As filed with the Securities and Exchange Commission on October 15, 2015

Registration No. 333-207267

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PATRIOT NATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	6411	46-4151376

(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

401 East Las Olas Boulevard, Suite 1650

Fort Lauderdale, Florida 33301

(954) 670-2900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Steven M. Mariano

President and Chief Executive Officer

401 East Las Olas Boulevard, Suite 1650

Fort Lauderdale, Florida 33301

(954) 670-2900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Gary Horowitz, Esq. Lesley Peng, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Christopher A. Pesch, Esq. Executive Vice President, General Counsel, Chief Legal Officer and Secretary 401 East Las Olas Boulevard, Suite 1650 Fort Lauderdale, Florida 33301 (954) 670-2900	Edward S. Best, Esq. John P. Berkery, Esq. Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 (312) 782-0600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐        Accelerated filer  ☐        Non-accelerated filer  ☒        Smaller reporting company  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$92,000,000	9,264(3)
(1)	Includes shares of common stock subject to the underwriters’ option to purchase additional shares. See “Underwriting (Conflicts of Interest).”
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(3)	The Registrant previously paid $5,035 of this amount.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	October 15, 2015

$80,000,000

Common Stock

We are offering $55,000,000 of our common stock and the selling stockholders named in this prospectus are offering $25,000,000 of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “PN.” On October 13, 2015, the last sale price of our common stock as reported on the NYSE was $14.08 per share.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and in future reports after consummation of this offering. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 24 of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriter compensation.

To the extent that the underwriters sell more than $80,000,000 of common stock, the underwriters have the option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional $12,000,000 of common stock from the company or the selling stockholders at the public offering price less the underwriting discounts and commissions. We will not receive any of the proceeds from the sale of shares by these selling stockholders.

The underwriters are offering the common stock as set forth under “Underwriting (Conflicts of Interest).” Delivery of the shares will be made on or about                    , 2015.

BMO Capital Markets	J.P. Morgan

JMP Securities	William Blair	Fifth Third Securities

                    , 2015

You should rely only on the information contained in this prospectus or in any free writing prospectus that we may authorize to be distributed to you. We, the selling stockholders and the underwriters have not authorized anyone to provide you with additional or different information. Neither we, the selling stockholders nor the underwriters take responsibility for, nor can provide any assurance as to the reliability of, any other information that others may give you. Neither we, the selling stockholders nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the shares of our common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

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MARKET AND INDUSTRY DATA

This prospectus includes industry and market data derived from internal analyses based upon publicly available data or other proprietary research and analysis, surveys or studies conducted by third parties and industry and general publications, including those by the National Council on Compensation Insurance (“NCCI”) and SNL Financial. While we believe our internal analyses are reliable, they have not been verified by any independent sources. Any such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

GLOSSARY

Unless otherwise specified or the context requires otherwise, in this prospectus, references to “Patriot National,” “our company,” “we,” “us” or “our” refer to Patriot National, Inc. and its direct and indirect subsidiaries, and all share and per share information have been adjusted to reflect a 15-to-1 split of our capital stock that was effected on January 15, 2015.

Unless otherwise specified or the context requires otherwise, the following terms used in this prospectus have the meanings ascribed to them below:

➢	references to the “Acquisitions” refer to both the GUI Acquisition and Patriot Care Management Acquisition together;

➢	references to “alternative market” refer to arrangements (1) in which workers’ compensation insurance policies are written by our clients and their policyholder or another party bears a substantial portion of the underwriting risk through a reinsurance arrangement between the client and a reinsurance entity or (2) through which our clients share underwriting risk with their policyholders through large deductible policies, retrospectively-rated policies and policyholder dividend arrangements;

➢	references to “bundled services” refer to arrangements where we provide two or more services to a client;

➢	references to “combined ratio” refer to the combined ratio comprised of (1) the ratio calculated by dividing net incurred losses plus loss adjustment expenses by net earned premiums and (2) the ratio calculated by dividing net operating expenses by net written premiums. The combined ratio is a measure of the profitability of an insurance company, and a combined ratio below 100 percent is indicative of an underwriting profit;

➢	references to the “Global HR Acquisition” refer to our acquisition, effective August 21, 2015, of Global HR Research LLC, as described in “Business—Our History and Organization”;

➢	references to “Guarantee Insurance” refer to Guarantee Insurance Company, and references to “Guarantee Insurance Group” refer to Guarantee Insurance Group, Inc. (f/k/a Patriot National Insurance Group, Inc.), the parent company of Guarantee Insurance, entities that are both controlled by Steven M. Mariano, our founder, Chairman, President and Chief Executive Officer;

➢	references to the “GUI Acquisition” refer to our acquisition, effective August 6, 2014, of contracts to provide marketing, underwriting and policyholder services and related assets and liabilities from a subsidiary of Guarantee Insurance Group, as described in “Business—Our History and Organization”;

➢	references to the “Patriot Care Management Acquisition” refer to our acquisition, effective August 6, 2014, of a business that provides nurse case management and bill review services (the “Patriot Care Management Business”), as described in “Business—Our History and Organization”;

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➢	references to “reference premiums written” refer to the aggregate premiums, grossed up for large deductible credits, written by or for our insurance carrier partners in respect of the policies we produce and service on their behalf;

➢

references to “reinsurance captives” or “reinsurance captive entities” refer to segregated portfolio cell captive entities that assume underwriting risk written initially by an insurance carrier client;

➢

references to the “Reorganization” refer to Patriot National’s incorporation in Delaware in November 2013 as a holding company and the consolidation of various entities operating our business that had been under the common control of Mr. Mariano, and the separation of our insurance services business from the insurance operations of Guarantee Insurance; and

➢

references to “turnkey” refer to arrangements where we provide both front-end services such as brokerage, underwriting and policyholder services, and back-end services such as claims adjudication and administration services to an insurance carrier client.

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PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and the notes thereto, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of certain factors such as those set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are an independent national provider of comprehensive technology-enabled outsourcing solutions that help insurance carriers, employers and other clients mitigate risk, comply with complex regulations and save time and money. We offer a full suite of end-to-end insurance related and specialty services that allow our clients to improve efficiencies and reduce expenses through our value-added processes. The core of our value proposition includes the benefit of a “one-stop” solution with our broad array of offered services, scalable, state-of-the-art technology and solutions to complex business and regulatory processes. Our goal is to be the preferred provider of mandatory employer services such as risk management services, health and welfare services, employee onboarding and compliance services.

We principally offer two types of services: front-end services, such as brokerage, underwriting and policyholder services, and back-end services, such as claims adjudication and administration. We provide our services either on an individual basis, as bundles of two or more services tailored to a client’s specific needs or on a turnkey basis where we provide a comprehensive set of front-end and back-end services to a client. We also offer specialty services currently including technology outsourcing and other IT services, as well as employment pre-screening and background checks. As a service company, we do not assume any underwriting or insurance risk. Our revenue is primarily fee-based, most of which is contractually committed or highly recurring.

Our strategy is to grow both organically, by continuing to leverage our proprietary business processes, strong distribution relationships and advanced technology infrastructure, and by acquiring complementary competencies, technologies and other capabilities that enhance our value proposition for clients. We have experienced significant organic growth in our client base and revenues as a result of strong industry trends and continued demand for outsourcing and technology-enabled insurance and specialty services. Additionally, many of our services have become more integrated into wide-reaching employer functions, and in many cases have become mandatory, either by law or pursuant to commercial contracts or industry standard practices, such as background checks, fraud investigation and healthcare cost containment. Key to our organic growth has been our ability to convert “unbundled” carriers (carriers who use just one of our services) into “bundled” carriers (carriers who use two or more of our services) and “bundled” carriers into “turnkey” carriers (carriers who use both front-end services and back-end services).

Our acquisition strategy builds on our organic growth philosophy—we acquire high-performing businesses that have services we can also sell to our existing clients. For example, a recent acquisition provided us the ability to offer our clients a web-based, end-to-end software-as-a-service (SaaS) solution on a subscription basis.

Our long-standing expertise in the workers’ compensation sector of the insurance industry forms a strong foundation for our comprehensive, or end-to-end, portfolio of technology-enabled outsourcing solutions. We leverage our expertise in the workers’ compensation sector to other sectors of the insurance industry and by offering other complementary services for our target market, which includes insurance carriers, local governments, reinsurance captives and other employers.

Our proprietary technology enables us to provide our services rapidly and, we believe, at a lower cost than our competitors. The basis of our technology is the InsuranceExpert (“IE”) system. The IE system is a web-based, end-to-end software system that provides all of the functions required by insurance carriers, managing general agents and third-party administrators. The IE system is designed to facilitate data communication with legacy systems, which allows us to quickly interface with our clients’ existing systems and provides improved data analytics. Moreover, we have several workflow tools that allow us to automate our proactive claims administration system, which we call our SWARMTM process, and our utilization review process using our DecisionUR product. We also have tools to streamline the payment process, such as InsurePay, which allows carrier clients to collect premiums for workers’ compensation insurance at the time payroll is paid by the policyholder.

Our revenue was $90.3 million for the six months ended June 30, 2015 and $117.3 million for the year ended December 31, 2014. Our net income (loss) for such periods was $(3.8) million and $10.4 million, respectively. On a pro forma basis, after giving effect to the Acquisitions, our initial public offering and the application of proceeds therefrom, and the Global HR Acquisition, our revenue was $96.2 million for the six months ended June 30, 2015 and $151.0 million for the year ended December 31, 2014, and our net income was $4.8 million and $13.2 million for such periods, respectively. See “—Summary Historical and Pro Forma Consolidated and Combined Financial Data” for additional information.

Our Services

We principally offer two types of services: front-end services such as brokerage, underwriting and policyholder services (or our “brokerage and policyholder services”) and back-end services such as claims administration services (or our “claims administration services”). We also offer a variety of specialty services.

Our brokerage and policyholder services include general agency services and specialty underwriting and policyholder services provided to our insurance carrier clients. For these carrier partners, we produce and administer traditional workers’ compensation insurance and alternative market and other multiline programs according to their preferred risk parameters and specifications, and earn fees based on a percentage of the premiums for the policies we produce and service. We do not write any insurance policies or bear underwriting risk.

We place the workers’ compensation and other insurance products of our carrier partners through a national network of over 3,000 independent retail agencies nationwide as well as through our specialty brokerage services. We also offer services related to the design, formation and management of reinsurance captive entities.

Our claims administration services are designed to reduce costs for our clients and relate to the administration and resolution of workers’ compensation and other claims such as general, auto, and product liability of self-funded and large-deductible plans. For workers’ compensation claims, we provide a comprehensive claims administration platform to our carrier partners using our proprietary SWARM process. The SWARM process is a high-touch, front-end loaded approach to claims processing that employs a multi-faceted, team-based rapid response to all new claims, which results in higher than average claims closure rates versus the industry. When a claim is compensable, our claims management process is designed to result in an optimal net claim cost while ensuring that the injured worker’s medical care is provided in an effective and efficient manner, promoting the early return to work through consistent contact with medical providers and employers and providing appropriate and prompt payment of benefits.

We provide these claims administration services together with our brokerage and policyholder services as a turnkey offering to our insurance carrier clients. We also offer the following claims administration services on an individual basis or as bundles of two or more services tailored to the specific needs of each client:

➢	healthcare cost containment services, including nurse case management and medical bill review, which are designed to contain healthcare costs associated with workers’ compensation claims, a significant and growing component of claim costs, through early intervention and ongoing review of healthcare services and pricing;

➢	healthcare administration services, including benefits administration for clients with self-funded health and welfare plans;

➢	investigation services, including onsite investigations into fraud and compensability and evaluation of subrogation opportunities designed to limit claim exposures for our clients and comply with regulatory requirements, some of which we offer through outside service providers;

➢	loss control services designed to proactively mitigate potential claims costs prior to the occurrence of a compensable injury, including onsite hazard assessments, preemptive evaluation of risk exposures, review of workplace safety policy and procedures and ongoing education, some of which we offer through outside service providers;

➢	transportation and translation services, including the capability to handle various transportation needs of claimants (such as wheelchair, advanced life support and air ambulance) and onsite and telephonic translation and transcription in connection with claims, which we offer through outside service providers;

➢	lien resolution services in the state of California, including lien negotiation, disputed bill analysis, claim consultation and analysis and bulk settlement services; and

➢	legal bill review services designed to provide cost saving opportunities for claims departments of insurance companies, which we offer through outside service providers.

In addition, we offer the following specialty services to our clients:

➢	employment pre-screening services, including background screening, drug testing, occupational health and wellness testing and on-boarding and assessment solutions, designed to enable companies to make better-qualified hires faster by improving the hiring process;

➢	technology outsourcing services; and

➢	software solutions, including software as a service (“SaaS”) through our IE system, a scalable end-to-end technology platform that provides all of the functions required by insurance carriers, managing general agents and third-party administrators, DecisionUR, providing utilization review process administration and InsurePay, a payment processing tool.

Industry Outlook

Workers’ compensation in the United States is a mandated, state-legislated, no-fault insurance program that requires employers to fund medical expenses, lost wages and other costs resulting from work-related injuries and illness. According to NCCI’s State of the Workers Compensation Line 2014 (the “NCCI Report”), the total net premium written by state funds and private carriers of workers’ compensation insurance in the United States was $44.2 billion in 2014, an increase from $33.8 billion in 2010, representing a compound annual growth rate of 6.9% over that period, and according to data compiled by SNL Financial, total direct premium written by workers’ compensation insurance carriers in the United States, which includes the amount of premium reinsured by insurance carriers, was $55.4 billion in 2014, an increase from $40.4 billion in 2010, representing a compound annual growth rate of 8.3% over that period. In the past several years, premium growth in the workers’ compensation industry has been predominantly driven by the recovery of employment levels to generally at or near pre-recession levels, as well as increasing premium rates.

Like other sectors of the insurance industry, the workers’ compensation sector experiences underwriting cyclicality, which generally underpins changes in premium rates. This cyclicality is determined by a number of factors, but there are two notable drivers. First, ultimate loss costs become more difficult to predict when claims remain open for longer periods, generally as a result of wage and medical cost inflation. For example, the NCCI Report indicates that medical costs per claim increased by approximately 6.4% on average per year from 1995 through 2014. Second, the amount of investment income insurance carriers can earn may also influence such carrier’s underwriting practices. During periods of high interest rates, investment income can be sufficiently significant, particularly when claims remain open for longer periods, to compensate for underwriting losses, such as those the workers’ compensation industry has experienced in recent years, as reflected in a greater than 100% combined ratio for all but three years from 1990 to 2014. However, in periods of low interest rates, similar to the current investment environment, insurance carriers cannot generate sufficient investment income to offset underwriting losses, and as a result have demanded higher premium rates. This has led to a modest “hardening” of the workers’ compensation market.

Today, the attractive combination of rising employment and an improved underwriting environment has driven new entrants into the market, and caused industry participants who had decreased their activity levels during the previous “soft” market cycle to re-enter the market as macro-economic conditions and the profit outlook for the industry improve.

According to industry research reports, insurance related outsourcing will become an approximately $20 billon market by 2020 with an estimated 5-year compound annual growth rate of 10%. We believe that insurance carriers are looking for third-party servicing companies like us with highly industry-specific expertise to help them save operating costs and transform their fixed costs and capital expenditures into variable expenses. In addition, increasing complex regulatory environment in workers’ compensation, general property and casualty (“P&C”) insurance and healthcare will further motivate companies to use third party service providers with specialist expertise to ensure compliance with new rules.

Because insurance carriers adjust their growth appetite based on the prevailing macro-economic and underwriting cycle, we believe outsourcing certain functions to a company like us is attractive because it allows carriers to maintain production flexibility in response to market conditions without burdensome investment in, or management of, certain necessary services and fixed costs. We are able to take advantage of the current improving market and provide services to carriers who may have previously exited the workers’ compensation market and no longer have the systems in place to resume writing business. Furthermore, we believe the profitability challenges faced by the workers’ compensation and the general P&C insurance industry creates opportunities for specialty service providers like us who can reduce costs and also provide access to alternative market options.

According to industry reports, premium rates for U.S. workers’ compensation insurance have increased an average of an estimated 0.25% year to date ending August 2015. We believe that rate increases below loss cost trends should result in core underwriting margin deterioration and a prolonged low interest rate environment will continue to pressure insurance companies’ revenue. A recent report also refers to this industry trend where many carriers continue to struggle with less than break-even underwriting performance due to the slow U.S. recovery and low interest rate environment, forcing them to remain highly mindful of their cost structures and seek outsourcing solutions, including claims management and medical cost containment. In addition, rising wages and increased operating costs associated with the passage of the Patient Protection and Affordable Care Act (the “PPACA”) will also help drive employers to servicing and outsourcing companies as a method of cost control.

In addition to providing flexibility to carriers, enabling them to opportunistically write workers’ compensation business in an attractive market, we also help our clients navigate the complex state-regulated industry landscape. Ensuring state-by-state compliance is time consuming and expensive, particularly for a carrier whose primary business is not in workers’ compensation. We believe our national presence and experience with each state’s guidelines and requirements position us to deliver significant value and cost savings for our clients.

Our Competitive Strengths

We believe we have the following competitive strengths:

➢	Independent National Provider of Full Spectrum of Services. We provide a complete range of end-to-end services to insurance carriers, from originating and underwriting policies to claims adjudication. We also provide a broad range of claims administration and specialty services to insurance carriers and other clients on an individual or bundled basis. A core tenet of our culture is a commitment to innovation and customer service focused on developing technologies and solutions to deliver superior results for our clients. Since the inception of our workers’ compensation insurance business in 2003, we have continued to develop and expand our capabilities, transforming our individual services into an integrated end-to-end offering on a national scale. We are able to efficiently deploy our services nationwide on a coordinated and proactive basis. In addition, due to the expertise required to comply with a complex, state-based regulatory regime, we believe that we have a business model that is difficult to replicate nationwide.

➢	State-of-the-Art Technology Infrastructure. We developed and implemented our IE system, a scalable end-to-end technology platform that handles all of the functions required by insurance carriers, managing general agents and third-party administrators, from the initial issuance of policies to settlement of claims. Our IE system is the cornerstone of our service offerings because we believe it:

➢	reduces costs associated with policy initiation by fully automating the issuance and underwriting process;

➢	delivers real-time analysis and communication capabilities across functional areas to enhance speed of claims response and resolution;

➢	provides enhanced data collection, information analysis and identification of trends through ease-of-use and single data-entry principle; and

➢	offers comprehensive predictive modeling and analytics capabilities.

The IE system was designed with a robust, modular architecture to provide flexibility to integrate new carriers and other clients as well as acquired businesses. The IE system is designed to be compatible with the legacy systems of our clients, and we believe this compatibility allows us to reduce the time required for systems integration and to provide enhanced day-to-day operational interactions securely and with relative ease. We also believe that it can be utilized in lines of business outside of the workers’ compensation insurance industry.

➢	Proven Ability to Identify, Acquire and Integrate New Businesses. Since our initial public offering, we have acquired 16 businesses, which have expanded our service offerings, enhanced our technology platform, increased our penetration in new and existing markets, and allowed us to leverage our proven business model beyond workers’ compensation. For example, the acquisition of Vikaran gave us the ability to offer our clients a web-based, end-to-end SaaS solution, on a subscription basis, and the acquisition of Global HR allows us to offer employment pre-screening and background checks. We have successfully integrated most of these businesses into our operations and are in the process of integrating the others. We have generally been successful in retaining the existing management team of the acquired businesses while leveraging their expertise and industry relationships across our existing businesses. For most of our acquisitions, a significant portion of the total purchase price is structured as an earn-out, whereby such consideration is deferred and not paid to the seller unless and until the acquired business achieves specified performance targets post-closing. In addition to reducing our risk, we believe the earn-out structure helps align both our and the seller’s interests post-closing, as most earn-outs are based on the acquired business achieving a target EBITDA for at least the twelve-month period following the date of acquisition.

➢	Proven Proprietary Claims Management Process. Through our proprietary SWARM process, we provide our clients with a high quality, high-touch claims management program that has proven to be effective at settling claims and reducing associated costs. By simultaneously deploying multiple functional areas of expertise, such as claims adjustment, fraud investigation, healthcare cost containment, nurse case management and subrogation, we ensure that appropriate personnel can review and respond to the claim rapidly. The SWARM process enables us to favorably influence the outcome of the claim by addressing potential issues early in its lifecycle, resulting in claims closure rates that are consistently better than industry averages. For example, as of December 31, 2014, only 0.8% of our claims that occurred in the accident year 2008 remained open, as compared to the industry average of 1.3%, and only 10.5% of our claims that occurred in the accident year 2013 remained open, as compared to the industry average of 10.9%, as reported by A.M. Best’s Global Insurance Database. We believe that rapidly closing claims reduces exposure to litigation risk, medical cost inflation and other factors and will ultimately reduce claims costs for our carrier partners.

➢	Strong Distribution Relationships. We strive to provide excellent customer service to our agencies and potential policyholders, including fast turnaround of policy submissions, in order to attract and retain business. We maintain relationships with our network of over 3,000 independent, non-exclusive retail agencies in all 50 states by emphasizing personal interaction and superior service. We are the only national managing general agent writing workers’ compensation that does not have its own retail brokerage and therefore our business does not compete or conflict with our independent agents, which makes us a more attractive partner to those agents. We also have strong relationships with a number of payroll companies that refer underwriting business to us. Our experienced underwriting service personnel work closely with our independent retail agencies to market the products of our carrier partners and serve the needs of prospective policyholders. In addition, we leverage these strong distribution relationships to market additional services, including newly-acquired capabilities, to policyholders and other employers. We believe that we distinguish ourselves from larger insurance company and brokerage competitors by forming close relationships with these independent retail agencies and focusing on small to mid-sized businesses.

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Experienced Management. Our senior management team is comprised of experienced executives with a track record of financial and operational success, deep experience through multiple industry cycles and strong relationships with our carrier partners. Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, has guided the creation and growth of our company, including the Reorganization, the Acquisitions, our initial public offering and our subsequent acquisitions as discussed under “—Our History and

Organization” below. The members of our senior management team average over 20 years of insurance industry experience, and have developed a proven ability to identify, evaluate and execute successful growth strategies. We foster an entrepreneurial culture focused on customer service, innovation and business origination and have aligned the incentives of our key employees through a merit-based compensation system, which we believe has enabled us to attract and retain superior talent and produce strong results for our clients and our company.

Our Growth Strategy

We intend to leverage our competitive strengths to drive sales and profit growth through the following key strategies:

➢	Further Expand Our Insurance Carrier Client Business Relationships. Since our initial public offering, the number of our insurance carrier clients has grown from 17 to 124. Of these carrier clients, 16, including Zurich Insurance Group Ltd. (“Zurich”) and American International Group, Inc. (“AIG”), outsource all or part of their workers’ compensation insurance programs to us on a turnkey basis, an increase from four since our initial public offering, and a further 27 carrier clients purchase bundled services from us. We are continually focused on expanding the number of services we provide to existing insurance carrier clients and establishing relationships with other insurance carriers, including carriers that have not historically written workers’ compensation insurance. We also enhance our client relationships by providing additional services to clients we gain through acquisitions. For example, Scottsdale Insurance Company (“Scottsdale”) became our insurance carrier client in 2014 and began writing workers’ compensation insurance at that time, and we recently expanded our relationship with Falls Lake National Insurance Company (formerly known as Stonewood National Insurance Company) from a bundled service relationship to a turnkey partnership. We continue to seek to expand our carrier partner business relationships.

➢	Continue to Grow Our Client Base for Individual Services. In addition to our turnkey service offerings, we also provide a variety of insurance-related and other services individually or as a customized, bundled package of services, including onsite investigations into fraud and compensability and evaluation of subrogation opportunities; healthcare benefits administration services; loss control services; transportation and translation services; and legal bill review services. While these services are generally provided as part of our integrated claims administration service to our insurance carrier clients, we have grown our business to include more than 100 clients who purchase our services on a bundled basis. In addition, we also offer services such as employment pre-screening services and technology outsourcing services and software solutions. We intend to continue to focus on marketing these service offerings to new clients, such as other insurance carriers and service providers, self-insured employers and local governments, as well as to cross-sell these services to existing clients.

➢	Acquire Complementary Operations. Through the acquisition of complementary operations, we believe there are significant opportunities to continue to expand the range of services that we offer to our clients. For example, through our Patriot Care Management Acquisition completed in August 2014, we acquired the capability to provide nurse case management and bill review services, both as a part of our full suite of services that we provide to our turnkey insurance carrier clients and also individually or as a customized package of bundled services. Since our initial public offering, we have consummated 16 acquisitions, including Global HR Research LLC, Corporate Claims Management, Inc. and CWIBenefits, Inc. These complementary business acquisitions have enhanced our ability to target new clients beyond the workers’ compensation sector. We carefully evaluate potential acquisitions with a view to reducing integration costs, and we generally seek to structure a significant portion of the total purchase price as an earn-out. We continue to evaluate the possibility of acquiring additional outsourced services and new complementary services or businesses to further drive the growth of our business.

➢	Leverage Our Existing Infrastructure. We serve our clients and policyholders through six regional offices that are structured and staffed to accommodate growth in our business. Further, we have developed and implemented a robust, vertically integrated modularized information technology platform that is designed to facilitate our growth. This system is highly scalable and adaptable to diverse opportunities, with substantial excess capacity, allowing us to grow and service additional clients without the need for significant incremental investment. We plan to realize economies of scale in our workforce and technology infrastructure. We also plan to increase our information technology services offered directly to clients on a software-as-a service basis. For example, we recently announced that Missouri Employers Mutual Insurance Company has chosen our IE system to replace and modernize its legacy technology systems.

➢	Continue to Develop and Offer Innovative Solutions. We intend to continue providing superior services to our clients by developing innovative solutions that improve efficiency and reduce costs. For example, we offer InsurePay, a tool that streamlines payment processes by allowing carrier clients to collect premiums for workers’ compensation insurance at the time payroll is paid by the policyholder. We believe that our focus on continuing to seek opportunities to provide potential and existing clients with new services and solutions will allow us to leverage our existing infrastructure to further drive our organic growth.

Our History and Organization

Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, initially started our workers’ compensation insurance business and acquired Guarantee Insurance in 2003.

Patriot National, Inc. (f/k/a Old Guard Risk Services, Inc.) was incorporated in Delaware in November 2013 to consolidate certain insurance services entities controlled by Mr. Mariano. These transactions, which we refer to as our “Reorganization,” separated our insurance services business from the insurance risk taking operations of Guarantee Insurance Group.

Effective August 6, 2014, we acquired certain contracts to provide marketing, underwriting and policyholder services to certain of our insurance carrier clients, as well as related assets and liabilities, from Guarantee Underwriters, Inc. (“GUI”), a subsidiary of Guarantee Insurance Group. We also acquired a contract to provide a limited subset of our brokerage and policyholder services to Guarantee Insurance, the balance of which had historically been provided without a contract as GUI is a subsidiary of Guarantee Insurance. We refer to the acquisition of these contracts and related assets and liabilities as the “GUI Acquisition.” Immediately following the GUI Acquisition, we entered into a new agreement to provide all of our brokerage and policyholder services to Guarantee Insurance.

We further expanded our business effective August 6, 2014, through our acquisition from MCMC LLC (“MCMC”) of its managed care risk services business that provides nurse case management and bill review services. This business, which we refer to as the “Patriot Care Management Business,” had been previously controlled by Mr. Mariano until it was sold to MCMC in 2011. We refer to this acquisition as the “Patriot Care Management Acquisition,” and the GUI Acquisition and the Patriot Care Management Acquisition together as the “Acquisitions.”

We completed our initial public offering in January 2015 and our common stock is listed on the New York Stock Exchange under the symbol “PN.”

Following our initial public offering, we have acquired the following entities and businesses providing insurance and other services:

Name and Effective Date of Acquisition (In thousands):	Services	Total Maximum Purchase Price (1)

Phoenix Risk Management, Inc (January 31, 2015)	Specialty Brokerage	$4,099

DecisionUR, LLC (February 5, 2015)	Technology	2,240

Capital & Guaranty, LLC (February 9, 2015)	Claims Administration	350

TriGen Holding Group, Inc (March 31, 2015)	Specialty Brokerage	9,840

Hospitality Supportive Systems, LLC (April 1, 2015)	Specialty Brokerage	9,650

Selective Risk Management, LLC (April 1, 2015)	Claims Administration	3,846

Vikaran Solutions, LLC (“Vikaran”) (April 17, 2015)(2)	Technology	8,500

Corporate Claims Management, Inc (“CCMI”) (April 24, 2015)	Claims Administration	9,000

Candid Investigation Services, LLC (May 8, 2015)	Investigative Services	1,500

Brandywine Insurance Advisors, LLC (May 22, 2015)	Specialty Brokerage	4,205

Infinity Insurance Solutions, LLC (June 1, 2015)	Premium Audit & Underwriting Surveys	2,400

InsureLinx, Inc (June 12, 2015)	Technology	6,300

The Carman Corporation (June 15, 2015)	Specialty Brokerage	2,000

CWIBenefits, Inc. (“CWI”) (July 9, 2015)	Healthcare Benefits Administration	7,425

Restaurant Coverage Associates, Inc. and Risk Control Associates, Inc. (August 14, 2015)	Specialty Brokerage	3,500

Global HR Research LLC (“Global HR”) (August 21, 2015)	Pre-Employment Services	42,000	(3)

Total		116,855

(1)	The total maximum purchase price of $116.1 million for the 16 acquisitions since our initial public offering includes an aggregate of $15.9 million of maximum potential earn-out payments under the acquisition agreements.
(2)	In connection with the acquisition of Vikaran we also agreed to purchase all of the outstanding stock of Mehta and Pazol Consulting Services Private Limited (“MPCS”), an Indian company which holds Vikaran’s software development center located in Pune, India, for a purchase price of approximately $1.5 million. We consummated the purchase of 51% of the MPCS stock, with the consummation of the purchase of the remaining 49% being subject to pending Indian regulatory approval.
(3)	The purchase price for the Global HR Acquisition consists of (a) $24 million in cash, (b) 444,096 shares of our common stock (the “Stock Consideration”), plus (c) certain deferred consideration payable, at our sole discretion, in either 618,478 shares of our common stock or $10,477,017 in cash (the “Deferred Consideration”). The Deferred Consideration is payable solely to In Touch Holdings LLC, one of the former principal stockholders of Global HR, on the earlier of (x) November 20, 2015, (y) the 21st day after the date we mail an information statement to the shareholders in connection with the Global HR Acquisition or (z) we file a registration statement with the SEC that is declared effective, including in connection with this offering. We intend to pay the Deferred Consideration in stock. If the revenues for Global HR for its fiscal year 2016 are less than $12.8 million, then In Touch Holdings LLC will forfeit and return 10% of its Stock Consideration and Deferred Stock Consideration to us.

Our historical financial results for all periods presented in this prospectus include the results of the various businesses previously under the common control of Mr. Mariano and to which we succeeded in connection with the Reorganization, as well as the revenues and expenses associated with the contracts and certain other assets acquired and liabilities assumed through the GUI Acquisition. Revenues and expenses associated with the new agreement we entered into in August 2014 to provide all of our brokerage and policyholder services to Guarantee Insurance, as well as the financial results associated with the Patriot Care Management Business, are included in our historical financial results beginning August 6, 2014, and are not reflected in our historical financial statements as of or for any earlier period. In addition, the financial results associated with the businesses and entities acquired since our initial public offering, including those described above, are included in our historical financial results from the applicable date of acquisition, and are not reflected in our historical financial statements as of or for any earlier period.

For additional information about our history, the Reorganization and the Acquisitions, see “Business—Our History and Organization.”

Our principal executive offices are located at 401 East Las Olas Boulevard, Suite 1650, Fort Lauderdale, Florida 33301, and our telephone number at that location is (954) 670-2900. Our website address is www.patnat.com. Neither our website nor any information contained on our website is part of this prospectus.

Recent Developments

Senior Secured Credit Facility. On August 14, 2015, we entered into a second amendment to our $80.0 million senior secured credit facility which provides for an additional $50.0 million of term loans plus the ability to increase the term loan by an additional $50.0 million under certain conditions. The amendment also added a requirement that until we deliver a certificate certifying that (a) the our total leverage ratio is equal to or less than 2.25 to 1.00 and (b) our Adjusted EBITDA for the twelve-months then ended is at least $70.0 million, the outstanding revolving loans (plus any swing line loans and the aggregate stated amount of all letters of credit) shall not exceed $30.0 million. All other material terms and conditions in the senior secured credit facility were unchanged by the amendment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

Third Quarter 2015. We estimate that our total fee income and fee income from related party was approximately $58.5 million for the three months ended September 30, 2015, compared to $31.4 million for the three months ended September 30, 2014, and $47.4 million for the three months ended June 30, 2015. The estimated increase of $27.1 million, or 86.3%, over the prior year period was primarily due to an increase in customer relationships and an expanded number of service offerings, driven by both organic growth and acquisitions closed during the nine months ended September 30, 2015. On a sequential basis, our total fee income and fee income from related party increased by an estimated $11.1 million, or 23.4%, also primarily due to organic growth and acquisitions.

We estimate that our total fee income and fee income from related party was approximately $148.9 million for the nine months ended September 30, 2015, compared to $62.5 million for the nine months ended September 30, 2014. The estimated increase of $86.4 million, or 138%, is primarily due to the increase in customer relationships and an expanded number of service offerings, driven by both organic growth and acquisitions closed during the nine months ended September 30, 2015.

We have presented these estimated amounts for the three and nine months ended September 30, 2015 based on currently available information. We do not intend to update or otherwise revise these estimates to reflect future events other than through the release of our actual results in the ordinary course of business. Our independent public accounting firm has not performed any procedures with respect to the estimated amounts presented above. Our actual results may differ materially from the estimated amounts presented above.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced disclosure and reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies that are not emerging growth companies.

As an emerging growth company, we intend to take advantage of the following provisions of the JOBS Act:

➢	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting;

➢	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements;

➢	less extensive disclosure requirements about our executive compensation arrangements; and

➢	no requirement for shareholder non-binding advisory vote on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of (i) the end of the fiscal year following the fifth anniversary of our initial public offering, (ii) the last day of the fiscal year in which our annual gross revenues exceed $1.0 billion, (iii) the last day of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period. For as long as we take advantage of the reduced disclosure obligations, the information that we provide stockholders may be different than information provided by other public companies.

The JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period, and, as a result, our financial statements may not be comparable to those of companies that comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies.

Certain Risks and Challenges

Our company, our business and the industry in which we operate are subject to numerous risks as more fully described in the section of this prospectus entitled “Risk Factors.” As part of your evaluation of our business and prospects, you should consider the challenges and risks we face in implementing our business strategies, including that:

➢	because we have a limited operating history as a stand-alone, combined company and business, our historical and pro forma financial condition and results of operations prior to 2015 are not necessarily representative of the results we would have achieved as a stand-alone, combined, publicly-traded company and may not be a reliable indicator of our future results;

➢	our business may be materially adversely impacted by general economic and labor market conditions;

➢	the workers’ compensation insurance industry is cyclical in nature, which may affect our overall financial performance, and we may be more vulnerable to negative developments in the workers’ compensation industry;

➢	our revenues and income are currently substantially dependent on our relationships with Guarantee Insurance and a small number of other insurance carrier clients;

➢	our relationship with Guarantee Insurance may create conflicts of interest, and we cannot be certain that all our transactions with Guarantee Insurance will be conducted on the same terms as those available from unaffiliated third parties;

➢	we are subject to extensive regulation and supervision and our failure to comply with such regulation or adapt to new regulatory and legislative initiatives may adversely impact our business; and

➢	we have completed 16 acquisitions since our initial public offering in January 2015, and we may experience difficulties integrating these businesses into our company, these acquired businesses may not perform as we anticipated and we may not achieve the synergies we expected to achieve.

Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.

THE OFFERING

Common stock offered by us	$55,000,000 of shares.

Common stock offered by the selling stockholders	$25,000,000 of shares.

Option to purchase additional shares	The underwriters have an option for a period of 30 days to purchase up to an additional $12,000,000 of our common stock.

Common stock to be outstanding after this offering	shares.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million.

We intend to use a portion of the net proceeds from this offering to finance our growth strategy, which may include possible acquisitions of, or investments in, businesses or other assets, and to repay all outstanding amounts under the revolving credit facility of our senior secured credit facility, including accrued interest. We will use any remaining net proceeds of this offering for working capital and for general corporate purposes. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

Dividend policy	We do not currently anticipate paying any dividends on our common stock. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on various factors, including any restrictions on dividends contained in the senior secured credit facility. See “Dividend Policy.”

Concentration of ownership

Upon consummation of this offering, we expect that Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, will continue to own approximately      % of our outstanding common stock. As a result, he will continue to be able to exert substantial influence on us and on all matters involving a vote of our shareholders. Mr. Mariano also owns substantially all of the outstanding equity of Guarantee Insurance Group, the parent company of Guarantee Insurance, which may cause a conflict of interest. We have a significant business relationship with Guarantee Insurance. See “Certain Relationship and Related Party Transactions—Relationship and Transactions with Guarantee Insurance Group and Guarantee Insurance” for additional information.

Conflicts	Because affiliates of BMO Capital Markets Corp. and Fifth Third Securities, Inc. are lenders under our senior secured credit facility and will receive more than 5% of the net proceeds of this offering due to the repayment of borrowings thereunder, BMO Capital Markets Corp. and Fifth Third Securities, Inc. are deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”), which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. J.P. Morgan Securities LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. J.P. Morgan Securities LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify J.P. Morgan Securities LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Risk factors	Investing in our common stock involves risks. You should read carefully the “Risk Factors” section of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

NYSE ticker symbol	“PN”

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

➢	assumes no exercise of the underwriters’ option to purchase additional shares;

➢	is based on 27,050,694 shares of common stock outstanding as of September 25, 2015;

➢	does not reflect 144,855 shares of common stock that may be issued upon the exercise of outstanding warrants at an exercise price of $2.67 per share held by a stockholder;

➢	does not reflect 94,451 shares of common stock issued in connection with the Global HR Acquisition that are held in escrow, and does not reflect 618,478 additional shares that may be issued in connection with the Global HR Acquisition, as described in footnote (3) to the table above under “Summary—Our History and Organization”; and

➢	does not reflect (i) 573,651 outstanding restricted shares of common stock subject to time- or performance-based vesting requirements, (ii) 179,890 outstanding restricted stock units to acquire shares of our common stock, with a weighted average remaining contractual life of 2.5 years, (iii) outstanding stock options to acquire 1,237,778 shares of common stock, with a weighted average exercise price of $14.40 per share, all granted as of September 25, 2015 under the Patriot National, Inc. 2014 Omnibus Incentive Plan (the “2014 Plan”) and (iv) an additional 522,997 shares of common stock available for future issuance under our 2014 Plan.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL DATA

The following table sets forth our summary historical consolidated and combined financial and other data as of the dates and for the periods indicated below. We have derived the summary historical consolidated and combined financial data as of December 31, 2014 and 2013, and for the three years ended December 31, 2014 from our audited consolidated and combined financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2014, and incorporated by reference into this prospectus. The summary historical interim consolidated financial data as of June 30, 2015 and for the six months ended June 30, 2015 and 2014 was derived from our unaudited interim consolidated financial statements, which are included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, and incorporated by reference into this prospectus. Our unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the unaudited interim consolidated financial statements. These historical results are not necessarily indicative of results to be expected in any future period.

The consolidated and combined financial statements of Patriot National are comprised of (1) the financial statements of us and our subsidiaries, which became our subsidiaries in the Reorganization, (2) the results of the Patriot Care Management Business, which are reflected in our consolidated financial statements from August 6, 2014, the effective date of the Patriot Care Management Acquisition, (3) the revenues and expenses associated with the contracts and certain other assets acquired and liabilities assumed effective August 6, 2014 in the GUI Acquisition from GUI, a wholly owned subsidiary of Guarantee Insurance Group and a related party by virtue of common control between us and Guarantee Insurance Group and (4) the results of the other entities and businesses acquired by us from time to time. Because we and the subsidiaries we acquired in the Reorganization are under common control, and the contracts acquired in the GUI Acquisition were acquired from an entity under common control, our consolidated and combined financial statements are presented as if all of these companies and businesses, were owned by us for all of the periods presented, as further described in the notes to our consolidated and combined financial statements incorporated by reference in this prospectus. The results of the other entities and businesses acquired by us, including Patriot Care Holdings, Inc. (f/k/a MCRS Holdings, Inc.), our subsidiary operating the Patriot Care Management Business (“PCM”), and the acquisitions we made after our initial public offering are reflected in our consolidated financial statements from the applicable time of acquisition. Because of the inclusion of such results from the applicable time of acquisition, our financial statements are not comparable from period to period.

The unaudited pro forma condensed combined financial statements are included in our Current Report on Form 8-K/A, filed with the SEC on October 5, 2015, and incorporated by reference into this prospectus. We have derived the summary unaudited pro forma condensed consolidated financial data as of and for the six months ended June 30, 2015 from our unaudited consolidated financial statements and the unaudited financial statements of Global HR, which are included in such Current Report on Form 8-K/A filed on October 5, 2015. We have derived the summary unaudited pro forma condensed consolidated financial data for the year ended December 31, 2014 from our audited consolidated financial statement, the audited financial statements of Global HR, which are also included in such Current Report on Form 8-K/A and the unaudited consolidated financial statements of PCM, which are included in our Registration Statement on Form S-1/A (No. 333-200972) filed on January 14, 2015 and incorporated by reference into this prospectus.

The unaudited pro forma condensed consolidated balance sheet data as of June 30, 2015 give effect to the Global HR Acquisition, including borrowings under our senior secured credit facility and the issuance of shares of our common stock in connection therewith, as if it had been completed as of June 30, 2015.

The unaudited pro forma condensed consolidated statement of operations data for the six months ended June 30, 2015 and for the year ended December 31, 2014 give effect to:

➢	the additional statement of operations impact of the financing we incurred in connection with the GUI Acquisition, including the issuance of additional warrants to the lenders;

➢	the Patriot Care Management Acquisition, including debt financing and the issuance of shares of our common stock in connection therewith;

➢	our initial public offering, borrowings under the senior secured credit facility and the application of a portion of the net proceeds therefrom to repay outstanding indebtedness; and

➢	the Global HR Acquisition, including borrowings under our senior secured credit facility and the issuance of shares of our common stock in connection therewith,

as if all such events had been completed as of January 1, 2014.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The summary unaudited pro forma condensed consolidated financial data is presented for informational purposes only and is not necessarily indicative of and does not purport to represent what our financial position or results of operations would actually have been had the transactions been consummated as of the dates indicated. In addition, the summary unaudited pro forma condensed consolidated financial data is not necessarily indicative of our future financial condition or results of operations.

This summary historical and pro forma consolidated and combined financial data should be read in conjunction with the disclosures set forth under “Capitalization,” “Selected Historical Consolidated and Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus and the audited and unaudited historical consolidated and consolidated financial statements and related notes thereto of Patriot National, PCM and Global HR incorporated by reference into this prospectus.

						Pro Forma
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30,	Year Ended December 31,
In thousands, except per share data	2015	2014	2014	2013	2012	2015	2014
	(unaudited)					(unaudited)
Consolidated and Combined Statement of Operations Data:
Revenues
Fee income	$45,301	$22,266	$55,848	$46,486	$25,821	$51,115	$81,541
Fee income from related party (1)	45,079	8,786	46,882	9,387	12,546	45,079	54,961

Total fee income and fee income from related party	90,380	31,052	102,730	55,873	38,367	96,194	136,502
Net investment income	36	420	496	87	62	48	509
Net realized gains (losses) on investments	(91)	78	14,038	(50)	3	(91)	14,038

Total Revenues	90,325	31,550	117,264	55,910	38,432	96,151	151,049

Expenses
Salaries and related expenses	32,233	8,181	32,420	15,985	13,189	32,559	37,777
Commission expense	17,383	3,600	16,939	8,765	3,216	17,447	17,027
Management fees to related party for administrative support services(2)	—	4,529	5,390	12,139	8,007	—	7,152
Outsourced services	5,254	1,405	5,608	3,303	4,452	5,254	10,002
Allocation of marketing, underwriting and policy issuance costs from related party (3)	—	1,539	1,872	4,687	2,774	—	1,872
Other operating expenses	13,285	3,263	13,319	4,557	4,587	17,243	24,082
Acquisition costs	2,919	—	—	—	—	2,919	—
Interest expense	1,719	2,591	9,204	1,174	299	1,808	3,711
Depreciation and amortization	5,695	2,047	5,935	2,607	1,330	6,390	15,756
Amortization of loan discounts and loan costs	144	645	2,158	5,553	211	144	4,175
Stock Compensation expense	6,205	—	—	—	—	6,205	—
(Decrease) Increase in fair value of warrant redemption liability	(1,385)	6,503	1,823	—	—	(1,385)	1,823
Costs from debt payoff (4)	13,681	—	—	—	—	—	—
Loss on exchange of units and warrants	—	—	—	152	—	—	—
Loss on disposed of equipment	—	—	—	—	—	1	—
Provision for uncollectible fee income	—	—	502	2,544	—	—	—

Total Expenses	97,133	34,303	95,170	61,466	38,065	88,585	123,377
Net income (loss) before income tax expense	(6,808)	(2,753)	22,094	(5,556)	367	7,566	27,672
Income Tax (Benefit) Expense	(3,064)	1,300	11,635	712	—	2,686	14,385

Net Income (Loss) Including Non-Controlling Interest in Subsidiary	(3,744)	(4,053)	10,459	(6,268)	367	4,880	13,287
Net income (loss) attributable to non-controlling interest in subsidiary	52	42	45	(82)	23	52	45

Net Income (Loss)	$(3,796)	$(4,095)	$10,414	$(6,186)	$344	$4,828	$13,242

Earnings (Loss) Per Common Share
Basic	$(0.15)	$(0.29)	$0.66	$(0.43)	$0.02	$0.18	$0.50
Diluted	(0.15)	(0.29)	0.66	(0.43)	0.02	0.17	0.49
Weighted Average Common Shares Outstanding
Basic	25,601	14,288	15,754	14,288	14,288	26,999	26,648
Diluted	25,601	14,288	15,754	14,288	14,420	27,618	27,267

				Pro Forma
	June 30,	December 31,		June 30,
In thousands	2015	2014	2013	2015
	(Unaudited)			(Unaudited)
Consolidated and Combined Balance Sheet Data:
Assets
Cash	$9,893	$4,251	$1,661	$10,738
Restricted cash(5)	15,149	6,923	4,435	15,149
Goodwill	85,766	61,493	9,953	115,260
Intangible assets	67,084	32,988	—	79,023
Total Assets	225,552	142,102	35,979	271,556
Liabilities and stockholders’ deficit
Total debt	$88,431	$115,591	$45,330	$114,931
Stockholders’ equity (deficit)	73,823	(28,261)	(30,888)	81,298

						Pro Forma
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30,	Year Ended December 30,
In thousands, except percentages	2015	2014	2014	2013	2012	2015	2014
	(unaudited)					(unaudited)
Other Financial and Operating Measures:
Adjusted EBITDA(6)	$22,209	$8,913	$27,131	$6,606	$2,181	$23,686	$39,054
Adjusted EBITDA margins(6)	24.6%	28.7%	26.4%	11.8%	5.7%	24.6%	28.7%
Operating cash flow(7)	$17,666	$4,757	$4,479	$4,684	$1,833
Adjusted earnings (loss)(8)	9,326	(176)	2,963	(4,511)	342	9,604	5,791
Reference premium written(9)	206,050	182,096	359,924	357,376	305,692	206,050	359,924

(1)	Represents service fees from Guarantee Insurance, a related party. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Components of Financial Statements—Revenue.”

(2)	Represents historical fees paid by us to Guarantee Insurance Group for management oversight, legal, accounting, human resources and technology support services provided to us. Our administrative functions have been separated from Guarantee Insurance Group and from August 6, 2014, such payments are longer made by us in respect of such services.

(3)	Represents historical payments made by us to Guarantee Insurance Group as reimbursements for allocated portions of rent and certain administrative costs incurred by Guarantee Insurance Group on our behalf. Our administrative functions have been separated from Guarantee Insurance Group and from August 6, 2014, such reimbursements are no longer made by us in respect of such costs.

(4)	Costs from debt payoff include $4.3 million of early payment penalties and $9.3 million associated with the write-off of related deferred financing fees and original issue discounts in connection with the repayment of all outstanding debt under our prior loan agreement with the PennantPark Entities, as lenders (the “PennantPark Loan Agreement”) and our prior credit agreement with UBS Securities LLC and the lenders party thereto (the “UBS Credit Agreement”) on January 22, 2015, with a portion of the proceeds from our initial public offering.

(5)	Represents amounts received from our clients to be used exclusively for the payment of claims on behalf of those clients.

(6)	To provide investors with additional information regarding our financial results, we have presented Adjusted EBITDA, and Adjusted EBITDA Margins, both of which represent non-GAAP financial measures.

Adjusted EBITDA is defined by us as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization and amortization of loan discounts and loan costs, further adjusted for the effects of net realized losses (gains) on investments, loss on exchange of units and warrants, changes in fair value of warrant redemption liability, costs from debt payoff, stock compensation expense and acquisition costs. We have provided below a reconciliation of Adjusted EBITDA to Net Income (Loss), the most directly comparable GAAP financial measure. Adjusted EBITDA margins are calculated as Adjusted EBITDA divided by the sum of fee income and fee income from related party.

We have presented Adjusted EBITDA and Adjusted EBITDA Margins because they are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In particular, we believe that the exclusion of the amounts eliminated in calculating Adjusted EBITDA can provide useful measures for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA and Adjusted EBITDA Margins have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:

➢	although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;

➢	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs or tax payments that may represent a reduction in cash available to us; and

➢	other companies, including companies in our industry, may calculate Adjusted EBITDA and or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA and Adjusted EBITDA Margins together with other GAAP-based financial performance measures, including our GAAP financial results.

The following table presents a reconciliation of Adjusted EBITDA to net income for each of the periods indicated:

						Pro Forma
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30,	Year Ended December 30,
In thousands	2015	2014	2014	2013	2012	2015	2014
	(unaudited)					(unaudited)
Net Income (Loss)	$(3,796)	$(4,095)	$10,414	$(6,186)	$344	$4,828	$13,242
Income Tax (Benefit) Expense	(3,064)	1,300	11,635	712	—	2,686	14,385
Interest expense	1,719	2,591	9,204	1,174	299	1,808	3,711
Amortization of loan discounts and loan costs(a)	144	645	2,158	5,553	211	144	4,175
Depreciation and amortization	5,695	2,047	5,935	2,607	1,330	6,390	15,756

EBITDA	698	2,488	39,346	3,860	2,181	15,856	51,269
Net realized (gains) losses on investments(b)	91	(78)	(14,038)	50	(3)	91	(14,038)
Increase (Decrease) in fair value of warrant redemption liability (c)	(1,385)	6,503	1,823	—	—	(1,385)	1,823
Loss on exchange of units and warrants(d)	—	—	—	152	—	—	—
Loss on disposed of equipment	—	—	—	—	—	1	—
Provision for uncollectible fee income(e)	—	—	—	2,544	—	—	—
Costs from debt payoff(f)	13,681	—	—	—	—	—	—
Stock compensation expense(g)	6,205	—	—	—	—	6,205	—
Acquisition costs(h)	2,919	—	—	—	—	2,919	—

Adjusted EBITDA	$22,209	$8,913	$27,131	$6,606	$2,181	$23,687	$39,054

(a)	Represents amortization of loan discounts and loan costs associated with loan agreements, and of the estimated value of equity interests issued to lenders pursuant to such loan agreements.
(b)	Represents, for the year ended December 31, 2014, the net gain realized upon the redemption of preferred equity issued by MCMC in connection with the Patriot Care Management Acquisition.

(c)	Represents the change in estimated fair value of the detachable common stock warrants issued to the lenders in connection with (i) the Initial Tranche (as defined below) of the PennantPark Loan Agreement and (ii) the exchange described in (d) below. We recorded this warrant redemption liability, and reflect the changes in the estimated fair value thereof, because the warrant holders may require us to redeem the warrants for cash, in an amount equal to the estimated fair value of the warrants less the total exercise price of the redeemed warrants.
(d)	Represents a non-recurring loss recorded as part of the Reorganization in connection with the exchange by Advantage Capital Community Development Fund, L.L.C. (“Advantage Capital”), one of our prior lenders, of its common units and detachable common stock warrants issued by certain of our subsidiaries for detachable common stock warrants of ours, which had a higher value.
(e)	Represents a provision for uncollectible fee income recorded in connection with the liquidation in May 2013 of Ullico Casualty Company (“Ullico”), one of our insurance carrier clients from April 2009 until we terminated the contract effective March 26, 2012. See “Risk Factors—Our total fee income and fee income from related party are currently substantially dependent on our relationships with Guarantee Insurance and a small number of other insurance carrier clients.”
(f)	Represents early payment penalties and costs associated with the write-off of related deferred financing fees and original issue discounts, each recorded in connection with the repayment of all outstanding debt under the PennantPark Loan Agreement and the UBS Credit Agreement on January 22, 2015.
(g)	Represents stock compensation expense recognized for the six months ended June 30, 2014 associated with stock options, restricted stock awards and restricted stock units issued under the 2014 plan.
(h)	Represents costs recorded in connection with acquisitions consummated since our initial public offering.

(7)	To provide investors with additional information regarding our financial results, we have presented Operating Cash Flow, which represents a non-GAAP financial measure.

Operating Cash Flow is defined by us as Adjusted EBITDA less income tax expense, interest expense, and capital expenditures. We have provided below a reconciliation of Operating Cash Flow to Net Cash Provided by Operating Activities, the most directly comparable GAAP financial measure.

We have presented Operating Cash Flow because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In particular, we believe that the exclusion of the amounts eliminated in calculating Operating Cash Flow can provide useful measures for period-to-period comparisons of our core business. Accordingly, we believe that Operating Cash Flow provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Operating Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. In particular, other companies, including companies in our industry, may calculate Operating Cash Flow and or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of this and other limitations, you should consider Operating Cash Flow together with other GAAP-based financial performance measures, including our GAAP financial results.

The following table presents a reconciliation of Operating Cash Flow to Net Cash Provided by Operating Activities for each of the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
In thousands	2015	2014	2014	2013	2012
	(unaudited)
Net Cash Provided by Operating Activities	$4,644	$7,102	$24,360	$6,048	$11,350
Changes in certain assets and liabilities:
Increase (decrease) in:
Fee income receivable	5,016	373	763	3,263	455
Fee income receivable from related party	4,615	515	6,667	1,383	536
Claims reimbursement outstanding	—	—	—	(1,101)	(2,247)
Other current assets	1,172	53	(209)	(22)	(14)
Increase (decrease) in:
Net payable to related parties	(1,703)	(2,564)	(924)	3,258	(3,269)
Deferred claims administration services income	147	(369)	(676)	2,493	(1,171)
Net advanced claims reimbursements	(3,590)	(433)	(2,433)	(4,003)	21
Income taxes payable, net of income tax benefit	11,961	(781)	(11,326)	(408)	—
Accounts payable and accrued expenses	(8,677)	(1,055)	(12,023)	(877)	(152)
Net income or (loss) attributable to business generated by GUI, exclusive of depreciation expense	—	2,213	2,252	(5,105)	(3,604)
Net (income) loss attributable to non-controlling interest in subsidiary	(52)	(42)	(45)	82	(23)
Deferred income taxes	—	10	388	(291)	—
Early payment penalties on repayment of debt	4,339	—	—	—	—
Acquisition costs	2,919	—	—	—	—
Provision for uncollectible fee income, not related to Ullico	(301)	—	(502)	—	—
Purchase of fixed assets and other long-term asset	(2,824)	(265)	(1,813)	(36)	(49)
Operating cash flow	$17,666	$4,757	$4,479	$4,684	$1,833

(8)	To provide investors with additional information regarding our financial results, we have presented Adjusted Earnings (Loss), which represents a non-GAAP financial measure.

Adjusted Earnings (Loss) is defined by us as net income (loss) adjusted for cost for debt payoff, non-cash stock compensation costs, net realized gains (losses) on investments, increase (decrease) in fair value of warrant redemption liability, acquisition costs, loss on exchange of units and warrants, provision for uncollectible fee income and income tax effect related to reconciling items. We have provided below a reconciliation of Adjusted Earnings (Loss) to Net Income (Loss), the most directly comparable GAAP financial measure.

We have presented Adjusted Earnings (Loss) because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In particular, we believe that the exclusion of the amounts eliminated in calculating Adjusted Earnings (Loss) can provide useful measures for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Earnings (Loss) provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted Earnings (Loss) has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. In particular, other companies, including companies in our industry, may calculate Adjusted Earnings (Loss) and or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of this and other limitations, you should consider Adjusted Earnings (Loss) together with other GAAP-based financial performance measures, including our GAAP financial results.

The following table presents a reconciliation of Adjusted Earnings (Loss) to Net Income (Loss) for each of the periods indicated:

						Pro Forma
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30,	Year Ended December 30,
In thousands	2015	2014	2014	2013	2012	2015	2014
	(unaudited)					(unaudited)
Net Income (Loss)	$(3,796)	$(4,095)	$10,414	$(6,186)	$344	4,828	13,242
Net realized losses (gains) on investments	91	(78)	(14,038)	50	(3)	91	(14,038)
Costs from debt payoff	13,681	—	—	—	—	—	—
Increase (Decrease) in fair value of warrant redemption liability	(1,385)	6,503	1,823	—	—	(1,385)	1,823
Stock compensation expense	6,205	—	—	—	—	6,205	—
Acquisition costs	2,919	—	—	—	—	2,919	—
Loss on exchange of units and warrants	—	—	—	152	—	—	—
Provision for uncollectible fee income	—	—	—	2,544	—	—	—
Income tax effect related to reconciling items	(8,389)	(2,506)	4,764	(1,071)	1	(3,054)	4,764
Adjusted Earnings (Loss)	$9,326	$(176)	$2,963	$(4,511)	$342	$9,604	$5,791

(9)	Reference premium written represents the aggregate premium, grossed up for large deductible credits, written by or for our insurance carrier partners in respect of the policies we produce and service on their behalf.

RISK FACTORS

An investment in our common stock involves significant risks. Before making a decision to purchase our common stock, you should carefully consider these risks, together with the other information contained in this prospectus. Many factors, including the risks described below, could result in a significant or material adverse effect on our business, financial condition and results of operations. If this were to happen, the price of our shares could decline significantly and you could lose all or part of your investment.

Risks Related to Our Business

Because we have a limited operating history as a stand-alone, combined company and business, our historical and pro forma financial condition and results of operations are not necessarily representative of the results we would have achieved as a stand-alone, combined, publicly-traded company and may not be a reliable indicator of our future results.

The activities comprising our business were historically conducted through various entities under common control with, or as part of the operations of, Guarantee Insurance and its other affiliates, and our business has only recently been consolidated under Patriot National and separated from the insurance risk taking operations of Guarantee Insurance Group. In addition, we have only completed the GUI Acquisition and the Patriot Care Management Acquisition in August 2014. As a result, our history as a stand-alone entity is limited. Our historical financial condition and results of operations included in this prospectus may not reflect what our business, financial condition, results of operations and cash flows would have been had we been a stand-alone, combined, publicly-traded company during the periods presented or what our business, financial condition, results of operations and cash flows will be in the future when we are such a company. As a result, you have limited information on which to evaluate our business. This is primarily because:

•	Most of our operations were separated from Guarantee Insurance and consolidated under Patriot National, Inc. in the Reorganization in November 2013, and on August 6, 2014 we acquired through the GUI Acquisition contracts to provide marketing, underwriting and policyholder services and through the Patriot Care Management Acquisition a business that provides nurse case management and bill review services.

•	Since our initial public offering in January 2015, our capital structure and sources of liquidity have changed significantly from our historical capital structure and sources of liquidity prior to the intial public offering presented in our historical consolidated and combined financial statements prior to 2015.

•	We have incurred and may continue to incur increased costs and other significant changes have occurred and may continue to occur in our cost structure, management, financing, tax status and business operations as a result of our operating as a stand-alone, combined, publicly-traded company.

Our limited operating history as a stand-alone, combined company and business may make it difficult to evaluate our current business and predict our future performance. Any assessment of our profitability or prediction about our future success or viability is subject to significant uncertainty as we may not be able to successfully implement the changes necessary to operate as a stand-alone, combined, publicly-traded company, and we may need to incur more costs, including additional legal, accounting, compliance and other expenses not reflected in our historical results, than anticipated. See “Risks Related to Our Business and Industry—We have incurred, and will continue to incur, increased costs, and are subject to additional regulations and requirements as a result of being a public company, which could lower our profits or make it more difficult to run our business.”

Our business may be materially adversely impacted by general economic and labor market conditions.

We derive our revenue from the provision of services to the workers’ compensation insurance industry. Given the concentration of our business activities in this industry, we may be particularly exposed to certain economic downturns or other events that impact the labor market. Because a significant portion of the fees that we receive are based on a percentage of the reference premiums written for policies we produce and service, premium levels directly impact our revenues. Premium level growth is dependent in part upon payroll growth, which, in turn, is affected by underlying economic and labor market conditions. A poor economic environment and labor market could result in decreases in demand for our workers’ compensation insurance services as employers hire fewer workers, reduce wages or limit wage increases or curtail operations due to challenging market conditions. General business and economic conditions that could affect us, our carrier partners and our other clients include fluctuations in debt and equity capital markets, the availability and cost of credit, and investor and consumer confidence. In addition to the adverse effects caused by a weak labor market on demand for workers’ compensation insurance and related services, our carrier partners may experience increased losses in weak economic conditions because, among other things, it is more difficult to return injured workers to work when employers are otherwise reducing payrolls. This could cause them to reduce their business levels, which would in turn reduce the level of services we provide for them. In addition, some of our clients may cease offering workers’ compensation products, or cease operations completely, in the event of a prolonged deterioration in the economy, or be acquired by other companies. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

The workers’ compensation insurance industry is cyclical in nature, which may affect our overall financial performance.

Historically, the workers’ compensation insurance market has witnessed cyclical periods of price competition and excess underwriting capacity (known as a “soft market”), followed by periods of high premium rates and shortages of underwriting capacity (known as a “hard market”). Because this cyclicality is due in large part to general economic factors and other events beyond our control, we cannot predict with certainty the timing or duration of changes in the market cycle.

In 2012 and 2013, the workers’ compensation insurance market underwent a modest “hardening” across many lines and geographic areas. In this environment, premium rates increased at a moderate pace across these fiscal years, our clients could still obtain coverage for their workers’ compensation insurance needs and there was adequate capacity in the market. Because a significant portion of the fees that we receive are based on a percentage of the reference premiums written for policies we service, increases in premium rates resulted in corresponding increases in our revenues during this period. It is not clear whether this firming is sustainable given the continued uncertainty of the current economic environment.

As a provider of services to the workers’ compensation insurance market, our business is likely to be impacted by this cyclical market pattern, although it is difficult to predict, overall, the exact nature and extent of such impact. For example, in a soft market, our agency and other service fees that are based on a percentage of reference premiums written could decline, although demand for our cost containment and other services could increase as insurers seek to decrease expenses and additional insurers enter the market, which increases our potential client base. In a hard market, our service fees that are based on a percentage of reference premiums written could increase, although we could experience less demand for cost containment services. Moreover, in a hard market, insurance companies typically become more selective in the workers’ compensation risks they underwrite and insurance premiums increase. This often results in a reduction in industry-wide claims volumes, which could reduce demand for our claims administration, cost containment and other related services. If we are unable to accurately predict or react to any such market conditions, or if severe or unusual market conditions impact us in an unforeseen manner, our business, financial condition and results of operations could be adversely impacted.

In addition, there have been and may continue to be various trends in the insurance industry toward alternative insurance markets including, among other things, greater recourse to self-insurance, reinsurance captive entities, risk retention groups and non-insurance capital markets-based solutions to traditional insurance. While historically we have been able to participate in reinsurance captive entities solutions on behalf of our clients and obtain fee revenue for such services, there can be no assurance that we will continue to do so or that we will adequately adapt to new trends in this area, or that any potential increase in revenues from such activities would compensate for losses in our other primary businesses.

We may be more vulnerable to negative developments in the workers’ compensation insurance industry than companies that provide outsourced services for more diversified lines of insurance.

Although we have recently started to provide services for other lines of insurance, as well as non-insurance services, most of our revenues are derived from providing outsourcing services within the workers’ compensation marketplace for insurance companies and other clients. As a result, negative developments in the economic, competitive or regulatory conditions affecting the workers’ compensation insurance industry could have a greater adverse effect on our business, financial condition and results of operations than on more diversified companies that provide more outsourced services for other lines of insurance and other services.

If workers’ compensation claims decline, in frequency or severity, our results of operations and financial condition may be adversely affected.

The frequency of workers’ compensation claims has been declining over the past few decades, but the severity of claims, in terms of both indemnity payment costs and medical costs, has generally increased. If, as a result of market conditions, regulatory changes or other factors, claims frequency declines more than anticipated, or if claims severity declines, our business could be adversely impacted. In addition, a prolonged economic downturn could lead to fewer workers on a national level and could lead to fewer work-related injuries. Technological innovations and changes in the character of the U.S. labor market over time could also lead to fewer work-related injuries and thus fewer workers’ compensation claims.

In addition, the impact of changes in the healthcare industry, as a result of the PPACA or otherwise, is uncertain, but could include impacts on frequency (for example, by increasing healthcare insurance coverage or the prevalence of preventative treatment) and severity (by impacting the medical costs associated with claims) of workers’ compensation claims.

If declines in the frequency or the severity of workers’ compensation claims occur and persist in states where we conduct significant business, it could result in lower premium rates, which would reduce the fees that we generate as a percentage of reference premiums written, and lower claims management costs for insurers and employers, which could reduce demand for our claims administration, cost containment and other services. Any of the foregoing could have a material adverse impact on our business, financial condition and results of operations.

Our total fee income and fee income from related party are currently substantially dependent on our relationships with Guarantee Insurance and a small number of other insurance carrier clients.

A substantial portion of our total fee income and fee income from related party is generated by providing brokerage and policyholder and claims administration services to Guarantee Insurance. A portion of the fees that we receive from Guarantee Insurance pursuant to our agreements are for Guarantee Insurance’s account (which we recognize as “fee income from related party”) and a portion of the fees are for the account of reinsurance captive entities to which Guarantee Insurance has ceded a portion of its written risk (which we recognize as “fee income”). See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Principal Components of Financial Statements—Revenue.” As a result, a substantial portion of fee income we recognize from non-related parties is nevertheless derived from our relationship with Guarantee Insurance. For the six months ended June 30, 2015, we recognized an aggregate of $68.7 million in fee income and fee income from related party derived from our contracts and relationships with Guarantee Insurance, and our fee income from related party was $45.1 million. For the year ended December 31, 2014, we recognized an aggregate of $73.1 million in total fee income and fee income from related party derived from our contracts and relationships with Guarantee Insurance, and our fee income from related party was $46.9 million. Our fee income and fee income from related party derived from our contracts and relationships with Guarantee Insurance and our fee income from related party constituted 76% and 50%, respectively, of our total fee income and fee income from related party for the six months ended June 30, 2015, and 71% and 46%, respectively, of our total fee income and fee income from related party for the year ended December 31, 2014.

To a lesser but still significant extent, a substantial portion of our total fee income and fee income from related party is generated from our relationship with Zurich. Fee income for services provided to Zurich constituted 9%, 18% and 39%, respectively, of our total fee income and fee income from related party for the six months ended June 30, 2015 and the years ended December 31, 2014 and 2013.

Although we intend to expand our relationships with additional carrier partners and our service offerings to third-party clients in the future, we expect that in the near-term a significant portion of our revenues will continue to be derived through our relationships with Guarantee Insurance, Zurich and Scottsdale. As such, we will continue to be significantly impacted by the overall business levels of these carrier partners. While we have a limited ability to affect their business levels through the services we provide, their business levels are largely impacted by many factors outside of our control. For example, the general effects of economic and labor market conditions on business levels, a variety of market or regulatory factors can impact our carrier partners’ decisions regarding the markets they enter, the products they offer and the industries they target. In addition, their business levels will depend on their ability to attract and retain policyholders, which can be impacted by their competitiveness in terms of financial strength, ratings, reputation, pricing, product offerings (including alternative market offerings) and other factors that independent retail agencies and policyholders consider attractive. A reduction in the business levels of our carrier partners would result in a reduction of the services we provide to them and the amount of revenues we generate from such services, which, assuming we have not expanded our relationships with additional carrier partners or other clients, could represent a significant portion of our revenues.

Further, if the premium rates assessed by our carrier partners decreased, we would experience a corresponding decrease in the revenues that we derive from these carrier partners because a significant portion of the fee revenue we receive from providing services to them is based on a percentage of reference premiums written for the policies that we produce and service. We do not have any ability to control such rates, and in certain states premium rates are established by regulation. Further, our insurance carrier clients may in the future seek to reduce the service fees paid to us.

Our carrier partners also have the ability to terminate their agreements with us under certain circumstances, as described in more detail under “Business—Clients”. In addition, some of our clients may cease offering workers’ compensation products, or cease operations completely. For example, in March 2012 we were forced to terminate our program administrator agreement with Ullico, one of our insurance carrier clients, and to commence a process to wind-down our program under this agreement. The basis for termination, pursuant to the agreement, was the sudden and substantial deterioration of Ullico’s financial position and results of operations. Subsequent to the termination of the agreement with Ullico, Ullico continued to remit portions of the total fee income receivable to us, and we believed it was more likely than not that all remaining outstanding balances due from Ullico would be paid to us based on the sufficiency of Ullico’s cash and invested assets through and as of December 31, 2012. On March 11, 2013, the Delaware Insurance Commissioner commenced rehabilitation proceedings against Ullico and, subsequently on May 30, 2013, Ullico was liquidated. Based on these developments, we determined in 2013 that it was probable that the remaining outstanding balances due from Ullico were impaired and a provision was established for 100% of these balances due.

In the event our carrier partners terminate their agreements with us, our clients cease offering workers’ compensation products, our clients cease operations completely, or under certain other circumstances, we could experience a significant decrease in revenue. Under such circumstances, we would attempt to replace that relationship and transition the business to another carrier partner. However, there can be no assurance that we would be able to do so successfully or at all.

Further, we are subject to counterparty credit risk due to our dependence on a small number of insurance carrier clients. Although we monitor our exposure to counterparty credit risk, if any of these clients ceases doing business or fails to perform its obligations under our contracts with them, our business, financial position and results of operations would be materially adversely affected.

For more information about Guarantee Insurance, Zurich and Scottsdale, and the terms of our relationships with them, see “Business—Clients” and “Certain Relationships and Related Party Transactions—Relationship and Transactions with Guarantee Insurance Group and Guarantee Insurance.”

Our relationship with Guarantee Insurance may create conflicts of interest, and we cannot be certain that all our transactions with Guarantee Insurance will be conducted on the same terms as those available from unaffiliated third parties.

As of September 25, 2015, Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, beneficially owned 62.2% of the outstanding shares of our common stock and substantially all of the outstanding equity of Guarantee Insurance Group, the parent company of Guarantee Insurance. As such, we cannot assure you all of our transactions with Guarantee Insurance will be on the same terms as those available with unaffiliated third parties or that the affiliation will not otherwise impact our actions in a manner that is adverse to us or our stockholders. Although most of our operations were separated from Guarantee Insurance and consolidated under Patriot National, Inc. in the Reorganization in November 2013, a substantial portion of our revenues is generated through our relationship with Guarantee Insurance. Our fee income and fee income from related party derived from our contracts and relationships with Guarantee Insurance and our fee income from related party constituted 76% and 50%, respectively, of our total fee income and fee income from related party for the six months ended June 30, 2015, and 71% and 46%, respectively, of our total fee income and fee income from related party for the year ended December 31, 2014. Furthermore, on August 6, 2014, we acquired, through the Acquisitions, contracts to provide marketing, underwriting and policyholder services and our Patriot Care Management Business from entities controlled by Mr. Mariano; concurrently, we also entered into a new agreement with Guarantee Insurance to provide all such services that GUI had provided to Guarantee Insurance, its parent, prior to the GUI Acquisition.

Although Mr. Mariano is no longer a board member or officer of Guarantee Insurance Group or Guarantee Insurance, and we have implemented a related party transaction policy in connection with our initial public offering, because of his ownership position in Guarantee Insurance Group, Mr. Mariano’s interests in our dealings with Guarantee Insurance may not align with our other stockholders. See “Certain Relationships and Related Party Transactions.”

We have acquired 16 insurance and other services firms in a short period of time, and there are risks associated with such acquisitions, which could adversely affect our growth and results of operations.

We have recently acquired 16 insurance and other services firms in a short period of time. We believe that similar acquisition activity will be important to maintaining comparable growth in the future. Failure to successfully identify and complete acquisitions would likely result in slower growth. Even if we are able to identify appropriate acquisition targets, we may not be able to execute transactions on favorable terms or integrate targets in a manner that allows us to fully realize the anticipated benefits from these acquisitions. Our ability to finance and integrate acquisitions may also suffer if we expand the number or size of our acquisitions.

Post-acquisition risks include those relating to retention of personnel, retention of clients, entry into unfamiliar markets or lines of business, assumption of unexpected or unknown contingencies or liabilities, risks relating to ensuring compliance with licensing and regulatory requirements, tax and accounting issues, distractions to management and personnel from our existing business and integration difficulties relating to accounting, information technology, human resources, or organizational culture and fit, some or all of which could have an adverse effect on our results of operations and growth. Post-acquisition deterioration of targets could also result in lower or negative earnings contribution and/or goodwill impairment charges.

We have limited experience in acquiring other companies and businesses, and we may have difficulty integrating the operations of companies or businesses that we may acquire and may incur substantial costs in connection therewith.

A significant component of our growth strategy is the acquisition of other insurance and other services operations. Our experience acquiring companies has been relatively limited to date. We have evaluated, and expect to continue to evaluate, a wide array of potential strategic transactions. From time to time, we may engage in discussions regarding potential acquisitions. The costs and benefits of future acquisitions are uncertain. Any of these transactions could be material to our business, financial condition and results of operations. In addition, the process of integrating the operations of an acquired company may create unforeseen operating difficulties and expenditures. The key areas where we may face risks and uncertainties include:

➢	the need to implement or remediate controls, procedures and policies appropriate for a public company at companies that, prior to the acquisition, lacked these controls, procedures and policies;

➢	disruption of ongoing business, diversion of resources and of management time and focus from operating our business to acquisitions and integration challenges;

➢	our ability to achieve anticipated benefits of acquisitions by successfully marketing the service offerings of acquired businesses to our existing partners and clients, or by successfully marketing our existing service offerings to clients and partners of acquired businesses;

➢	the negative impact of acquisitions on our results of operations as a result of large one-time charges, substantial debt or liabilities acquired or incurred, amortization or write down of amounts related to deferred compensation, goodwill and other intangible assets, or adverse tax consequences, substantial depreciation or deferred compensation charges;

➢	the need to ensure that we comply with all regulatory requirements in connection with and following the completion of acquisitions;

➢	the possibility of acquiring unknown or unanticipated contingencies or liabilities;

➢	retaining employees and clients and otherwise preserving the value of the assets of the businesses we acquire; and

➢	the need to integrate each acquired business’s accounting, information technology, human resource and other administrative systems to permit effective management.

Due to the fragmented nature of the workers’ compensation insurance services industry, it may be difficult to identify appropriate acquisition targets. Even if we identify appropriate targets, we may be unable to acquire businesses on terms that we consider acceptable due to a variety of factors, including competition from other strategic buyers or financial buyers. Furthermore, in order to achieve the growth we seek, we may acquire numerous smaller market participants, which could require significant attention from management and increase risks, costs and uncertainties associated with integration.

If we fail to grow our business organically we may be unable to execute our business plan or adequately address competitive challenges.

As part of our growth strategy, we intend to diversify our business by entering into relationships with additional insurance carrier and other clients. As a result, we are subject to certain growth-related risks, including the risk that we will be unable to retain personnel or acquire other resources necessary to service such growth adequately. While we have recently engaged in relationships with additional insurance carrier and other clients, we cannot be certain that these relationships will be successful in generating revenue or that we will be successful in establishing relationships with other potential insurance carrier and other clients that we identify in the future. In addition, the integration and management of new client relationships may divert management time and focus from operating our current businesses, and the development of the technology and other infrastructure necessary to service or facilitate new relationships could require substantial effort and expense.

If we cannot sustain our relationships with independent retail agencies, we may be unable to operate profitably.

We market and sell the insurance products of our carrier partners primarily through direct contracts with over 3,000 independent, non-exclusive retail agencies, some of which account for a large portion of our revenues. Other insurance companies and insurance service companies compete with us for the services and allegiance of these agencies. These agencies may choose to direct business to our competitors, or may direct less desirable business to us. Our business relationships with these agencies are generally governed by our standard form agreements with them that typically provide that the agreement may be terminated on 30 days’ notice by either party without cause.

As a result, our continued profitability depends, in part, on the marketing efforts of our independent agencies and on our ability to offer workers’ compensation insurance products through our carrier partners that meet the requirements and preferences of our independent retail agencies and their clients. A significant decrease in business from, or the entire loss of, our largest agencies or several of our other large agencies would have a material adverse effect on our business, financial condition and results of operations.

Changes in the healthcare industry could adversely impact our performance.

Our Patriot Care Management Business acquired in 2014 provides healthcare cost containment services in connection with workers’ compensation claims, including bill review and telephonic nurse case management, and through our recently acquired subsidiary CWI, we provide benefits administration for clients with self-funded health and welfare plans nationwide. As a result of the PPACA and other regulatory and industry initiatives, the healthcare industry has been evolving rapidly in recent years and is expected to continue to do so. Substantially all of the key provisions of the PPACA are now effective. While federal agencies have published interim and final regulations with respect to certain requirements, many issues remain uncertain. It is difficult to predict the impact of the PPACA on our business due to the law’s complexity, the political environment, the continuing development of implementing regulations and interpretive guidance, legal challenges and possible future legislative changes. We are unable to predict how these events will develop and what impact they will have on the PPACA, and in turn, on our business including, but not limited to, our relationships with current and future clients, as well as our products, services, processes and technology.

It is possible that such changes in the healthcare industry could result in reduced demand for, or effectiveness of, our healthcare cost containment services. For example, if the PPACA is successful in increasing healthcare coverage, improving wellness and/or slowing the growth rate of, or even reducing healthcare costs, it could decrease the frequency and severity of workers’ compensation claims. Alternatively, if an increase in the availability of healthcare insurance coverage resulted in demand for healthcare services outpacing available supply, it could make it more difficult for us to contain healthcare costs. In addition, healthcare providers have become more active in their efforts to minimize the use of certain cost containment techniques by insurers and are engaging in litigation to avoid application of certain cost containment practices. Recent litigation between healthcare providers and insurers has challenged certain insurers’ claims adjudication and reimbursement decisions. Although these lawsuits do not directly involve us or any services we provide, these cases may affect the use by insurers of certain cost containment services that we provide and may result in a decrease in revenue from our cost containment business. If we are unable to adapt to healthcare market changes with our existing services or by developing and providing new services, our business would be adversely affected.

Further, the PPACA provides various incentives that affect demand for our services. For example, under the PPACA’s employer shared responsibility, or “play or pay,” provisions, employers with 50 or more full-time equivalent employees must offer health insurance to certain of their employees and their dependent children, and if coverage meeting certain minimum requirements is not offered the employer may face non-deductible tax penalties. Although employers retain the choice between fully underwritten and self-insured health insurance plans to comply with these requirements, the PPACA creates significant mandate and cost differences between fully underwritten and self-insured plans by exempting self-insured plans from certain requirements that can result in increased costs for fully underwritten plans, such as single risk pool standards and medical loss ratio mandates. Accordingly, these provisions encourage demand for the administration services we offer for self-insured plans. Any changes to the PPACA and its implementing regulations and guidance, including as a result of legal and legislative challenges, that lower the requirements for employers to provide health insurance or that make self-insured plans less attractive could result in reduced demand for our healthcare administration services, and our business could be adversely affected as a result.

Our geographic concentration ties our performance to business, economic and regulatory conditions in certain states, and unfavorable conditions in these states could have a significant adverse impact on our business, financial condition and results of operations.

As of June 30, 2015, a majority of our reference premiums written is concentrated in Florida, California, New Jersey, Georgia, New York and Pennsylvania, with Florida and California being the largest contributors.

Our workers’ compensation insurance service operations could be particularly adversely affected by an economic downturn in one or more of these states. In addition to the various other factors that could impact the economic and labor market conditions in these states, conditions could be affected by local or regional events, including natural disasters, such as hurricanes or earthquakes, or other catastrophic events that disrupt the local economy and cause businesses to cease operations or decrease payroll, thus reducing demand for workers’ compensation insurance.

We could also be adversely affected by any material change in law, regulation or any court decision affecting the workers’ compensation insurance industry generally in these states. For example, in Florida and New Jersey where a significant portion of the policies that we service are written, insurance regulators establish the premium rates charged by our carrier partners. If insurance regulators in these states decrease premium rates or prevent them from increasing, it would directly adversely impact our fees that are based on a percentage of reference premiums written. In addition, if regulators set rates below those that our carrier partners require to maintain profitability, our carrier partners may be less willing to write policies in those states or attempt to negotiate lower fees from us, which would adversely impact the revenues we generate through our relationships with our carrier partners.

Any of the foregoing events could have a material adverse effect on our business, financial condition and results of operations.

We are subject to extensive regulation and supervision and our failure to comply with such regulation or adapt to new regulatory and legislative initiatives may adversely impact our business.

We are subject to extensive regulation by the insurance regulatory agencies of the states in which we are licensed and, to a lesser extent, federal regulation. For example, approximately half of the states in the United States have enacted laws that require licensing of businesses which provide medical review services such as ours. Some of these laws apply to medical review of care covered by workers’ compensation. These laws typically establish minimum standards for qualifications of personnel, confidentiality, internal quality control and dispute resolution procedures. We are also subject to state insurance fraud provisions, as well as federal fraud-and-abuse, anti-kickback and false claims statutes. Such laws, regulation and supervision could reduce our profitability or growth by increasing compliance costs or by restricting the products or services we may sell, the markets we may enter, the methods by which we may sell products and services, the prices we may charge for our services and the form of compensation we may accept from our carrier partners and other clients. Failure to comply with these laws and regulation may result in the suspension or revocation of licenses, censures, redress to clients and fines.

Licensing laws and regulations vary from state to state, but in general many of the services that we provide require licensing. For example, our policyholder services and claims administration activities generally require licensing at the state level. In all states, the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally such authorities are vested with relatively broad and general discretion as to the granting, renewing and revoking of licenses and approvals. Licenses may be denied or revoked for various reasons, including the violation of regulations and conviction of crimes. Possible sanctions which may be imposed by regulatory authorities include the suspension of individual employees, limitations on engaging in a particular business for specified periods of time, revocation of licenses, censures, redress to clients and fines.

Further, state insurance regulators and the National Association of Insurance Commissioners (“NAIC”) continually re-examine existing laws and regulations, and such re-examination may result in the enactment of insurance-related laws and regulations, or the issuance of interpretations thereof, that adversely affect our business. In some instances, we follow practices based on interpretations of laws and regulations generally followed by the industry, which may prove to be different from the interpretations of regulatory authorities.

In addition, changes in legislation or regulations and actions by regulators, including changes in administration and enforcement policies, could from time to time require operational changes that could result in lost revenues or higher costs or hinder our ability to operate our business. For example, we offer reinsurance captive entity design and management services, and expect to be able to continue offering such services. The NAIC has established a subgroup to study the use of reinsurance captive entities and special purpose vehicles to transfer insurance risk in relation to existing state laws and regulations. Any action by federal, state or other regulators that adversely affects our ability to offer services in relation to reinsurance captive entities, either retroactively or prospectively, could have an adverse effect on our business, financial condition and results of operations.

Additionally, the method by which insurance brokers are compensated has received substantial scrutiny in the past decade because of the potential for conflicts of interest. Adverse regulatory developments regarding the forms of compensation we can receive (for example, contingent commissions), could adversely affect our business, financial condition and results of operations.

In addition to compliance challenges posed by the regulatory environment in which we operate, regulatory changes could also affect the fundamentals of our business if they reduced demand for our services. For example, any change to workers’ compensation laws or regulations that reduced demand for workers’ compensation insurance or resulted in fewer or less severe workers’ compensation claims could adversely impact our business and prospects.

Our carrier partners, as insurance companies, are also heavily regulated by the states in which they operate, as well as by the federal government for participation in government-sponsored programs such as Medicare and Medicaid. They are subject to regulations regarding, among other things, solvency, capital levels, loss reserves, investments, pricing, and affiliate transactions. Although we are not subject to regulation as an insurance company, pursuant to our agreements with our insurance carrier clients, we assume liability for compliance with all applicable laws, regulations and regulatory bulletins regarding the reporting of policy data for our clients. We are liable for payments or reimbursements in connection with any fines or penalties imposed on our clients arising out of services we perform for them under the agreements, and we would be required participate fully with our clients in any action plan or other corrective measures required by any regulatory agency or body, which could be costly and divert management’s attention. In addition, we could also be indirectly impacted by regulatory changes that affect our carrier partners if they cause them to terminate or alter their relationships with us.

Our carrier partners can also be impacted by federal legislation. For example, the Terrorism Risk Insurance Act (“TRIA”), which provides a federal backstop insurance program for acts of terrorism, is scheduled to expire at the end of 2020. Because workers’ compensation carriers are not able to exclude acts of terrorism from the coverage they offer, if the TRIA is not extended beyond 2020, its expiration could lead to reduced capacity of private insurers if they are unable to sufficiently increase premium rates or are otherwise unwilling to take on the additional risk. Should the TRIA expire and our carrier partners decrease their business levels in certain markets where we provide services for them, it could decrease the revenues we generate in those markets. We are unable to predict whether the TRIA will be extended beyond 2020 or whether any such extension would include changes to the TRIA that would negatively impact our carrier partners.

In addition, we are required to comply with federal and state laws governing the collection, use, transmission, security and privacy of personal and business information that we may obtain or have access to in connection with the provision of our services. For example, in providing our healthcare services we are required to comply with the Health Insurance Portability and Accountability Act (“HIPAA”) and the Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”), which sets forth health information security breach notification requirements and increased penalties for violation of HIPAA, and our pre-employment screening services are subject to laws such as the Fair Credit Reporting Act and various state laws governing when an applicant’s criminal history may be considered in making hiring decisions. These laws continue to develop, the number of jurisdictions adopting such laws continues to increase, and these laws may be inconsistent from jurisdiction to jurisdiction. The future enactment of more restrictive privacy and data protection laws, rules or regulations could have a materially adverse impact on us through increased costs or restrictions on our businesses. In addition, despite the measures that we have in place to ensure compliance with these privacy and data protection laws, these laws may be interpreted and applied in a manner that is inconsistent with our practices, and our facilities and systems, and those of our insurance carrier clients and other clients, are vulnerable to security breaches, acts of vandalism or theft, computer viruses, misplaced or lost data, programming and human errors or other similar events. Enforcement actions for violation of the applicable privacy and data protection laws against us could be costly and could interrupt regular operations, which may adversely affect our business. While we have not received any notices of any such violation and believe we are in compliance with such laws, there can be no assurance that we will not receive such notices in the future.

We are unable to predict what additional government initiatives, if any, affecting our business may be promulgated in the future. Proposals for healthcare legislative reforms are regularly considered at the federal and state levels. To the extent that such proposals affect workers’ compensation, such proposals may adversely affect our business, financial condition and results of operations. Our business may be adversely affected by failure to comply with existing laws and regulations, failure to obtain necessary licenses and government approvals or failure to adapt to new or modified regulatory requirements. See “Business—Regulation.”

Our goodwill and intangible assets could become impaired, which could lead to material non-cash charges against earnings.

As of June 30, 2015, we had approximately $85.8 million of goodwill and approximately $67.1 million of net intangible assets (the latter, net of $5.0 million of accumulated amortization and generating a deferred tax liability of approximately $12.3 million) recorded, which represents, in the aggregate, 68% of our total assets. This goodwill and intangible assets are primarily associated with the Acquisitions. We assess potential impairment on our goodwill and intangible asset balances, including client lists, on an annual basis, or more frequently if there is any indication that the asset may be impaired. Any impairment of goodwill or intangible assets resulting from this periodic assessment would result in a non-cash charge against current earnings, which could lead to a material impact on our results of operations, statements of financial position, and earnings per share. Any decline in future revenues, cash flows or growth rates as a result of further adverse changes in the economic environment, the failure of any acquired business to perform in accordance with our expectations or an adverse change resulting from new governmental regulations or other factors could lead to an impairment of goodwill or intangible assets.

Our substantial indebtedness could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to pay our debts and could expose us to interest rate risk to the extent of our variable debt and divert our cash flow from operations to make debt payments.

We have a significant amount of indebtedness. As of June 30, 2015, our total indebtedness was approximately $88.4 million and, after giving effect to the Global HR Acquisition would have been of $114.9 million. The credit agreement governing our senior secured credit facility contains restrictive covenants that limit our ability and the ability of our subsidiaries to, among other things:

➢	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facility or if there is another default under our credit facility;

➢	incur additional indebtedness, including the issuance of guarantees;

➢	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

➢	enter into a new line of business.

In addition, all obligations under the senior secured credit facility are guaranteed by all of our existing and future subsidiaries other than foreign subsidiaries and secured by a first-priority perfected security interest in substantially all of our and our subsidiaries’ tangible and intangible assets, whether now owned or hereafter acquired, including a pledge of 100% of the stock of each guarantor.

Further, our substantial indebtedness may require us to dedicate a significant portion of our cash flow from operations toward debt service, reducing the availability of funds for other purposes, and make us vulnerable to interest rate increases because all of our indebtedness under our senior secured credit facility bears interest at a variable rate.

Our credit facility further requires us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants could include requirements that we maintain a maximum total leverage ratio and a minimum fixed charge coverage ratio.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions or obtain additional financing. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to you if we determine to do so in the future, to finance our future operations or capital requirements, to make acquisitions or to pursue business opportunities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources— Indebtedness—Senior Secured Credit Facility.”

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on many factors, some of which are not within our control.

Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt arrangements may restrict us from effecting any of these alternatives. Our failure to make the required interest and principal payments on our indebtedness would result in an event of default under the agreement governing such indebtedness, which may result in the acceleration of some or all of our outstanding indebtedness.

Despite our current level of indebtedness, we may be able to incur substantially more debt and enter into other transactions, which could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness in the future. Although the credit agreement governing our senior secured credit facility contains restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. To the extent new debt is added to our current debt levels, the substantial leverage risks described in the preceding two risk factors would increase.

We operate in a highly competitive industry, and others may have greater financial resources to compete effectively.

The market for workers’ compensation insurance services is highly competitive. Competition in our business is based on many factors. In competing to offer our services to insurance carriers, we compete based on pricing, quality and scope of available services, underwriting practices, reputation and reliability, ability to reduce claims expenses, customer service and general experience. In competing to place business on behalf of our carrier partners, competition is also based on the product offerings, premium pricing and financial strength, ratings and reputation of our carrier partners. In some cases, our competitors may offer lower priced products or services than we do. If our competitors offer more competitive prices, payment plans, services or commissions to independent retail agencies, we could lose our market share or have to reduce our prices in order to maintain our market share, which would adversely affect our profitability. If we are unable to reduce claims expenses for our carrier partners or otherwise demonstrate the value of our services to our partners and clients, we could lose our market share or be forced to offer lower priced services to maintain our market share. Our competitors are national and regional insurance companies that provide services similar to ours through in-house capabilities or separate divisions, and other workers’ compensation insurance agencies and service providers, many of which are significantly larger and possess considerably greater financial, marketing and other resources than we do. As a result of this scale, they may be able to capitalize on lower expenses to offer more competitive pricing.

In policyholder services, we believe we compete with numerous national wholesale agents and brokers, as well as insurance companies that sell directly to clients. In claims administration services, we compete with numerous businesses of varying sizes that offer claims management, cost containment, and/or other services that are similar to those that we offer. With respect to our insurance carrier clients in particular, we also compete with insurance companies that service their policies in-house rather than outsourcing to a provider like us. In all of the services we provide, we also compete with numerous smaller market participants that may operate in a particular geographic area or segment of the market, or offer only a particular service.

Many of our competitors are multi-line carriers that can provide workers’ compensation insurance and related services at a loss in order to obtain other lines of business at a profit. While we believe our outsourcing services could offer an attractive alternative to such multi-line carriers, it may be difficult for us and our carrier partners to compete with such carriers if they continue to service their policies in-house at a loss. If we are unable to compete effectively, our business, financial condition and results of operations could be materially adversely affected.

We compete on the basis of the quality of our outcome-driven service model, and our failure to continue to perform at high levels could adversely affect our business.

We believe our ability to deliver demonstrable value and help our clients generate cost savings through our proprietary SWARM process and other cost containment services is a key competitive advantage. As we grow, whether organically or through acquisitions, we may expand into different geographic regions or service policies in different industries and risk classes. We will also need to adapt to regulatory and technological changes over time. If we are unable to adapt our processes and services as necessary to maintain our historical performance levels in terms of claims processing and closure rates as a result of this growth and change, it could adversely affect our client relationships and ability to earn and retain business.

Our business is dependent on the efforts of our senior management and other key employees who leverage their industry expertise, knowledge of our markets and services and relationships with independent retail agencies that sell the insurance products of our carrier partners.

We believe our success will depend in substantial part upon our ability to attract and retain qualified executive officers and other skilled employees who are knowledgeable about our business and strategy. We rely substantially on the services of our executive management team and other key employees, including Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, who, as of September 25, 2015, beneficially owned 62.2% and, after giving effect to the consummation of this offering, will beneficially own     %, of the outstanding shares of our common stock. Although we are not aware of any planned departures or retirements of any member of our senior management team, if we were to lose the services of one or more such members, our business, financial condition and results of operations could be adversely affected.

Our success will also depend on our ability to attract and retain highly-qualified personnel to operate our claims management and cost containment services. We believe that our ability to deliver a high-quality and cost-effective claims management solution through our proprietary SWARM process is a key competitive advantage, and experienced and knowledgeable managers and personnel are an important component of this process. If we are unable to attract and retain such managers and personnel on satisfactory terms, especially as we grow our business, our performance and results of operations could be adversely affected.

We are reliant on our information processing systems and any failure or inadequate performance of these systems could have a material adverse effect on our business, financial condition and results of operations.

Our business relies on information systems to provide effective and efficient service to our carrier partners and other clients, process claims, and timely and accurately report results to carriers. In particular, our IE system plays a pivotal role in all aspects of the services we provide, which can range from the issuance of new policies on behalf of carrier partners, to the administration and adjudication of claims. We made a significant investment in this system and deployed it in August 2013 as our primary system, and we believe it is a key factor in our ability to provide a comprehensive range of services to our carrier partners and to differentiate ourselves from our competitors in all aspects of our business. However, we have only used IE as our primary system since August 2013 and we cannot be certain that we will not experience interruptions or other system failures in the future, or that the system will meet our performance expectations and that of our carrier partners and independent retail agencies, although we have not experienced significant interruptions or issues to date.

An interruption of our access to, or failure in the performance of, our IE system or our other information technology, telecommunications or other systems could significantly impair our ability to perform essential services on a timely basis. If sustained or repeated, such an interruption or failure could result in a deterioration of our ability to process new and renewal business, provide customer service, manage and investigate claims in a timely and cost-effective manner or perform other necessary business functions. Any of the foregoing could result in a loss of confidence by our carrier partners or otherwise adversely affect our relationships with them. In addition, we expect that a considerable amount of our future growth will depend on our ability to process and manage claims data more efficiently and to provide more meaningful healthcare information to clients and payors of healthcare services and expenses. If we experience such interruptions or failures, or if the IE system does not provide the benefits we anticipate or support our future growth, we could be required to invest significant funds in the upgrade, modification or repair of the system.

Interruption or loss of our information processing capabilities through loss of stored data, breakdown or malfunctioning of computer equipment and software systems, telecommunications failure, or damage caused by fire, tornadoes, lightning, electrical power outage, or other disruption could have a material adverse effect on our business, financial condition and results of operations. Although we have disaster recovery procedures in place and insurance to protect against such contingencies, we cannot be sure that insurance or these services will continue to be available, cover all our losses or compensate us for the possible loss of clients occurring during any period that we are unable to provide business services.

In addition, while we have developed proprietary customizations for the IE system, there can be no assurance that others have not developed or will not develop similar or superior technologies.

Cyber-attacks or other security breaches involving our computer systems or the systems of one or more of our clients, independent retail agencies or vendors could materially and adversely affect our business.

We manage a large amount of highly sensitive and confidential consumer information including personally identifiable information, protected health information and financial information, and are subject to regulatory requirements regarding data security. Our systems, including our IE system, like others in the insurance services industry, are vulnerable to cyber security risks, and we are subject to potential disruption caused by cyber-attacks on our systems. Such attacks may have various goals, from seeking confidential information to causing operational disruption. Although to date such activities have not resulted in material disruptions to our operations or, to our knowledge, breach of any security or confidential information, and we have taken, and continue to take, actions to protect the security and privacy of our information, no assurance can be provided that such disruptions or breach will not occur in the future. In addition, in the event that new data security laws are implemented, or our carrier partners or other clients determine to impose new requirements on us relating to data security, we may not be able to timely comply with such requirements, or such requirements may not be compatible with the current processes employed by our IE system. Any significant violations of data privacy and failure to timely implement required changes could result in the loss of business, litigation, regulatory investigations, penalties or negative publicity that could damage our reputation with existing or potential carrier partners and clients and adversely affect our business.

If we infringe on the proprietary rights of others, our business operations may be disrupted, and any related litigation could be time consuming and costly.

Third parties may claim that we have violated their intellectual property rights. Any such claim, with or without merit, could subject us to costly litigation and divert the attention of key personnel. To the extent that we violate a patent or other intellectual property right of a third party, we may be prevented from operating our business as planned, and we may be required to pay damages, to obtain a license, if available, to use the right or to use a non-infringing method, if possible, to accomplish our objectives. The cost of such activity could have a material adverse effect on our business.

We are, and may become, party to lawsuits or other claims that could adversely impact our business.

In the normal course of our business, we are named as a defendant in suits by insureds or claimants contesting decisions by us or our clients with respect to the settlement of claims. There can be no assurance that additional lawsuits will not be filed against us. There also can be no assurance that any such lawsuits will not have a disruptive impact upon the operation of our business, and that the defense of the lawsuits will not consume the time and attention of our senior management and financial resources or that the resolution of any such litigation will not have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock and This Offering

The trading price of our common stock may decline after this offering, and you may not be able to resell shares of our common stock at prices equal to or greater than the price you paid or at all.

The trading price of our common stock may decline after this offering for many reasons, some of which are beyond our control, including, among others:

➢	our results of operations and financial condition;

➢	changes in expectations as to our future results of operations and prospects, including financial estimates and projections by securities analysts and investors;

➢	results of operations that vary from those expected by securities analysts and investors;

➢	developments in the workers’ compensation, insurance or healthcare industries; additions and departures of key personnel;

➢	strategic decisions by us, our carrier partners, our other clients or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

➢	changes in applicable laws and regulations;

➢	changes in accounting principles;

➢	announcements of claims against us by third parties;

➢	future sales of our common stock by us, significant stockholders or our directors or executive officers;

➢	changes in workers’ compensation insurance premium rates or levels or the frequency or severity of claims;

➢	changes in general market and economic and labor market conditions;

➢	volatile and unpredictable developments, including man-made, weather-related and other natural disasters, catastrophes or terrorist attacks in the geographic regions in which we operate; and

➢	increased competition, or the performance, or the perceived or anticipated performance, of our competitors.

In addition, the stock market in general, including recently, has experienced significant volatility that often has been unrelated to the operating performance of companies whose shares are traded. These market fluctuations could adversely affect the trading price of our common stock, regardless of our actual operating performance. As a result, the trading price of our common stock may be less than the public offering price, and you may not be able to sell your shares at or above the price you pay to purchase them, or at all. Further, we could be the subject of securities class action litigation due to any such stock price volatility, which could divert management’s attention and adversely affect our results of operation.

Our founder, Chairman, President and Chief Executive Officer owns a significant percentage of our outstanding capital stock and will be able to influence stockholder and management decisions, which may conflict with your interests as a stockholder.

As of September 25, 2015, Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, beneficially owned 62.2% and, after giving effect to the consummation of this offering, will beneficially own             %, of the outstanding shares of our common stock. As a result of his ownership position, Mr. Mariano may have the ability to significantly influence matters requiring stockholder approval, including, without limitation, the election or removal of directors, mergers, acquisitions, changes of control of our company and sales of all or substantially all of our assets. In addition, because he is also our Chief Executive Officer, he will have significant influence in our management and affairs. This control may delay, deter or prevent acts that may be favored by our other shareholders, as the interests of Mr. Mariano may not always coincide with the interests of our other shareholders. In particular Mr. Mariano owns substantially all of the outstanding equity of Guarantee Insurance Group, the parent company of Guarantee Insurance. As such, we cannot assure you all of our transactions with Guarantee Insurance will be on the same terms as those available with unaffiliated third parties or that the affiliation will not impact otherwise impact our actions in a manner that is adverse to us or our stockholders. See “Risks Related to Our Business—Our relationship with Guarantee Insurance may create conflicts of interest, and we cannot be certain that all our transactions with Guarantee Insurance will be conducted on the same terms as those available from unaffiliated third parties.” Although Mr. Mariano is no longer a board member or officer of Guarantee Insurance Group or Guarantee Insurance, and we have implemented a related party transaction policy in connection with this offering, we cannot provide assurance that he will not be influenced by his interest in Guarantee Insurance Group and seek to cause us to take courses of action that might involve risks to our other shareholders or adversely affect us or our other shareholders. In addition, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with a significant shareholder.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

The sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of September 25, 2015, we had a total of 27,050,694 shares of common stock outstanding. Of the outstanding shares, the 8,315,700 shares sold in our initial public offering are, and the             shares sold in this offering (or             shares if the underwriters exercise in full their option to purchase additional shares) will be, freely tradable without restriction or further registration under the Securities Act, except that any such shares held by our affiliates, as that term is defined under Rule 144 under the Securities Act (“Rule 144”), including our directors, executive officers and other affiliates may be sold only in compliance with the limitations of Rule 144.

             shares, representing             % of our total outstanding shares of common stock following this offering, will be “restricted securities” within the meaning of Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144. Under Rule 144, restricted securities may be sold in the open market subject to satisfying certain requirements including holding period, the availability of current public information about our company and, in the case of affiliates, volume limitations and manner of sale. Of these shares of our common stock:

➢	shares will be held by affiliates (including shares held by Mr. Mariano and 1,134,018 shares held by our other affiliates), all of which shares will have been held for a period of at least six months, which may be sold subject to the volume restrictions, manner of sale and other requirements of Rule 144, subject to the lock-up agreements described below;

➢	778,372 shares will be held by non-affiliates, most of which will have been held for a period of at least six months and therefore may be freely sold under Rule 144.

In connection with this offering, we and the selling stockholders, our directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock during the period ending 90 days after the date of this prospectus, except with the prior written consent of BMO Capital Markets Corp. and J.P. Morgan Securities LLC. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.

We have authorized and reserved a total of 2,824,968 shares for issuance under our 2014 Omnibus Incentive Plan. As of September 25, 2015, we have granted 1,991,319 shares of our common stock under outstanding equity awards under our 2014 Omnibus Incentive Plan and an aggregate of 522,997 shares of common stock remain available for future issuance under such plan. Any common stock that we issue, including under our 2014 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by investors of our common stock. We have filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2014 Omnibus Incentive Plan. Accordingly, shares registered under such registration statement will be available for sale in the open market.

Pursuant to the stockholders agreement, dated as of November 27, 2013, among us, Mr. Mariano, Mr. Del Pizzo, and PennantPark Investment Corporation and certain of its affiliates (the “PennantPark Entities”) (as amended and restated on January 5, 2015 in connection with our initial public offering, the “Stockholders Agreement”), and the warrants described under “Description of Capital Stock—Warrants,” Mr. Del Pizzo, the Pennant Park Entities and Advantage Capital have registration rights with respect to 1,061,613 shares of our common stock that they now hold or may acquire upon exercise of warrants. In connection with our initial public offering, we entered into a new registration rights agreement with Mr. Mariano. This agreement provides him with an unlimited number of “demand” registrations as well as customary “piggyback” registration rights. In addition, we issued an aggregate of 444,096 shares of our common stock, of which 94,451 shares are held in escrow (and may issue up to an additional 618,478 shares of our common stock) as part of the consideration paid for the acquisition of Global HR, and have granted registration rights in respect of such shares to their holders and will grant registration rights in respect of any such additional shares upon issuance. The stockholders party to the agreements discussed in this paragraph have either exercised their rights to participate in this offering or have waived their rights under the applicable agreement. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” and “—Global HR Acquisition.” Upon consummation of this offering, the shares covered by registration rights would represent approximately        % of our outstanding common stock (or         %, if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Because we currently have no plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We currently do not expect to pay any cash dividends on our common stock. We currently intend to retain any additional future earnings to finance our operations and growth. Any future determination to pay cash dividends or other distributions on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operation results, capital requirements, and contractual, regulatory and other restrictions, including restrictions contained in the senior secured credit facility or agreements governing any existing and future outstanding indebtedness we or our subsidiaries may incur, on the payment of dividends by us or by our subsidiaries to us, and other factors that our board of directors deems relevant. See “Dividend Policy.”

As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

Our ability to raise capital in the future may be limited, which could make us unable to fund our capital requirements.

Our business and operations may consume resources faster than we anticipate, or we may require additional funds to pursue acquisition or expansion opportunities. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders may experience dilution. Our board is authorized to issue preferred stock which could have rights and preferences senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock, diluting their interest or being subject to rights and preferences senior to their own.

If securities analysts do not publish research or reports about our business or if they downgrade or provide negative outlook on our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade or provide negative outlook on our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of our business or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley

Act”), which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, our stockholders may not have access to certain information that they may deem important.

The JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period, and, as a result, our financial statements may not be comparable to those of companies that comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies.

We may take advantage of these provisions until we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of (i) the end of the fiscal year following the fifth anniversary of our intial public offering, (ii) the last day of the fiscal year in which our annual gross revenues exceed $1.0 billion, (iii) the last day of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We have incurred, and will continue to incur, increased costs, and are subject to additional regulations and requirements as a result of being a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We have also incurred and will continue to incur costs associated with the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and related rules implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These rules and regulations have increased, and will increase, our legal and financial compliance costs and make some activities more time-consuming and costly. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and material adverse effect on our business, financial condition, results of operations or prospects.

We intend to evaluate our internal controls over financial reporting in order to allow management to report on our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, and rules and regulations of the SEC thereunder, which we refer to as “Section 404.” Our internal control over financial reporting does not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act. In particular, we have not yet established and adopted all of the formal policies, processes and practices related to financial reporting that will be necessary to comply with Section 404. Such policies, processes and practices are important to ensure the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within our organization. The process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting. During the course of our testing, we may identify deficiencies, which we may not be able to remediate in time to meet the deadline imposed by Sarbanes-Oxley Act for compliance with the requirements of Section 404. So long as we are an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404.

Based on an analysis performed in connection with the preparation of our combined financial statements as of and for the year ended December 31, 2013, a material weakness was identified in connection with the incorrect classification of certain warrants outstanding as equity rather than debt. However, these warrants were reclassified as a liability in the financial statements as of and for the years ended December 31, 2013 and December 31, 2014. This weakness has been remediated, including through the hiring of additional staff and additional procedures as part of our financial statement close process.

If we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We are not currently required to furnish a report on our internal control over financial reporting pursuant to the SEC’s rules under Section 404. We expect that these rules will apply to us when we file our Annual Report on Form 10-K for our fiscal year ending in December 2015, which we will be required to file in March 2016. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. We may also need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures or hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions, stock exchange delisting or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. This could harm our reputation and cause us to lose existing clients or fail to gain new clients and otherwise negatively affect our financial condition, results of operations and cash flows. In addition, we have incurred costs, and may be required to incur further costs, in improving our internal control system and the hiring of additional personnel.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:

➢	a classified board of directors with staggered three-year terms;

➢	the ability of our board of directors to issue, and determine the rights, powers and preferences of, one or more series of preferred stock;

➢	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

➢	certain limitations on convening special stockholder meetings;

➢	the removal of directors only for cause and in certain circumstances only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class; and

➢	that certain provisions may be amended in certain circumstances only by the affirmative vote of at least 80% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our Company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

See “Description of Capital Stock.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, strategies, assumptions, future revenues or performance, financing needs, business trends or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the risks and uncertainties set forth under “Risk Factors.”

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and industry developments are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

In light of these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $            million from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use a portion of the net proceeds from this offering to finance our growth strategy which may include possible acquisitions of, or investments in, businesses or other assets. While we routinely engage in discussions with third parties regarding potential acquisitions in the ordinary course of our business, we have no present understandings, commitments or agreements to enter into any acquisition or investment.

We also intend to use a portion the net proceeds from this offering to repay all outstanding amounts under the revolving credit facility of our senior secured credit facility, including accrued interest. As of September 30, 2015, we had approximately $10.8 million in principal outstanding under such revolving credit facility. These borrowings were used to finance certain of the acquisitions we made since our initial public offering, as described elsewhere in this prospectus. During the six months ended June 30, 2015, outstanding borrowings under the revolving credit facility of our senior secured credit facility accrued interest at a weighted average rate of 3.75%. Affiliates of BMO Capital Markets Corp. and Fifth Third Securities, Inc. are lenders under our senior secured credit facility and will receive more than 5% of the net proceeds of this offering due to the repayment of borrowings thereunder. Accordingly, this offering is being made in compliance with FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. J.P. Morgan Securities LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. J.P. Morgan Securities LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify J.P. Morgan Securities LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

We intend to use any remaining proceeds for working capital and general corporate purposes. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the use of these proceeds.

We will not receive any proceeds from the sale of the shares by the selling stockholders.

MARKET PRICE OF OUR COMMON STOCK

Our common stock began trading publicly on the NYSE under the symbol “PN” on January 16, 2015. Prior to that time, there was no public market for our common stock.

The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the NYSE:

	High	Low

2015:

First quarter(1)	$14.37	$11.02

Second quarter	$18.50	$12.60

Third quarter	$19.32	$14.98

Fourth quarter (through October 13, 2015)	$16.28	$13.09

(1)	Represents the period from January 16, 2015, the date on which our common stock first began to trade on the NYSE after pricing our initial public offering, through March 31, 2015, the end of our first quarter.

A recent reported closing price for our common stock is set forth on the cover page of this prospectus. American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock. As of September 25, 2015, there were approximately 21 holders of record of our common stock. This number does not include beneficial owners who shares are held of record by banks, brokers and other financial institutions.

DIVIDEND POLICY

While we have no current plans to pay dividends on our common stock, we will continue to evaluate the cash generated by our business and we may decide to pay a dividend in the future. Any future determinations relating to our dividend policies and the declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our board of directors and, if we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Because we are a holding company with limited direct operations of our own, our ability to pay dividends in the future depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of the respective jurisdictions of organization of our operating subsidiaries, or restrictions contained in the senior secured credit facility or agreements governing any existing and future outstanding indebtedness we or our subsidiaries may incur, and restrictions contained in any other agreements of us or our subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Senior Secured Credit Facility.”

In addition, under Delaware law, we may declare and pay dividends on our capital stock either out of our surplus, as defined in the relevant Delaware statutes, or if there is no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. If, however, our capital, computed in accordance with the relevant Delaware statutes, has been diminished by depreciation in the value of our property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, we are prohibited from declaring and paying out of such net profits any dividends upon any shares of our capital stock until the deficiency has been repaired.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our consolidated capitalization as of June 30, 2015:

➢	on an actual basis;

➢	on an as adjusted basis to give effect to the Global HR Acquisition, including borrowings under our senior secured credit facility and the issuance of shares of our common stock as part of the consideration therefor;

➢	on an as further adjusted basis to give effect to the issuance of common stock in this offering and the application of net proceeds therefrom to repay all outstanding borrowings under our revolving credit facility.

This table should be read in conjunction with “Selected Historical Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated and combined financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2015

In thousands	Actual	As Adjusted	As Further Adjusted
	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents(1)	$13,186	$14,031	$
Capitalization:
Debt:
Senior secured credit facility
Term loan	59,250	109,250		109,250
Revolving credit facility(2)	25,582	2,082		—
Capital lease obligations	3,599	3,599		3,599

Total debt	88,431	114,931		112,849
Preferred stock, $0.001 par value; 100,000 shares authorized; no shares issued and outstanding actual and as adjusted	—	—		—

Common stock, $0.001 par value; 1,000,000 shares authorized; 26,390 shares issued and outstanding actual; 26,740 shares issued and outstanding as adjusted; and shares issued and outstanding as further adjusted(3)	21	22
Additional paid in capital	105,528	113,730
Accumulated deficit	(31,726)	(32,454)		(32,454)
Total stockholders’ equity (deficit)	73,823	81,298
Less non-controlling interest	(293)	(293)		(293)

Total Equity (Deficit)	73,530	81,005

Total Capitalization	$161,961	$195,936	$

(1)	Does not include restricted cash of $15.1 million as of June 30, 2015, which is comprised of amounts received from our clients to be used exclusively for the payment of claims on behalf of those clients.
(2)	Reflects debt outstanding as of June 30, 2015 under the then $40.0 million revolving credit facility of our senior secured credit facility. As of such date, we had $14.4 million available to borrow under the revolving credit facility. As of September 30, 2015, the outstanding balance under our senior secured credit facility was $118.7 million (comprised of $107.9 million outstanding under the term loan facility and $10.8 million outstanding under the revolving credit facility), and we had $29.2 million available to borrow under the revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Indebtedness—Senior Secured Credit Facility.”

(3)	See “Prospectus Summary—The Offering” on page 13 of this prospectus for more detail regarding the number of outstanding shares presented.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

The following table sets forth selected historical consolidated and combined financial data as of the dates and for the periods indicated. We have derived the selected historical consolidated and combined financial data as of December 31, 2014 and 2013, and for the three years ended December 31, 2014, from our audited consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2014, and incorporated by reference into this prospectus. The historical consolidated financial data as of June 30, 2015 and for the six months ended June 30, 2015 and 2014 was derived from our unaudited interim consolidated financial statements, which are included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, and incorporated by reference into this prospectus. Our unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the unaudited interim consolidated financial statements. These historical results are not necessarily indicative of results to be expected in any future period.

The consolidated and combined financial statements of Patriot National are comprised of (1) the financial statements of us and our subsidiaries, which became our subsidiaries in the Reorganization, (2) the results of the Patriot Care Management Business, which are reflected in our consolidated financial statements from August 6, 2014, the effective date of the Patriot Care Management Acquisition, (3) the revenues and expenses associated with the contracts and certain other assets acquired and liabilities assumed effective August 6, 2014 in the GUI Acquisition from GUI, a wholly owned subsidiary of Guarantee Insurance Group and a related party by virtue of common control between us and Guarantee Insurance Group and (4) the results of the other entities and businesses acquired by us from time to time. Because we and the subsidiaries we acquired in the Reorganization are under common control, and the contracts acquired in the GUI Acquisition were acquired from an entity under common control, our consolidated and combined financial statements are presented as if all of these companies and businesses, were owned by us for all of the periods presented, as further described in the notes to our consolidated and combined financial statements incorporated by reference into this prospectus. The results of the other entities and businesses acquired by us, including Patriot Care Holdings, Inc. (f/k/a MCRS Holdings, Inc.), our subsidiary operating the Patriot Care Management Business, and the acquisitions we made after our initial public offering are reflected in our consolidated financial statements from the applicable time of acquisition. Because of the inclusion of such results from the applicable time of acquisition, our financial statements are not comparable from period to period.

This selected historical consolidated and combined financial data should be read in conjunction with the disclosures set forth under “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated and combined financial statements and the related notes thereto, all of which appear elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
In thousands, except per share data	2015	2014	2014	2013	2012
	(unaudited)
Consolidated and Combined Statement of Operations Data:
Revenues
Fee income	$45,301	$22,266	$55,848	$46,486	$25,821
Fee income from related party (1)	45,079	8,786	46,882	9,387	12,546

Total fee income and fee income from related party	90,380	31,052	102,730	55,873	38,367
Net investment income	36	420	496	87	62
Net realized gains (losses) on investments	(91)	78	14,038	(50)	3
Total Revenues	90,325	31,550	117,264	55,910	38,432

	Six Months Ended June 30,		Year Ended December 31,
In thousands, except per share data	2015	2014	2014	2013	2012
	(unaudited)
Expenses
Salaries and related expenses	32,233	8,181	32,420	15,985	13,189
Commission expense	17,383	3,600	16,939	8,765	3,216
Management fees to related party for administrative support services (2)	—	4,529	5,390	12,139	8,007
Outsourced services	5,254	1,405	5,608	3,303	4,452
Allocation of marketing, underwriting and policy issuance costs from related party (3)	—	1,539	1,872	4,687	2,774
Other operating expenses	13,285	3,263	13,319	4,557	4,587
Acquisition costs	2,919	—	—	—	—
Interest expense	1,719	2,591	9,204	1,174	299
Depreciation and amortization	5,695	2,047	5,935	2,607	1,330
Amortization of loan discounts and loan costs	144	645	2,158	5,553	211
Stock Compensation expense	6,205	—	—	—	—
(Decrease) Increase in fair value of warrant redemption liability	(1,385)	6,503	1,823	—	—

Costs from debt payoff (4)	13,681	—	—	—	—
Loss on exchange of units and warrants	—	—	—	152	—
Provision for uncollectible fee income	—	—	502	2,544	—

Total Expenses	97,133	34,303	95,170	61,466	38,065
Net income (loss) before income tax expense	(6,808)	(2,753)	22,094	(5,556)	367
Income Tax (Benefit) Expense	(3,064)	1,300	11,635	712	—

Net Income (Loss) Including Non-Controlling Interest in Subsidiary	(3,744)	(4,053)	10,459	(6,268)	367
Net income (loss) attributable to non-controlling interest in subsidiary	52	42	45	(82)	23

Net Income (Loss)	$(3,796)	$(4,095)	$10,414	$(6,186)	$344

Earnings (Loss) Per Common Share
Basic	$(0.15)	$(0.29)	$0.66	$(0.43)	$0.02
Diluted	(0.15)	(0.29)	0.66	(0.43)	0.02
Weighted Average Common Shares Outstanding
Basic	25,601	14,288	15,754	14,288	14,288
Diluted	25,601	14,288	15,754	14,288	14,420

	June 30,	December 31,
In thousands	2015	2014	2013
	(Unaudited)
Consolidated and Combined Balance Sheet Data:
Assets
Cash	$9,893	$4,251	$1,661
Restricted cash(5)	15,149	6,923	4,435
Goodwill	85,766	61,493	9,953
Intangible assets	67,084	32,988	—
Total Assets	225,552	142,102	35,979

Liabilities and stockholders’ deficit
Total debt	$88,431	$115,591	$45,330
Stockholders’ equity (deficit)	73,823	(28,261)	(30,888)

(1)	Represents service fees from Guarantee Insurance, a related party. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Components of Financial Statements—Revenue.”
(2)	Represents historical fees paid by us to Guarantee Insurance Group for management oversight, legal, accounting, human resources and technology support services provided to us. Our administrative functions have been separated from Guarantee Insurance Group and from August 6, 2014, such payments are longer made by us in respect of such services.
(3)	Represents historical payments made by us to Guarantee Insurance Group as reimbursements for allocated portions of rent and certain administrative costs incurred by Guarantee Insurance Group on our behalf. Our administrative functions have been separated from Guarantee Insurance Group and from August 6, 2014, such reimbursements are no longer made by us in respect of such costs.
(4)	Costs from debt payoff include $4.3 million of early payment penalties and $9.3 million with the write-off of related deferred financing fees and original issue discounts in connection with the repayment of all outstanding debt under the PennantPark Loan agreement and the UBS Credit Agreement on January 22, 2015.
(5)	Represents amounts received from our clients to be used exclusively for the payment of claims on behalf of those clients.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Historical Consolidated and Combined Financial Data” and our audited and unaudited consolidated and combined financial statements and related notes thereto, the audited and unaudited financial statements of Global HR and the related notes thereto and the audited and unaudited financial statements of Patriot Care Holdings, Inc. and the related notes thereto, each incorporated by reference into this prospectus. This discussion includes forward-looking statements that are subject to risks, uncertainties and other factors described under the captions “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements.” These factors could cause our actual results to differ materially from those expressed in, or implied by, those forward-looking statements.

Overview

We are an independent national provider of comprehensive technology-enabled outsourcing solutions that help insurance carriers, employers and other clients mitigate risk, comply with complex regulations and save time and money. We offer a full suite of end-to-end insurance related and specialty services that allow our clients to improve efficiencies and reduce expenses through our value-added processes. The core of our value proposition includes the benefit of a “one-stop” solution with our broad array of offered services, scalable, state-of-the-art technology and solutions to complex business and regulatory processes. Our goal is to be the preferred provider of mandatory employer services such as risk management services, health and welfare services, employee onboarding and compliance services.

We principally offer two types of services: front-end services, such as brokerage, underwriting and policyholder services, and back-end services, such as claims adjudication and administration. We provide our services either on an individual basis, as bundles of two or more services tailored to a client’s specific needs or on a turnkey basis where we provide a comprehensive set of front-end and back-end services to a client. We also offer specialty services currently including technology outsourcing and other IT services, as well as employment pre-screening and background checks.

We generate fee revenue for our services from our clients based on (1) a percentage of premiums for the policies we service, (2) the cost savings we achieve for our clients or (3) a fixed fee for a particular service. Unlike our insurance and reinsurance carrier clients, we do not generate underwriting income or assume underwriting risk on workers’ compensation plans.

Our History and Organization

Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, initially started our workers’ compensation insurance business and acquired Guarantee Insurance in 2003.

Patriot National, Inc. (f/k/a Old Guard Risk Services, Inc.) was incorporated in Delaware in November 2013 to consolidate certain insurance services entities controlled by Mr. Mariano. These transactions, which we refer to as our “Reorganization,” separated our insurance services business from the insurance risk taking operations of Guarantee Insurance Group.

Effective August 6, 2014, we acquired certain contracts to provide marketing, underwriting and policyholder services to certain of our insurance carrier clients, as well as related assets and liabilities, from Guarantee Underwriters, Inc. (“GUI”), a subsidiary of Guarantee Insurance Group. We also acquired a contract to provide a limited subset of our brokerage and policyholder services to Guarantee Insurance, the balance of which had historically been provided without a contract as GUI is a subsidiary of Guarantee Insurance. We refer to the acquisition of these contracts and related assets and liabilities as the “GUI Acquisition.” Immediately following the GUI Acquisition, we entered into a new agreement to provide all of our brokerage and policyholder services to Guarantee Insurance.

We further expanded our business effective August 6, 2014, through our acquisition from MCMC LLC (“MCMC”) of its managed care risk services business that provides nurse case management and bill review services. This business, which we refer to as the “Patriot Care Management Business,” had been previously controlled by Mr. Mariano until it was sold to MCMC in 2011. We refer to this acquisition as the “Patriot Care Management Acquisition,” and the GUI Acquisition and the Patriot Care Management Acquisition together as the “Acquisitions.”

Following our initial public offering, we have acquired a number of entities and businesses providing insurance and other services. See “Business—Our History and Organization.”

Matters Affecting Historical and Future Comparability

Industry Trends

Workers’ compensation in the United States is a mandated, state-legislated, no-fault insurance program that requires employers to fund medical expenses, lost wages and other costs resulting from work-related injuries and illness. According to NCCI’s State of the Workers Compensation Line 2014, the total net premium written by state funds and private carriers of workers’ compensation insurance in the United States was $44.2 billion in 2014, an increase from $33.8 billion in 2010, representing a compound annual growth rate of 6.9% over that period, and according to data compiled by SNL Financial, total direct premium written by workers’ compensation insurance carriers in the United States, which includes the amount of premium reinsured by insurance carriers, was $55.4 billion in 2014, an increase from $40.4 billion in 2010, representing a compound annual growth rate of 8.3% over that period. In the past several years, premium growth in the workers’ compensation industry has been predominantly driven by the recovery of employment levels to generally at or near pre-recession levels, as well as increasing premium rates.

Like other sectors of the insurance industry, the workers’ compensation sector experiences underwriting cyclicality, which generally underpins changes in premium rates. This cyclicality is determined by a number of factors, but there are two notable drivers. First, ultimate loss costs become more difficult to predict when claims remain open for longer periods, generally as a result of wage and medical cost inflation. For example, the NCCI Report indicates that medical costs per claim increased by approximately 6.4% on average per year from 1995 through 2014. Second, the amount of investment income insurance carriers can earn may also influence such carrier’s underwriting practices. During periods of high interest rates, investment income can be sufficiently significant, particularly when claims remain open for longer periods, to compensate for underwriting losses, such as those the workers’ compensation industry has experienced in recent years, as reflected in a greater than 100% combined ratio for all but three years from 1990 to 2014. However, in periods of low interest rates, similar to the current investment environment, insurance carriers cannot generate sufficient investment income to offset underwriting losses, and as a result have demanded higher premium rates. This has led to a modest “hardening” of the workers’ compensation market.

Reorganization and Recent Acquisitions

Our historical financial results for all periods presented in this prospectus include the results of the various businesses previously under the common control of Mr. Mariano and to which we succeeded in connection with the Reorganization, as well as the revenues and expenses associated with the contracts and certain other assets acquired and liabilities assumed through the GUI Acquisition. However, revenues and expenses associated with the new agreement we entered into in August 2014 to provide all of our brokerage and policyholder services to Guarantee Insurance, as well as the financial results associated with the Patriot Care

Management Business, are included in our historical financial results beginning August 6, 2014 only, and are not reflected in our historical financial statements as of or for any earlier periods. In addition, the financial results associated with the other entities and businesses we acquired since our initial public offering are included in our historical financial results from the relevant date of acquisition only, and are not reflected in our historical financial statements as of or for any earlier periods. See “Business—Our History and Organization.”

Payments to Guarantee Insurance Group

We made payments in the past to Guarantee Insurance Group for rent and certain corporate administrative services costs incurred on our behalf, as well as for fees for management oversight, legal, accounting, human resources and technology support services provided to us. The reimbursements for such costs and payments for such services are reflected as “allocation of marketing, underwriting and policy issuance costs from related party” and “management fees to related party for administrative support services,” respectively, in our historical financial statements. Our administrative functions have been separated from Guarantee Insurance, the agreements pursuant to which such payments were made have been terminated, and such expenses are being incurred directly by us from August 6, 2014. Accordingly, beginning August 6, 2014, such expenses, rather than being reflected in the above items, have been recorded in the line items to which they relate, which are primarily “salaries and salary related expenses,” “outsourced services” and “other operating expenses.”

Public Company Costs

We consummated our initial public offering on January 22, 2015 and expect to incur additional costs associated with operating as a public company, including hiring additional personnel, improving financial reporting systems, additional directors’ and officers’ liability insurance, director fees and expanding our facilities. We expect that these costs will relate to legal, regulatory, finance, accounting, investor relations and other administrative functions. Sarbanes-Oxley, as well as rules adopted by the SEC and the NYSE, require public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. We expect that we will continue to incur incremental annual costs associated with operating as a public company.

Key Performance Measures

We use certain key performance measures in evaluating our business and results of operations and we may refer to one or more of these key performance measures in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These key performance measures include:

➢	Gross reference premium written: gross reference premium written refers to the aggregate premium, grossed up for large deductible credits, written by or for our insurance carrier partners in respect of the policies we produce and service on their behalf.

➢

Reference premium written: reference premium written refers to the earned aggregate premium, grossed up for large deductible credits, written by or for our insurance carrier partners in respect of the policies we produce and service on their behalf. For Guarantee Insurance, which records written premium on the effective date of the policy based on the estimated total premium for the term of the policy, reference written premium is equal to written premium based on the estimated total premium for the term of the policy, earned as of the effective date of the policy, grossed up for large deductible credits. Subsequent adjustments to the estimated total premium for the term of the policy are reflected as adjustments to reference written premium when the adjustments become known. For our third party insurance carrier clients, for whom record written premium as premium is collected, reference written premium is equal to collected premium, grossed up for large deductible credits. We evaluate our business (in respect of revenue both from brokerage and policyholder services and from claims administrative services) both in respect of the overall revenue generated by reference premium written, and the margin on such revenue. With respect to our brokerage and policyholder services, changes in reference premium written generally correspond to changes in total revenues.

The policies we write for our insurance and reinsurance carrier clients generally have a term of one year, and reference premium written is earned by our insurance and reinsurance carrier clients on a pro rata basis over the terms of the underlying policies. Likewise, the claims associated with these policies are generally incurred on a pro rata basis over the terms of the underlying policies. Generally, we perform our claims administration services on a claim from the date it is incurred through the date it is closed. We refer to claims that have been incurred, but not yet closed, for a particular period as “managed claims exposures.” With respect to our claims administration services, changes in managed claims exposures generally correspond to changes in total revenues.

➢	Adjusted EBITDA: We define Adjusted EBITDA as net income (loss) adjusted for income tax expense (benefit), interest expense, depreciation and amortization expense, and certain non-cash and/or non-recurring transactions as shown in the Reconciliation from Net Income(Loss) to Adjusted EBITDA.

➢	Adjusted EBITDA margins: we define Adjusted EBITDA Margins as Adjusted EBITDA divided by the sum of fee income and fee income from related party.

➢	Operating Cash Flow: we define Operating Cash Flow as Adjusted EBITDA less income tax expense, interest expense, and capital expenditures.

➢	Adjusted Earnings: we define Adjusted Earnings or Loss and Adjusted Earnings or Loss per share as net income (loss) adjusted for cost for debt payoff, non-cash stock compensation costs, net realized gains (losses) on investments, increase/(decrease) in fair value of warrant redemption liability, acquisition costs and loss on exchange of units and warrants.

Adjusted EBITDA, Adjusted EBITDA Margins, Operating Cash Flow and Adjusted Earnings are non-GAAP financial measures and are not in accordance with, or an alternative to, the GAAP information provided in this prospectus. For further information regarding our use of non-GAAP financial measures and reconciliations of Adjusted EBITDA to Net income (loss), Operating Cash Flow to Net Cash Provided by Operating Activities and Adjusted Earnings (Loss) to Net Income (Loss), see “Summary—Summary Historical and Pro Forma Consolidated and Combined Financial Data.”

Reference Premium Written

	Six Months Ended June 30,		Year Ended December 31,
In millions	2015	2014	2014	2013	2012
Gross Reference Premium Written	$221.6	$168.5	$335.1	$350.1	$337.0
Reference Premium Written	$206.1	$182.1	$359.9	$357.4	$305.7

Gross reference premium written for the six months ended June 30, 2015 was $221.6 million compared to $168.5 million for the six months ended June 30, 2014, an increase of $53.1 million. This increase was attributable to a $7.2 million increase in Guarantee Insurance gross premium written and the inception of new contracts with Scottsdale, AIG and certain other carrier clients, which generated $55.1 million of gross reference premium written. This increase was partially offset by a $9.2 million decrease in gross reference premium written on behalf of Zurich as a result of Zurich reducing its volumes in California, where business covered by our initial program with Zurich was solely written.

Gross reference premium written for the year ended December 31, 2014 was $335.1 million compared to $350.1 million for the year ended December 31, 2013, a decrease of $15.0 million. The decrease was attributable to a $46.0 million decrease in gross reference premium written on behalf of Zurich as a result of Zurich reducing its volumes in California, where business covered by our initial program with Zurich was solely written. In September 2014, we entered into a second program with Zurich that further expands coverage in multiple other states. Additionally, we incurred a decrease of $4.1 million associated with the termination of our contract with Ullico. Ullico was one of our insurance carrier clients from April 2009 until we terminated their contract effective March 26, 2012 in connection with their liquidation. This was partially offset by a $13.0 million increase in Guarantee Insurance gross reference premium written, and the 2014 inception of new contracts with Scottsdale and certain other insurance carrier clients, which generated $22.2 million of gross reference premium written.

Gross reference premium written for the year ended December 31, 2013 was $350.1 million compared to $337.0 million for the year ended December 31, 2012, an increase of $13.1 million. The increase was attributable to a $54.8 million increase in Guarantee Insurance gross reference premium written and a $12.6 million increase in gross reference premium written on behalf of Zurich. These increases were generally attributable to growth in our distribution force, expansion into additional geographic territories and generally the deployment of our initial program with Zurich. These increases were partially offset by a $54.4 million decrease associated with the termination of the Ullico contract.

Reference premium for the six months ended June 30, 2015 was $206.1 million compared with $182.1 million for the six months ended June 30, 2014. The increase of $24.0 million was attributable to $7.2 million in Guarantee Insurance reference premium written and the inception of new contracts with Scottsdale and certain other insurance carrier clients, which generated $32.3 million of reference premium written. This increase was partially offset by a $15.5 million decrease in reference premium written on behalf of Zurich as a result of Zurich reducing its volumes in California, where business covered by our initial program with Zurich was solely written.

Reference premium written for the year ended December 31, 2014 was $359.9 million compared to $357.4 million for the year ended December 31, 2013, an increase of $2.5 million. The increase was attributable to a $13.0 million increase in Guarantee Insurance reference premium written and the 2014 inception of new contracts with Scottsdale and certain other insurance carrier clients, which generated $21.8 million of reference premium written. This was partially offset by a decrease in reference premium written on behalf of Zurich of approximately $28.1 million as a result of Zurich reducing its volumes in California, where business covered by our initial program with Zurich was solely written. In September 2014, we entered into a second program with Zurich that further expands coverage in multiple other states. The increase was also partially offset by a decrease of $4.1 million associated with the termination of our contract with Ullico. Ullico was one of our insurance carrier clients from April 2009 until we terminated their contract effective March 26, 2012 in connection with their liquidation.

Reference premium written for the year ended December 31, 2013 was $357.4 million compared to $305.7 million for the year ended December 31, 2012, an increase of $51.7 million or approximately 17%. The increase was attributable to a $54.8 million increase in Guarantee Insurance reference premium written and a $51.2 million increase in reference premium written on behalf of Zurich. These increases were generally attributable to growth in our distribution force, expansion into additional geographic territories and generally the deployment of our initial program with Zurich. These increases were partially offset by a $54.4 million decrease associated with the termination of the Ullico contract.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and is not in accordance with, or an alternative to, the GAAP information provided in this prospectus. For further information regarding our use of non-GAAP financial measures and a reconciliation of Adjusted EBITDA to Net income (loss), see “Summary—Summary Historical Consolidated and Combined Financial Data.”

	Six Months Ended June 30,		Year Ended December 31,
In thousands	2015	2014	2014	2013	2012
Net income (loss)	$(3,796)	$(4,095)	$10,414	$(6,186)	$344
Adjusted EBITDA	$22,209	$8,913	$27,131	$6,606	$2,181

Net loss decreased by $0.3 million to $3.8 million for the six months ended June 30, 2015 as compared to a net loss of $4.1 million in the same period in the prior year. year. Net income for the year ended December 31, 2014 was $10.4 million compared to a net loss of $6.2 million for the year ended December 31, 2013. Net loss for the year ended December 31, 2013 was $6.2 million compared to net income of $0.3 million for the year ended December 31, 2012, a decrease in net income of $6.5 million.

Adjusted EBITDA for the six months ended June 30, 2015 was $22.2 million compared to $8.9 million for the six months ended June 30, 2014, an increase of $13.3 million. The increase was attributable to a $59.3 million increase in total fee income and fee income from related party, partially offset by a $48.6 million increase in total expenses (excluding depreciation and amortization, changes in fair value of warrant liabilities, non-cash stock compensation and costs incurred for the extinguishment of debt, income tax expense and interest expense which are added back to net income to arrive at Adjusted EBITDA), all of which are discussed more fully below.

Adjusted EBITDA for the year ended December 31, 2014 was $27.1 million compared to $6.6 million for the year ended December 31, 2013, an increase of $20.5 million. The increase was principally attributable to a $46.9 million increase in total fee income and fee income from related party and a $0.4 million increase in net investment income, partially offset by a $26.8 million increase in total expenses (excluding depreciation and amortization and changes in fair value of warrant liabilities, which are added back to net income to arrive at Adjusted EBITDA), all of which are discussed more fully below.

Adjusted EBITDA for the year ended December 31, 2013 was $6.6 million compared to $2.2 million for the year ended December 31, 2012, an increase of $4.4 million. The increase was comprised of a $17.5 million increase in total fee income and fee income from related party, net of a $13.2 million increase in expenses (excluding depreciation and amortization and changes in fair value of warrant liabilities, which are added back to net income to arrive at Adjusted EBITDA), both of which are discussed more fully below.

Operating Cash Flow

Operating cash flow is a non-GAAP financial measure and is not in accordance with, or an alternative to, the GAAP information provided in this prospectus. For further information regarding our use of non-GAAP financial measures and a reconciliation of Operating cash flow to Net cash provided by operating activities, see “Summary—Summary Historical Consolidated and Combined Financial Data.”

	Six Months Ended June 30,		Year Ended December 31,
In thousands	2015	2014	2014	2013	2012
Net income (loss)	$(3,796)	$(4,095)	$10,414	$(6,186)	$344
Net cash provided by operating activities	$4,644	$7,102	$24,360	$6,048	$11,350
Operating cash flow	$17,666	$4,757	$4,479	$4,684	$1,833

For the six months ended June 30, 2015, operating cash flow was $17.7 million compared to $4.8 million for the six months ended June 30, 2014, an increase of $12.9 million. The increase was primarily attributable to the increase in cash earnings as reflected in the $13.3 million increase in Adjusted EBITDA.

Operating cash flow for the year ended December 31, 2014 was $4.5 million compared to $4.7 million for the year ended December 31, 2013, a decrease of $0.2 million. The decrease was principally attributable to an increase of $10.9 million income tax expense, an increase of $8.0 million interest expense, and $1.8 million increased capital expenditures, mostly offset by a $20.5 million increase in Adjusted EBITDA.

Operating cash flow for the year ended December 31, 2013 was $4.7 million compared to $1.8 million for the year ended December 31, 2012, an increase of $2.9 million. The increase was principally attributable to an increase of $4.4 million Adjusted EBITDA, partially offset by increases of $0.7 million income tax expense and $0.9 million interest expense.

Adjusted Earnings (Loss)

Adjusted Earnings (Loss) is a non-GAAP financial measure and is not in accordance with, or an alternative to, the GAAP information provided in this prospectus. For further information regarding our use of non-GAAP financial measures and a reconciliation of Adjusted Earnings (Loss) to Net Income (Loss), see “Summary—Summary Historical Consolidated and Combined Financial Data.”

	Six Months Ended June 30,		Year Ended December 31,
In thousands	2015	2014	2014	2013	2012
Net income (loss)	$(3,796)	$(4,095)	$10,414	$(6,186)	$344
Adjusted Earnings (Loss)	$9,326	$(176)	$2,963	$(4,511)	$342

For the six months ended June 30, 2015, Adjusted Earnings were $9.3 million compared to a loss of $0.2 million for the six months ended June 30, 2014, an increase of $9.5 million. The increase was primarily attributable to the increase in Adjusted EBITDA of $13.3 million, partially offset by the income tax effect related to reconciling items in computing Adjusted Earnings.

Adjusted earnings for the year ended December 31, 2014 was $3.0 million compared to a loss of $(4.5) million for the year ended December 31, 2013, an increase of $7.5 million. The increase was principally attributable to a $46.9 million increase in total fee income and fee income from related party and a $0.4 million increase in net investment income, partially offset by a $39.8 million increase in total expenses (excluding increase in fair value of warrant redemption liability, loss on exchange of units and warrants, and provision for uncollectible fee income as adjusted for income tax expense on reconciling items), all of which are discussed more fully below.

Adjusted loss for the year ended December 31, 2013 was $(4.5) million compared to earnings of $0.3 million for the year ended December 31, 2012, a decrease of $4.8 million. The decrease was principally attributable to 2013 amortization of the balance of the discount on the debt associated with the Advantage Capital loan agreement entered into on October 9, 2012, upon the repayment of the loan in full on November 27, 2013, which is discussed more fully below.

Principal Components of Financial Statements

Revenue

We derive substantially all of our revenue from providing brokerage and policyholder services, claims administration services, and specialty services.

With respect to our brokerage and policyholder services, we earn service fees for underwriting and administering workers’ compensation insurance plans for insurance companies. Service fees are generally based on a percentage of estimated ultimate reference premiums written, meaning they are based on the full amount of a policy premium as it is booked by an insurance carrier client at the time the policy is issued, reduced by an allowance for estimated commission income that may be returned by us to the client due to estimated net reductions in estimated total premium for the term of the policy, principally associated with mid-term policy cancellations. With respect to our insurance carrier clients who record written premium as premium is collected, we recognize fee income as the premium is written and collected, reduced by an allowance for estimated commission income that may be returned by us to such clients due to net returns of premiums previously written and collected. In each case, we record the revenue effects of subsequent premium adjustments when such adjustments become known. We also earn service fees on a flat annual fee basis for establishing and administering segregated portfolio cell reinsurance arrangements for captive reinsurers that assume a portion of the underwriting risk from our insurance carrier clients.

With respect to our claims administration and specialty services, we earn service fees for administering workers’ compensation and other claims for insurance and reinsurance companies. Service fees are generally based on a percentage of reference premiums earned, meaning they are based on a portion of the full premium as it is considered earned by an insurance carrier client on a pro rata basis over the term of the policy. We also earn service fees for other services provided to insurance and reinsurance companies and to our other clients such as employers and local governments, which are based on an hourly rate, a percentage of premiums, percentage of subrogation recovered, percentage of savings or a fixed monthly fee, depending on the service. For example, service fees for telephonic nurse case management services on workers’ compensation claims for insurance and reinsurance companies are based on an hourly rate. Service fees for medical bill review services on workers’ compensation claims for insurance and reinsurance companies, based on either a percentage of savings or a flat fee per bill. We also earn service fees for administering workers’ compensation claims for state guarantee associations responsible for handling the claims of insolvent insurance companies based on a fixed amount per open claims per month.

Total fee income and fee income from related party is comprised of “fee income” and “fee income from related party.” A significant portion of our revenue is generated from service fees earned from a related party, Guarantee Insurance. “Fee income” represents fees earned from parties other than Guarantee Insurance, a related party. “Fee income from related party” represents fees earned from Guarantee Insurance. For brokerage and policyholder services, the distinction between fee income and fee income from related party is based on whether the services are performed for Guarantee Insurance or third party insurance carrier clients, regardless of whether any portion of the risk is subsequently transferred to another insurance company or a captive reinsurer.

For claims administration services, the portion of total fee income and fee income from related party that we classify as fee income is based on the net portion of claims expense retained by parties other than Guarantee Insurance pursuant to quota share reinsurance agreements between Guarantee Insurance, PUI’s third party insurance company clients and the segregated portfolio cell reinsurers that assume business written by Guarantee Insurance. Because fee income from related party for claims administration services is based on the net portion of claims expense retained by Guarantee Insurance, the Company’s revenues attributable to contracts with Guarantee Insurance do not necessarily represent fee income from related party. For example, if Guarantee Insurance transfers a portion of the risk under a policy it has written to a captive reinsurer, which is a non-related party, only the fee income from claims administration services associated with the portion retained by Guarantee Insurance is classified as fee income from related party. Likewise, if Zurich, a non-related party, transfers a portion of the risk under a policy it has written to Guarantee Insurance, only the fee income from claims administration services associated with the portion retained by Zurich is classified as fee income, while the fee income from claims administration services associated with the portion transferred to Guarantee Insurance is classified as fee income from related party.

In addition to service fee income, we also derive revenue from net investment income and net realized gains (losses) on investments from our investment portfolio, such as the net gain realized upon the redemption of the MCMC preferred equity in connection with the Patriot Care Management Acquisition.

Expenses

Expenses consist primarily of:

➢	salaries and salary related expenses, including benefits;

➢	commission expense to agencies that produce business in connection with our underwriting services;

➢	management fees for administrative support services incurred by Guarantee Insurance Group (a related party) for our benefit, including executive management, human resources, accounting, information technology and legal services. The management fees charged to us by Guarantee Insurance Group were based on the amount of reference premium written by us for our third-party insurance carrier clients compared to the amount of reference premium written by Guarantee Insurance Group for the periods presented. Effective August 6, 2014, these support services expenses are being incurred directly by us, and from that date forward we no longer pay management fees to Guarantee Insurance Group;

➢	outsourced services provided to us by third party-vendors, which include certain claims investigation and loss control expenses, principally incurred in connection with our workers’ compensation claims investigation, transportation and translation and legal and medical bill review services;

➢	allocation of marketing, underwriting and policy issuance costs from Guarantee Insurance Group (a related party), representing the amount of marketing, underwriting and policy issuance expenses incurred by Guarantee Insurance Group for our benefit. The allocation costs charged to us by Guarantee Insurance Group were generally based on the amount of reference premium written by us for our third-party insurance carrier clients compared to the amount of reference premium written by Guarantee Insurance Group for the periods presented. Effective August 6, 2014, such costs are being incurred directly by us, and from that date forward Guarantee Insurance Group is no longer allocating these costs to us;

➢	other operating expenses incurred in connection with our service offerings, consisting primarily of office rent, temporary labor costs, consulting fees and other expenses;

➢	interest expense incurred on our outstanding indebtedness based on applicable interest rates during the relevant periods;

➢	depreciation and amortization;

➢	amortization of loan discounts and loan costs associated with loan agreements and of the estimated value of equity interests issued pursuant to loan agreements;

➢	stock compensation expense associated with stock options, restricted stock awards and restricted stock units issued under the 2014 Plan;

➢	increases in fair value of equity interests for which the holders have a put option to us;

➢	costs from debt payoff, representing early payment penalties and costs associated with the write-off of related deferred financing fees and original issue discounts, each recorded in connection with the repayment of all outstanding debt under the PennantPark Loan Agreement and the UBS Credit Agreement on January 22, 2015; and

➢	provision for uncollectible fee income.

Results of Operations

The following tables set forth certain consolidated statement of operations data derived from our audited consolidated and combined financial statements and our unaudited interim consolidated financial statements incorporated by reference into this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
In thousands, except per share data	2015	2014	2014	2013	2012
	(unaudited)
Consolidated and Combined Statement of Operations Data:
Revenues
Fee income	$45,301	$22,266	$55,848	$46,486	$25,821
Fee income from related party	45,079	8,786	46,882	9,387	12,546

Total fee income and fee income from related party	90,380	31,052	102,730	55,873	38,367
Net investment income	36	420	496	87	62
Net realized gains (losses) on investments	(91)	78	14,038	(50)	3
Total Revenues	90,325	31,550	117,264	55,910	38,432

Expenses
Salaries and related expenses	32,233	8,181	32,420	15,985	13,189
Commission expense	17,383	3,600	16,939	8,765	3,216
Management fees to related party for administrative support services (2)	—	4,529	5,390	12,139	8,007
Outsourced services	5,254	1,405	5,608	3,303	4,452
Allocation of marketing, underwriting and policy issuance costs from related party (3)	—	1,539	1,872	4,687	2,774
Other operating expenses	13,285	3,263	13,319	4,557	4,587
Acquisition costs	2,919	—	—	—	—
Interest expense	1,719	2,591	9,204	1,174	299
Depreciation and amortization	5,695	2,047	5,935	2,607	1,330
Amortization of loan discounts and loan costs	144	645	2,158	5,553	211
Stock Compensation expense	6,205	—	—	—	—
(Decrease) Increase in fair value of warrant redemption liability	(1,385)	6,503	1,823	—	—
Costs from debt payoff (4)	13,681	—	—	—	—
Loss on exchange of units and warrants	—	—	—	152	—
Provision for uncollectible fee income	—	—	502	2,544	—

Total Expenses	97,133	34,303	95,170	61,466	38,065
Net income (loss) before income tax expense	(6,808)	(2,753)	22,094	(5,556)	367
Income Tax (Benefit) Expense	(3,064)	1,300	11,635	712	—

Net Income (Loss) Including Non-Controlling Interest in Subsidiary	(3,744)	(4,053)	10,459	(6,268)	367
Net income (loss) attributable to non-controlling interest in subsidiary	52	42	45	(82)	23

Net Income (Loss)	$(3,796)	$(4,095)	$10,414	$(6,186)	$344

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

Revenues:

Total Fee Income and Fee Income from Related Party. Total fee income and fee income from related party for the six months ended June 30, 2015 was $90.4 million compared with $31.1 million for the same period in 2014, an increase of $59.3 million or 191%. The increase in fee income and fee income from related party was primarily related to increases in the volume of business we managed as a result of transactions that occurred in August of 2014 and from acquisitions completed in the first two quarters of 2015.

For the six months ended June 30, 2015, approximately 76% of our total fee income and fee income from related party was attributable to our contracts with Guarantee Insurance, a related party, and approximately 9% of our total fee income and fee income from related party was attributable to contracts with our second largest client for the six months ended June 30, 2015.

For the six months ended June 30, 2014, approximately 57% of our total fee income and fee income from related party was attributable to our contracts with Guarantee Insurance, and approximately 34% of our total fee income and fee income from related party were attributable to our contracts with our second largest client.

Fee Income. Fee income, which represents fee income from non-related parties, for the six months ended June 30, 2015, was $45.3 million compared to $22.3 million for the six months ended June 30, 2014, an increase of $23.0 million.

Our prices by client for our brokerage and policyholder services and claims administration services were unchanged for the six-month period ended June 30, 2015 relative to the six-month period ended June 30, 2014, and, accordingly, the net increase in fee income was solely related to changes in the volume of business we managed.

Fee Income from Related Party. Fee income from related party for the six months ended June 30, 2015 was $45.1 million compared to $8.8 million for the six months ended June 30, 2014, an increase of $36.3 million.

Our prices by client for our brokerage and policyholder services and claims administration services were unchanged for the six-month period ended June 30, 2015 relative to the six-month period ended June 30, 2014, and, accordingly, the net increase in fee income was solely related to changes in the volume of business we managed.

Net Investment Income. Net investment income for the six months ended June 30, 2015, was $36,000 compared with $420,000 for the six months ended June 30, 2014. Such net investment income was principally attributable to a surplus note from prior years.

Expenses:

Salaries and Related Expenses. Salaries and related expenses for the six months ended June 30, 2015 were $32.2 million compared to $8.2 million for the six months ended June 30, 2014, an increase of $24.0 million.

This increase was principally due to additional salary and salary related costs, beginning August 6, 2014 (as discussed elsewhere in this prospectus), as a result of directly incurring salary and salary related costs associated with our brokerage and policyholder services and administrative support services, including executive management, information technology, accounting, human resources and legal services. Prior to August 6, 2014, we received an allocation for such brokerage and policyholder services costs from Guarantee Insurance Group as described below under “—Allocation of Marketing, Underwriting and Policy Issuance Costs from Related Party” below, and a portion of such administrative support services costs was incurred in the form of a management fee paid to Guarantee Insurance Group as described under “— Management Fees to Related Party for Administrative Support Services” below. Salary and salary related costs further increased in the period since August 6, 2014 as a result of the new agreement we entered into with Guarantee Insurance to provide all of our brokerage and policyholder services to Guarantee Insurance. In addition, the increase was in part due to an increase in the volume of business we manage.

Commission Expense. Commission expense for the six months ended June 30, 2015, was $17.4 million compared to $3.6 million for the six months ended June 30, 2014, an increase of $13.8 million. This increase was a direct result of the increased fee income and fee income from related party recognized as a result of the increased volume in business we manage.

Management Fees to Related Party for Administrative Support Services. There were no management fees to related party for administrative support services for the six months ended June 30, 2015 compared to $4.5 million for the three and six months ended June 30, 2014. Effective August 6, 2014, these support services expenses became incurred directly by us, and from that date forward we no longer pay management fees to Guarantee Insurance Group. Accordingly, beginning August 6, 2014, such expenses, rather than being reflected in this item, are recorded in the line items to which they relate, which are primarily “salaries and related expenses,” “outsourced services” and “other operating expenses.”

Outsourced Services. Outsourced services for the six months ended June 30, 2015 were $5.3 million compared to $1.4 million for the six months ended June 30, 2014, an increase of $3.8 million or approximately 271%. This increase was principally due to the acquisition of Patriot Care Management, effective August 6, 2014.

Allocation of Marketing, Underwriting and Policy Issuance Costs from Related Party. There was no allocation of marketing, underwriting and policy issuance costs from Guarantee Insurance Group, a related party, for the six months ended June 30, 2015 compared to $ $1.5 million for the six months ended June 30, 2014. Effective August 6, 2014, such costs became incurred directly by us, and from that date forward, Guarantee Insurance Group is no longer allocating these costs to us. Accordingly, beginning August 6, 2014, such expenses, rather than being reflected in this item, are recorded in the line items to which they relate.

Other Operating Expenses. Other operating expenses for the six months ended June 30, 2015, were $13.3 million compared with $3.3 million for the six months ended June 30, 2014. The increase of other operating expense corresponds to the direct costs incurred as a result of eliminating management fees and expense allocations from Guarantee Insurance and from increased volume in business we manage.

Acquisition Costs. For the six months ended June 30, 2015, we incurred $2.9 million of acquisition costs. These costs were predominantly comprised of salary expense, salary related costs and other fees.

Interest Expense. Interest expense for the six months ended June 30, 2015, was $1.7 million compared to $2.6 million for the six months ended June 30, 2014, a decrease of $0.9 million. The interest expense for the six months ended June 30, 2015 was comprised of $0.9 million of interest accrued in respect of indebtedness under the PennantPark Loan Agreement and the UBS Credit Agreement, prior to repayment of such indebtedness on January 22, 2015, and $0.8 million on the Senior Secured Credit Facility from January 22, 2015 until June 30, 2015. The decrease in interest expense was a result of the refinancing of our debt with more favorable terms.

Depreciation and Amortization. Depreciation and amortization for the six months ended June 30, 2015 and 2014, was $5.7 million and $2.0 million, respectively, representing a period over period increase of $3.7 million. The increase was attributable mainly to the increased intangible asset amortization associated with our acquisitions.

Amortization of Loan Discounts and Loan Costs. Amortization of loan discounts and loan costs for the six-month periods ended June 30, 2015 and 2014, was $0.1 million and $0.6 million, respectively. The decrease was attributable to the write-off of loan discounts and deferred loan costs upon repayment of the indebtedness under the PennantPark Loan Agreement and the UBS Credit Agreement on January 22, 2015.

Stock Compensation Expense. The Company recognized $6.2 million of stock compensation expense for the six months ended June 30, 2015. Stock compensation expense is related to restricted stock and stock option awards.

Decrease (Increase) in Fair Value of Warrant Redemption Liability. The decrease in fair value of warrant redemption liability was $1.4 million for the six months ended June 30, 2015 which reflects the change in fair value from estimated valuation on December 31, 2014 to the exercise of the detachable common stock warrants on January 22, 2015. The increase to the fair value of the warrant redemption liability for the six months ended June 30, 2014 was $6.5 million. Additionally, there was no remaining warrant redemption liability as of June 30, 2015, and no future fair value adjustments are required.

Cost from Debt Payoff. The Company recognized expenses for “make-whole” payments upon repayment of the indebtedness under the PennantPark Loan Agreement and the UBS Credit Agreement on January 22, 2015. These expenses were comprised of $3.8 million to the PennantPark Entities and $0.6 million to UBS. Additionally, the Company recognized expenses for the write-off of existing deferred financing of $6.3 million and original issue discounts of $3.1 million associated with such indebtedness upon repayment on January 22, 2015. Due to the non-recurring nature of these expenses, they are presented separately from interest expense and amortization expense, respectively, in our combined results for the six months ended June 30, 2015. Total cost from debt payoff was $13.7 million for the six months ended June 30, 2015.

Income Tax Expense. For the six months ended June 30, 2015 we had an income tax benefit of $3.1 million compared to a $1.3 million income tax expense for the six months ended June 30, 2014. For the six months ended June 30, 2015, the effective income tax rate was approximately 38%. The effective tax rate is based on forecasted annual pre-tax income, permanent differences and statutory tax rates. The main difference in the effective tax rate from the statutory rate is warrants, success based fees, and meals and entertainment.

Net Income:

As a result of the factors described above, for the six months ended June 30, 2015, there was a $3.8 million net loss compared to a $4.1 million net loss for the six months ended June 30, 2014, a decrease of $0.3 million.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues:

Total Fee Income and Fee Income from Related Party. Total fee income and fee income from related party for the year ended December 31, 2014 was $102.7 million compared to $55.9 million for the year ended December 31, 2013, an increase of $46.9 million or approximately 84%. The increase was primarily due to an increase in fee income from related party.

For the year ended December 31, 2014, approximately 71% of our total fee income and fee income from related party was attributable to our contracts with Guarantee Insurance, a related party, and approximately 18% of our total fee income and fee income from related party was attributable to contracts with our second largest client.

For the year ended December 31, 2013, approximately 44% of our total fee income and fee income from related party was attributable to our contracts with Guarantee Insurance, and approximately 38% and 12% of our total fee income and fee income from related party were attributable to our contracts with our second and third largest clients, respectively.

Fee Income. Fee income, which represents fee income from non-related parties, for the year ended December 31, 2014 was $55.8 million compared to $46.5 million for the year ended December 31, 2013, an increase of $9.3 million.

This increase was attributable to an increase in claims administration services fees as a result of $10.7 million of fee income earned by the Patriot Care Management Business from non-related parties from the date of acquisition of this service unit on August 6, 2014 to December 31, 2014, combined with a $1.2 million increase in fee income earned from the California Insurance Guaranty Association, which became a client of ours in June 2014. The increase in claims administration services fees was largely offset by the decrease in brokerage and policyholder services fee income related to the decrease in reference premium written by us for Zurich, as described above under “—Key Performance Measures.”

Our prices by client for our brokerage and policyholder services and claims administration services were unchanged for the year ended December 31, 2014 relative to the year ended December 31, 2013 and, accordingly, the net increase in fee income was solely related to changes in the volume of business we managed.

Fee Income from Related Party. Fee income from related party for the year ended December 31, 2014 was $46.9 million compared to $9.4 million for the year ended December 31, 2013, an increase of $37.5 million.

The increase was principally attributable to $23.8 million of brokerage and policyholders services fee income from Guarantee Insurance earned from August 6, 2014 to December 31, 2014. On August 6, 2014 we entered into a new agreement with Guarantee Insurance to provide all of our brokerage and policyholder services to Guarantee Insurance, as described elsewhere herein, with no such contract existing previously during 2014 or 2013. The increase was also partly attributable to an increase in brokerage and policyholder services fee income related to the increase in reference premium written by us for Guarantee Insurance, as described above under “—Key Performance Measures,” and to $6.1 million of claims administration services fee income earned by the Patriot Care Management Business from Guarantee Insurance from the date of acquisition of this service unit on August 6, 2014 to December 31, 2014.

Our prices by client for our brokerage and policyholder services and claims administration services were unchanged for the year ended December 31, 2014 relative to the year ended December 31, 2013 and, accordingly, the net increase in fee income from related party was solely related to changes in the volume of business we managed.

Net Investment Income. Net investment income was $0.5 million for the year ended December 31, 2014 compared to $0.1 million for the year ended December 31, 2013, an increase of $0.4 million. Net investment income for the year ended December 31, 2014 was principally attributable to interest received in respect of a note receivable from Guarantee Insurance under the Surplus Note, which was retired in connection with the GUI Acquisition effective August 6, 2014.

Net Realized Gains (Losses) on Investments. Net realized gains (losses) on investments was $14.0 million for the year ended December 31, 2014, compared to a loss of $0.1 million for the for the year ended December 31, 2013. The gain recorded in the year ended December 31, 2014 represents the net gain realized upon the redemption of the MCMC preferred equity in connection with the Patriot Care Management Acquisition.

Expenses:

Salaries and Salary Related Expenses. Salaries and salary related expenses for the year ended December 31, 2014 were $32.4 million compared to $16.0 million for the year ended December 31, 2013, an increase of $16.4 million or approximately 103%.

This increase was principally due to additional salary and salary related costs recorded from August 6, 2014, the date on which we began to directly incur salary and salary related costs associated with our brokerage and policyholder services, as well as salary and salary related costs associated with administrative support services, including executive management, information technology, accounting, human resources and legal services. Previously, we received an allocation for such brokerage and policyholder services costs from Guarantee Insurance Group as described under “—Allocation of Marketing, Underwriting and Policy Issuance Costs from Related Party” below, and a portion of such administrative support services costs was incurred in the form of a management fee paid to Guarantee Insurance Group as described under “—Management Fees to Related Party for Administrative Support Services” below. Salary and salary related costs further increased in the period since August 6, 2014 as a result of the new agreement we entered into with Guarantee Insurance to provide all of our brokerage and policyholder services to Guarantee Insurance, as described elsewhere herein. In addition, effective August 6, 2014, we acquired the Patriot Care Management Business, which has notably increased our workforce. Accordingly, we expect further significant increases in salaries and salary related costs going forward.

Additionally, the increase was in part due to an increase in the size of our claims administration services staff in connection with efforts by us to perform more claims investigation work in-house rather than through outsourced vendors.

Commission Expense. Commission expense for the year ended December 31, 2014 was $16.9 million compared to $8.8 million for the year ended December 31, 2013, an increase of $8.2 million or 93%. This increase is principally due to our assumption of the obligation to pay commissions to retail agencies producing Guarantee Insurance policies from August 6, 2014 pursuant to the new agreement with Guarantee Insurance to provide all of our brokerage and policyholder services to Guarantee Insurance, as described elsewhere herein. We did not incur such commission expense for the year ended December 31, 2013. Additionally, we incurred additional commission expense for the year ended December 31, 2014 in connection with new contracts we entered into in 2014 with Scottsdale and certain other insurance clients, as described above.

This increase was partially offset by a decrease in commission expense associated with a reduction in premium produced for Zurich, as described above.

Management Fees to Related Party for Administrative Support Services. Management fees to related party for administrative support services for the year ended December 31, 2014 were $5.4 million compared to $12.1 million for the year ended December 31, 2013, a decrease of $6.7 million or 56%. This decrease was in part attributable to a decrease in the proportion of reference premium written by us for our third-party insurance carrier clients relative to reference premium written by Guarantee Insurance (which, as discussed above, generally served as the basis for calculating the management fees).

As described above, in connection with the GUI Acquisition effective August 6, 2014, the management services agreement pursuant to which these fees were payable was terminated and all costs associated with our operations began to be incurred directly by us. Accordingly, beginning August 6, 2014, such expenses, rather than being reflected in this item, are recorded in the line items to which they relate, which are primarily “salaries and salary related expenses,” “outsourced services” and “other operating expenses.”

Outsourced Services. Outsourced services for the year ended December 31, 2014 were $5.6 million compared to $3.3 million for the year ended December 31, 2013, an increase of $2.3 million or 70%. The increase was principally attributable to outsourced services costs incurred by the Patriot Care Management Business from August 6, 2014 (the date of our acquisition of the Patriot Care Management Business) to December 31, 2014. We did not own the Patriot Care Management Business for the year ended December 31, 2013 and, accordingly no such costs were incurred for that period.

Allocation of Marketing, Underwriting and Policy Issuance Costs from Related Party. Allocation of marketing, underwriting and policy issuance costs from Guarantee Insurance Group, a related party, for the year ended December 31, 2014 was $1.9 million compared to $4.7 million for the year ended December 31, 2013, a decrease of $2.8 million or 60%. This decrease was in part attributable to a decrease in the proportion of reference premium produced by us relative to reference premium produced by Guarantee Insurance (which, as discussed above, generally served as the basis for the allocation).

As described above, in connection with the GUI Acquisition effective August 6, 2014, the cost sharing agreement pursuant to which these costs were incurred was terminated and all brokerage and policyholder services costs associated with our operations began to be incurred directly by us. Accordingly, beginning August 6, 2014, such expenses, rather than being reflected in this item, are recorded in the line items to which they relate, which are primarily “salaries and salary related expenses,” “outsourced services” and “other operating expenses.”

Other Operating Expenses. Other operating expenses for the year ended December 31, 2014 were $13.3 million compared to $4.6 million for the year ended December 31, 2013, an increase of $8.8 million. This increase was principally due to the fact that from August 6, 2014, we directly incurred other operating expenses which were previously allocated to us from Guarantee Insurance Group or incurred in the form of a management fee paid to Guarantee Insurance Group as described under “—Salaries and Salary Related Expenses” above.

Additionally, the increase is due to additional other operating expenses incurred from August 6, 2014 and associated with the operations of the Patriot Care Management Business. We did not own the Patriot Care Management Business during the year ended December 31, 2013 and, accordingly, we did not record any such other operating expenses for it for that period. The increase was also partially attributable to an increase in consulting and temporary labor costs incurred in connection with an increase in workload in respect of claims administration services.

We expect that other operating expenses will further increase going forward as a result of the new arrangements in respect of costs associated with both brokerage and policyholder services and administrative support services, as described under “—Salaries and Salary Related Expenses” above.

Interest Expense. Interest expense for the year ended December 31, 2014 was $9.2 million compared to $1.2 million for the year ended December 31, 2013, an increase of $8.0 million. Interest expense for the year ended December 31, 2014, is comprised of interest accruing under (i) the Initial Tranche of the PennantPark Loan Agreement entered into on November 27, 2013 in connection with the Reorganization, (ii) the Additional Tranche (as defined below) of the PennantPark Loan Agreement, as amended, entered into on August 6, 2014 in connection with the GUI Acquisition and (iii) the UBS Credit Agreement entered into on August 6, 2014 in connection with the Patriot Care Management Acquisition, all described elsewhere herein.

Interest expense for the year ended December 31, 2013, reflects $0.7 million of interest in connection with a loan agreement for $10.0 million entered into on October 9, 2012 with Advantage Capital. On November 27, 2013, this loan was repaid in full with a portion of the proceeds of the Initial Tranche of the PennantPark Loan Agreement. See “Certain Relationships and Related Party Transactions—Financing Transactions.”

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2014 was $5.9 million compared to $2.6 million for the year ended December 31, 2013, an increase of $3.3 million. The increase was attributable mainly to an increase in depreciation related to capitalized policy and claims administration system development costs which we incurred principally in the second half of 2013 and first half of 2014 in connection with our IE platform and, $1.8 million of intangible asset amortization relating to the Patriot Care Management Business for the period August 6, 2014 to December 31, 2014.

Amortization of Loan Discounts and Loan Costs. Amortization of loan discounts and loan costs was $2.2 million for the year ended December 31, 2014 compared to $5.6 million for the year ended December 31, 2013, a decrease of $3.4 million. The decrease was attributable to the fiscal 2013 amortization of the balance of the discount on the debt associated with the Advantage Capital loan agreement entered into on October 9, 2012, upon the repayment of the loan in full on November 27, 2013. This decrease was partially offset by an increase in amortization of loan costs related to the Initial Tranche of the PennantPark Loan Agreement entered into on November 27, 2013 and the Additional Tranche of the PennantPark Loan Agreement and the UBS Credit Agreement, each entered into on August 6, 2014 as described above.

Increase in Fair Value of Warrant Redemption Liability. The increase in fair value of warrant redemption liability was $1.8 million for the year ended December 31, 2014 compared to zero for the year ended December 31, 2013, which represents the change in estimated fair value of the detachable common stock warrants issued to the lenders in connection with the Initial Tranche and Additional Tranche of the PennantPark Loan Agreement and the common stock issued to Advantage Capital pursuant to their September 30, 2014 exercise of common stock warrants as described elsewhere herein. We recorded this liability, and reflect the changes in the estimated fair value thereof, since the warrant holders and stockholders may at specified times require us to redeem the stock or the warrants for cash, in an amount equal to, in the case of stock, the estimated fair value of the stock or, in the case of warrants, the estimated fair value of the warrants less the total exercise price of the redeemed warrants.

Provision for Uncollectible Fee Income. For the year ended December 31, 2014, we recorded a $0.5 million provision for uncollectible fee income. For the year ended December 31, 2013, we recorded a provision for uncollectible fee income related to our claims administration services, of $2.5 million in connection with the liquidation of Ullico in May 2013. Ullico was one of our insurance carrier clients from April 2009 until we terminated their contract effective March 26, 2012 in connection with their liquidation.

Income Tax Expense. Income tax expense was $11.6 million for the year ended December 31, 2014 compared to $0.7 million for the year ended December 31, 2013, an increase in income tax expense of $10.9 million. Income tax expense for the year ended December 31, 2014 and 2013 was principally comprised of federal income tax expense at a statutory federal rate of 35% and 34%, respectively, and state income tax expense, plus the tax expense associated with (i) the gain on redemption of MCMC preferred equity attributable to the difference between tax basis and book basis and (ii) non-deductible expenses incurred in connection with the acquisition of PCM, and the tax associated with the increase in fair value of warrant redemption liability for the year ended December 31, 2014. Prior to November 27, 2013, certain of our subsidiaries were S Corporations or limited liability companies, electing to be taxed as pass through entities and, accordingly, we did not recognize a federal or state income tax provision for these subsidiaries for the previous portion of the year ended December 31, 2013.

Although our financial statements include the revenues and expenses associated with the GUI contracts and certain other assets and liabilities assumed in the GUI Acquisition, Guarantee Insurance Group will include these revenues and expenses in its consolidated federal income tax return for the period from January 1, 2014 to August 6, 2014 (the effective date of the GUI Acquisition) and has included the revenues and expenses associated with the GUI contracts and certain other assets and liabilities assumed in its consolidated federal income tax return for the year ended December 31, 2013.

Accordingly, we recognized a $16 thousand increase in valuation allowance, which was equal to 100% of the deferred tax expense attributable to the GUI contracts for the year ended December 31, 2014 and a $2.7 million increase in valuation allowance equal to 100% of the deferred tax benefit attributable to the GUI contracts for the year ended December 31, 2013.

Net Income (Loss)

As a result of the factors described above, net income (loss) increased by $16.6 million to $10.4 million for the year ended December 31, 2014 as compared to $(6.2) million for the prior year.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues:

Total Fee Income and Fee Income from Related Party. Total fee income and fee income from related party for the year ended December 31, 2013 was $55.9 million compared to $38.4 million for the comparable period in 2012, an increase of $17.5 million or approximately 46%. The increase was principally due to an increase in fee income.

For the year ended December 31, 2013, approximately 44% of our total fee income and fee income from related party was attributable to our contracts with Guarantee Insurance, a related party, and approximately 38% and 12% of our total fee income and fee income from related party were attributable to contracts with our second and third largest clients, respectively.

For the year ended December 31, 2012, approximately 42% of our total fee income and fee income from related party was attributable to our contracts with Guarantee Insurance and approximately 35% and 21% of our total fee income and fee income from related party were attributable to our contracts with our second and third largest clients, respectively.

Fee Income. Fee income, which represents fee income from non-related parties, for the year ended December 31, 2013 was $46.5 million compared to $25.8 million for the year ended December 31, 2012, an increase of $20.7 million or approximately 80%.

This increase was partly attributable to an increase in brokerage and policyholder services fee income as a result of the growth in reference premiums written by us for Zurich, as described above.

This increase was also partly due to higher claims administration services fee income, for the most part attributable to a decrease by Guarantee Insurance of the portion of claims expense retained on its business (resulting in corresponding claims administration services revenue being classified as fee income rather than fee income from related party), combined with an increase in managed claims exposures as a result of the increase in reference premiums written by us for Zurich, as described above, but partially offset by a decrease in managed claims exposures resulting from the termination the Ullico contract, as described above.

Our prices by client for brokerage, and policyholder services and claims administration services were unchanged for the year ended December 31, 2013 relative to the year ended December 31, 2012 and, accordingly, the net increase in fee income from related party was solely related to changes in the volume of business we managed.

Fee Income from Related Party. Fee income from related party for the year ended December 31, 2013 was $9.4 million compared to $12.5 million for the year ended December 31, 2012, a decrease of $3.1 million or approximately 25%.

We did not record any brokerage and policyholder services fee income from related party for the years ended December 31, 2013 and 2012, as described above. Following the GUI Acquisition, we entered into a new agreement with Guarantee Insurance effective August 6, 2014 to provide marketing, underwriting and policyholder services. Accordingly, we expect a significant increase in brokerage and policyholder services fee income from related party going forward.

The decrease in fee income from related party is therefore entirely attributable to lower claims administration fee income from related party principally due to the decrease by Guarantee Insurance of the portion of claims expense retained on its business (resulting in corresponding claims administration services revenue being classified as fee income rather than fee income from related party), partially offset by an increase in managed exposures related to the growth in reference premiums written by Guarantee Insurance, as described above.

Our prices by client for brokerage, underwriting and policyholder services and claims administration services were unchanged for the year ended December 31, 2013 relative to the year ended December 31, 2012 and, accordingly, the net increase in fee income was solely related to changes in the volume of business we managed.

Net Investment Income. We recorded immaterial amounts of net investment income for the year ended December 31, 2013 and 2012.

Expenses:

Salaries and Salary Related Expenses. Salaries and salary related expenses for the year ended December 31, 2013 was $16.0 million compared to $13.2 million for the year ended December 31, 2012, an increase of $2.8 million or approximately 21%. This principally reflects an increase in the size of our claims administration services staff associated with the increase in managed claims exposures as a result of the growth in reference premiums written by Guarantee Insurance and by us for Zurich, as described above. To a lesser degree, the increase was also attributable to efforts by us to perform more claims investigation work in-house rather than through outsourced vendors. These factors were partially offset by a decrease in managed claims exposures resulting from the termination the Ullico contract, as described above.

Commission Expense. Commission expense for the year ended December 31, 2013 was $8.8 million compared to $3.2 million for year ended December 31, 2012, an increase of $5.5 million. The increase was attributable to an increase in commission expense associated with premium produced for Zurich, as described above.

Management fees to related party for Administrative Support Services. Management fees to related party for administrative support services for the year ended December 31, 2013 were $12.1 million compared to $8.0 million for the year ended December 31, 2012, an increase of $4.1 million or approximately 51%. The increase was attributable to an increase in the proportion of reference premium written by us for our third-party insurance carrier clients relative to reference premium written by Guarantee Insurance (which, as discussed above, generally served as the basis for calculating the management fees), partially offset by a decrease in total administrative support services incurred by Guarantee Insurance Group for the benefit of both Guarantee Insurance and us.

Outsourced Services. Outsourced services for the year ended December 31, 2013, were $3.3 million compared to $4.5 million for the year ended December 31, 2012, a decrease of $1.1 million or approximately 26%. The decrease was principally attributable to lower outsourcing costs as a result of efforts by us to perform more claims investigation work in-house rather than through outsourced vendors.

Allocation of Marketing, Underwriting and Policy Issuance Costs from Related Party. Allocation of marketing, underwriting and policy issuance costs from Guarantee Insurance Group, a related party, for the year ended December 31, 2013 was $4.7 million compared to $2.8 million for the year ended December 31, 2012, an increase of $1.9 million or approximately 69%. The increase was attributable to an increase in the proportion of reference premium produced by us relative to reference premium produced by Guarantee Insurance (which, as discussed above, generally served as the basis for the allocation).

Other Operating Expenses. Other operating expenses were $4.6 million for both the year ended December 31, 2013 and 2012.

Interest Expense. Interest expense for the year ended December 31, 2013, was $1.2 million compared to $0.3 million for the year ended December 31, 2012, an increase of $0.9 million.

Interest expense for the year ended December 31, 2013, is comprised of $0.4 million of interest accruing under the Initial Tranche of the PennantPark Loan Agreement entered into on November 27, 2013 in connection with the Reorganization and $0.8 million of interest in connection with a $10.0 million loan agreement entered into on October 9, 2012 with Advantage Capital.

Interest expense for the year ended December 31, 2012 reflects $0.3 million of interest in connection with the $10.0 million Advantage Capital loan as described in “Certain Relationships and Related Party Transactions—Relationship and Transactions with Guarantee Insurance Group And Guarantee Insurance—Financing Transactions.” On November 27, 2013, the $10.0 million Advantage Capital loan was repaid in full with a portion of the proceeds of the Initial Tranche of the PennantPark Loan Agreement.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2013, was $2.6 million compared to $1.3 million for the year ended December 31, 2012, an increase of $1.3 million or approximately 100%. The increase was attributable to an increase in depreciation related to capitalized policy and claims administration system development costs in connection with the IE system, which we incurred principally in the second half of 2013.

Amortization of Loan Discounts and Loan Costs. Amortization of loan discounts and loan costs was $5.6 million for the year ended December 31, 2013 compared to $0.2 million for the year ended December 31, 2012, an increase of $5.4 million.

Amortization of loan discounts for the year ended December 31, 2013 principally represents amortization of the balance of the discount on the debt associated with the Advantage Capital loan agreement entered into on October 9, 2012, upon the repayment of the loan in full on November 27, 2013. See “Certain Relationships and Related Party Transactions—Financing Transactions.” Amortization of loan discounts for the year ended December 31, 2012, represents amortization of the discount on the debt associated with the Advantage Capital loan agreement entered into on October 9, 2012, as described above.

Amortization of loan costs for the year ended December 31, 2013 was attributable to the Initial Tranche of the PennantPark Loan Agreement. We incurred no material loan costs for the year ended December 31, 2012.

Loss on Exchange of Units and Warrants. We recorded a loss on exchange of units and warrants of $0.2 million for the year ended December 31, 2013, attributable to the fact that in connection with the Reorganization, Advantage Capital, one of our prior lenders, exchanged common units and detachable common stock warrants issued by certain of our subsidiaries for detachable common stock warrants of ours, which had a higher value.

Provision for Uncollectible Fee income. For the year ended December 31, 2013, we recorded a provision for uncollectible fee income of $2.5 million in connection with the liquidation of Ullico in May 2013. Ullico was one of our insurance carrier clients from April 2009 until we terminated the contract effective March 26, 2012. For the year ended December 31, 2012, we determined that no provision for uncollectible fee income was required.

Income Tax Expense. Income tax expense for the year ended December 31, 2013 was $0.7 million. We did not recognize income tax expense or benefit for the year ended December 31, 2012. Income tax expense (benefit) for the years ended December 31, 2013 and 2012 was principally comprised of federal income tax benefit at a statutory federal rate of 34% and state income tax benefit, excluding the income tax benefit related to the amortization of loan discounts. Prior to November 27, 2013, certain subsidiaries were S Corporations or limited liability companies, electing to be taxed as pass through entities and, accordingly, we did not recognize a federal or state income tax provision for these subsidiaries for the period from January 1, 2013 to November 27, 2013 or for the year ended December 31, 2012.

Although our financial statements include the revenues and expenses associated with the GUI contracts and certain other assets and liabilities assumed in the GUI Acquisition, Guarantee Insurance Group has included these revenues and expenses in its consolidated federal income tax returns for the years ended December 31, 2013 and 2012 and, accordingly, we recognized a $2.7 million and $1.7 million increase in valuation allowance, respectively, equal to 100% of the deferred tax benefit attributable to the GUI contracts for the years ended December 31, 2013 and 2012.

Net Income (Loss)

As a result of the factors described above, net loss for the year ended December 31, 2013 was $6.2 million compared to net income of $0.3 million for the year ended December 31, 2012, a decrease in net income of $6.5 million.

Seasonality

Our revenue and operating results associated with our claims administration services are generally not subject to seasonality.

Our revenue and operating results associated with our brokerage and policyholder services are generally subject to seasonal variations as a result of the distribution of renewal dates of existing policies throughout the year, with slightly more renewals in occurring in the first and third calendar quarter based on the current distribution of such dates.

Impact of Inflation

Although we cannot accurately anticipate the effect of inflation on our operations, we believe that inflation has not had a material impact on our results of operations during the last two fiscal years, nor do we believe it is likely to have such a material impact in the foreseeable future.

Liquidity and Capital Resources

Sources and Uses of Funds

Our principal needs for liquidity have been, and for the foreseeable future will continue to be, working capital, capital expenditures and funding potential acquisitions, potential redemption of detachable common stock warrants, as well as servicing our senior secured credit facility. Our primary sources of liquidity include cash flows from operations, available cash and cash equivalents and our senior secured credit facility.

We believe that our cash flow from operations and available cash and cash equivalents will be sufficient to meet our liquidity needs for the foreseeable future. As of June 30, 2015, our unrestricted cash and cash equivalents were $9.9 million. In addition, as of June 30, 2015, we had $3.3 million of equity and fixed income security investments and $15.1 million of restricted cash, which are funds we receive from our insurance carrier clients and are earmarked exclusively for payments of claims on behalf of such clients. We cannot use restricted cash for other purposes. As of December 31, 2014, our unrestricted cash and cash equivalents were $4.3 million. In addition, as of December 31, 2014, we had $6.9 million of restricted cash.

To the extent we require additional liquidity, we anticipate that it will be funded through the incurrence of other indebtedness (which may include capital markets indebtedness, our senior secured credit facility or indebtedness under other credit facilities), equity financings or a combination thereof. Although we have no specific current plans to do so, if we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions.

The following table summarizes our cash flow activities for the six months ended June 30, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012.

	Six Months Ended June 30,		Year Ended December 31,
In thousands	2015	2014	2014	2013	2012

Cash flow activities:
Net Cash Provided by Operating Activities	$4,644	$7,102	$24,360	$6,048	$11,350
Net Cash Used in Investment Activities	(57,677)	(1,072)	(59,523)	(28,773)	(3,515)
Net Cash Provided by (Used in) Financing Activities	$58,675	$(4,321)	$37,753	$22,702	$(4,600)

Operating Activities

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

Net cash provided by operating activities for the six months ended June 30, 2015 was $4.6 million compared to $7.1 million for the six months ended June 30, 2014, a decrease of $2.5 million. This decrease was largely attributable to $11.6 million of income tax payments made in 2015 related to the 2014 tax year. This decrease was partially offset by an increase in cash earnings as reflected in the earlier discussion of Adjusted EBITDA, net of working capital fluctuations.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net cash provided by operating activities for the year ended December 31, 2014 was $24.4 million compared to $6.0 million for the year ended December 31, 2013, an increase of $18.4 million. This increase was attributable to a $20.5 million increase in Adjusted EBITDA discussed above, partially offset by an $8.0 million increase in interest expense discussed above and by changes in certain assets and liabilities, principally fee income receivable from related party, income taxes payable and accounts payable, accrued expenses and other liabilities.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash provided by operating activities for the year ended December 31, 2013 was $6.0 million compared to $11.4 million for the year ended December 31, 2012, a decrease of $5.4 million. This decrease was principally attributable to a $5.1 million decrease in certain liabilities, principally net payables to related parties and deferred claims administration services income and a $2.3 million decrease in certain other assets, partially offset by a $2.0 million increase in net income (after adjusting for non-cash income and expense items).

Investing Activities

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

Net cash used in investing activities for the six months ended June 30, 2015 was $57.7 million compared to $1.1 million for the six months ended June 30, 2014, an increase of $56.6 million. This increase was attributable to an increase in restricted cash of $4.0 million, the purchase of fixed assets and other intangible assets of $2.8 million, purchase of equity securities of $3.6 million which was partially offset by the sale of equity securities of $0.3 million, and funding for acquisitions of $47.5 million, net of $2.2 million of cash acquired.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net cash used in investing activities for the year ended December 31, 2014 was $59.5 million compared to $28.8 million for the year ended December 31, 2013, an increase of $30.7 million. The increase was principally attributable to $54.9 million of cash used for the Patriot Care Management Acquisition, as described elsewhere herein.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash used in investing activities for the year ended December 31, 2013 was $28.8 million compared to $3.5 million for the year ended December 31, 2012, an increase of $25.3 million. The increase was principally attributable to a $28.3 million decrease in note receivable from related party, partially offset by a $4.8 million increase in restricted cash.

Financing Activities

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

Net cash provided by financing activities for the six months ended June 30, 2015 was $58.7 million compared to net cash used in financing activities of $4.3 million for the six months ended June 30, 2014, an increase of $63.0 million. This increase was attributable to the proceeds from our initial public offering and our new debt structure, less the repayment of previous debt and capital lease payments.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net cash provided by financing activities for the year ended December 31, 2014 was $37.8 million compared to $22.7 million for the year ended December 31, 2013, an increase of $15.1 million. The increase was principally attributable to $51.2 million of net proceeds from borrowings under the UBS Credit Agreement in connection with the acquisition of PCM as described elsewhere herein, and a $5.3 million decrease in distributions to members and dividends to common stockholders paid during the year ended December 31, 2013. This was partially offset by a $3.7 million increase in loan financing fees and costs incurred in connection with our initial public offering for the year ended December 31, 2014 versus the year ended December 31, 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash provided by (used in) financing activities for the year ended December 31, 2013 was $22.7 million compared to ($4.6) million for the year ended December 31, 2012, an increase of $27.3 million. The increase was principally attributable to the receipt of the net proceeds from the Initial Tranche of the PennantPark Loan Agreement combined with a $9.0 million decrease in the payment of stockholder and unitholder distributions. These factors were partially offset by the $10.0 million repayment of debt.

Capital Expenditures

For the six months ended June 30, 2015, we made capital expenditures of $2.8 million primarily attributable to capitalized software development. For the six months ended June 30, 2014, we made capital expenditures of $0.3 million.

For the year ended December 31, 2014 we and GUI made capital expenditures of $1.5 million and $0.3 million, respectively, for fixed assets and policy and claims administration system development costs, principally in connection with our IE platform. For the years ended December 31, 2013 and 2012, GUI made capital expenditures of $6.1 million and $6.7 million for fixed assets and policy and claims administration system development costs, principally in connection with our IE platform.

Our balance sheet as of December 31, 2014 includes balances attributable to these capital expenditures, which we acquired from GUI effective August 6, 2014. Our balance sheet as of December 31, 2013 do not include balances attributable to these capital expenditures. However, amortization associated with these capital expenditures is included in our operating results for the year ended December 31, 2014, 2013 and 2012. Our IE policy and claims administration system was placed into production in August 2013. Although we expect to make additional capital expenditures related to the development of additional features and functionality related to our IE policy and claims administration system, we do not anticipate such further costs to be significant.

Indebtedness

Senior Secured Credit Facility

On January 22, 2015, we entered into a credit agreement which provides for a $40.0 million revolving credit facility and a $40.0 million term loan facility (the “senior secured credit facility”). The senior secured credit facility has a maturity of five years, and borrowings thereunder bear interest, at our option, at LIBOR plus a margin ranging from 250 basis points to 325 basis points or at base rate plus a margin ranging from 150 basis points to 225 basis points. Margins on all loans and fees will be increased by 2% per annum during the existence of an event of default. The revolving credit facility includes borrowing capacity available for letters of credit and borrowings on same-day notice, referred to as swing line loans. At any time prior to maturity, we have the right to increase the size of the revolving credit facility or the term loan facility by an aggregate amount of up to $20.0 million, but in minimum increments of $5.0 million.

As of June 30, 2015, we increased the term loan facility by $20.0 million through two $10.0 million incremental term loans. On August 14, 2015, we entered into a second amendment to the senior secured credit facility which provides for an additional $50.0 million of term loans plus the ability to increase the term loan by an additional $50.0 million under certain conditions (the “Second Amendment”). This amendment also added a requirement that until the we deliver a certificate certifying that (a) our total leverage ratio is equal to or less than 2.25 to 1.00 and (b) our Adjusted EBITDA for the twelve-months then ended is at least $70.0 million, the outstanding revolving loans (plus any swing line loans and the aggregate stated amount of all letters of credit) shall not exceed $30.0 million. All other material terms and conditions in the senior secured credit facility were unchanged by the amendment.

As of September 30, 2015, the outstanding balance under our senior secured credit facility was $118.7 million (comprised of $107.9 million outstanding under the term loan facility and $10.8 million outstanding under the revolving credit facility), and we had $29.2 million available to borrow under the revolving credit facility.

In addition to paying interest on outstanding principal under the senior secured credit facility, we are required to pay a commitment fee to the Administrative Agent for the ratable benefit of the lenders under the revolving credit facility in respect of the unutilized commitments thereunder, ranging from 35 basis points to 50 basis points, depending on specified leverage ratios. With respect to letters of credit, we are also required to pay a per annum participation fee equal to the applicable LIBOR margin on the face amount of each letter of credit as well as a fee equal to 0.125% on the face amount of each letter of credit issued (or the term of which is extended). This latter 0.125% fee is payable to the issuer of the letter of credit for its own account, along with any standard documentary and processing charges incurred in connection with any letter of credit.

The term loan facility amortizes quarterly beginning the first full quarter after the closing date at a rate of 5% per annum of the original principal amount during the first two years, 7.5% per annum of the original principal amount during the third and fourth years and 10% per annum of the original principal amount during the fifth year, with the remainder due at maturity. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity. In the event of any sale or other disposition by us or our subsidiaries guaranteeing the senior secured credit facility of any assets with certain exceptions, we are required to prepay all proceeds received from such a sale towards the remaining scheduled payments of the term loan facility.

In addition, all obligations under the senior secured credit facility are guaranteed by all of our existing and future subsidiaries, other than foreign subsidiaries to the extent the assets of all foreign subsidiaries that are not guarantors do not exceed 5% of the total assets of us and our subsidiaries on a consolidated basis, and secured by a first-priority perfected security interest in substantially all our and our guaranteeing subsidiaries’ tangible and intangible assets, whether now owned or hereafter acquired, including a pledge of 100% of the stock of each guarantor.

The senior secured credit facility contains certain covenants that, among other things and subject to significant exceptions, limit our ability and the ability of our restricted subsidiaries to engage in certain business and financing activities and that require us to maintain certain financial covenants, including requirements to maintain (i) a maximum total leverage ratio of total outstanding debt to adjusted EBITDA for the most recently ended four fiscal quarters of no more than 300% and (ii) a minimum fixed charge coverage ratio of adjusted EBITDA to the sum of cash interest expense (which amount shall be calculated on an annualized basis for the three-, six- and nine-month periods ended March 31, 2015, June 30, 2015 and September 30, 2015) plus income tax expense (or less any income tax benefits) plus capital expenditures plus dividends, share repurchases and other restricted payments plus regularly scheduled principal payments of debt for the same period of a least 150% for the most recently-ended four quarters. The senior secured credit facility allows us to pay dividends in an amount up to 50% of our net income if certain other financial conditions are met.

The senior secured credit facility contains other restrictive covenants, including those regarding: indebtedness (including capital leases) and guarantees; liens; operating leases; investments and acquisitions; loans and advances; mergers, consolidations and other fundamental changes; sales of assets; transactions with affiliates; no material changes in nature of business; dividends and distributions, stock repurchases, and other restricted payments; change in name, jurisdiction of organization or fiscal year; burdensome agreements; and capital expenditures.

The senior secured credit facility also has events of default that may result in acceleration of the borrowings thereunder, including: (i) nonpayment of principal, interest, fees or other amounts (subject to customary grace periods for items other than principal); (ii) failure to perform or observe covenants set forth in the loan documentation (subject to customary grace periods for certain affirmative covenants); (iii) any representation or warranty proving to have been incorrect in any material respect when made; (iv) cross-default to other indebtedness and contingent obligations in an aggregate amount in excess of an amount to be agreed upon; (v) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (vi) inability to pay debts; (vii) monetary judgment defaults in excess of an agreed upon amount; (viii) ERISA defaults; (ix) change of control; (x) actual invalidity or unenforceability of any loan document, any security interest on any material portion of the collateral or asserted (by any loan party) invalidity or unenforceability of any security interest on any collateral; (xi) actual or asserted (by any loan party) invalidity or unenforceability of any guaranty; (xii) material unpaid, final judgments that have not been vacated, discharged, stayed or bonded pending appeal within a specified number of days after the entry thereof; and (xiii) any other event of default agreed to by us and the Administrative Agent.

As of June 30, 2015, we were in compliance with the financial and other restrictive covenants under our outstanding material debt obligations, including our senior secured credit facility.

Repayment of UBS Credit Agreement

On August 6, 2014, in connection with the Patriot Care Management Acquisition, we and certain of our subsidiaries entered into the UBS Credit Agreement, which provided for a five-year term loan facility in an aggregate principal amount of $57.0 million that would mature on August 6, 2019. The loan was secured by the common stock of Patriot Care Management, Inc. and guaranteed by Guarantee Insurance Group and its wholly owned subsidiaries. Following our initial public offering, we prepaid all outstanding borrowings under the UBS Credit Agreement, including accrued interest and applicable prepayment premium.

Repayment of PennantPark Loan Agreement

On August 6, 2014, in connection with the GUI Acquisition, we and certain of our subsidiaries, as borrowers, and certain of our other subsidiaries and certain affiliated entities, as guarantors, entered into the PennantPark Loan Agreement with the PennantPark Entities, as lenders. Following our initial public offering, we prepaid all outstanding borrowings under the PennantPark Loan Agreement, including accrued interest and applicable prepayment premium.

Off-Balance Sheet Obligations

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

We have employment agreements with certain executives and other employees, which provide for compensation and certain other benefits and for severance payments under certain circumstances. The employment agreements contain clauses that become effective upon a change of control of the Company. Upon the occurrence of any of the defined events in the employment agreements, we would be obligated to pay certain amounts to the relevant employees.

We maintain cash at various financial institutions, and, at times, balances may exceed federal insured limits. Management does not believe this results in any material effect on the our financial position or results of operations. In the normal course of business, we may be party to various legal actions that management believes will not result in any material effect on our financial position or results of operations.

Contractual Obligations and Commitments

The table below provides information with respect to our long-term debt and contractual commitments as of December 31, 2014:

(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt obligations	$119,572	$15,782	$35,000	$68,790	$—
Interest on long-term debt	40,815	13,252	19,780	7,783	—
Operating lease obligations	11,034	2,964	4,227	2,685	1,158
Capital lease obligation	4,944	2,472	2,472	—	—
	$176,365	$34,470	$61,479	$79,258	$1,158

Critical Accounting Policies and Estimates and Recently Issued Financial Accounting Standards

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known and such changes could impact the amounts reported and disclosed herein. Adjustments related to changes in estimates are reflected in our results of operations in the period in which those estimates changed.

Significant estimates inherent in the preparation of our consolidated financial statements include useful lives and impairments of long-lived tangible and intangible assets, accounting for income taxes and related uncertain tax positions, the valuation of warrant liabilities and accounting for business combinations.

Revenue Recognition

Brokerage and Policyholder Services. We generate fee income for underwriting and servicing workers’ compensation insurance policies for insurance companies, based on a percentage of premiums each writes for its customers. Brokerage and policyholder services are, in all material respects, provided prior to the issuance or renewal of the related policy. For insurance carrier clients who record written premium on the effective date of the policy based on the estimated total premium for the term of the policy, we recognize fee income on the effective date of the related insurance policy reduced by an allowance for estimated commission income that may be returned by us to such clients due to estimated net reduction in estimated total premium for the term of the policy, principally associated with mid-term policy cancellations. For insurance carrier clients who record written premium as premium is collected, we recognize fee income as the premium is collected, reduced by an allowance for estimated commission income that may be returned by us to such clients due to net returns of premiums previously written and collected. In each case, we record the revenue effects of subsequent premium adjustments when such adjustments become known.

Prior to August 6, 2014, our brokerage and policyholder services revenue was derived solely from (1) insurance carrier clients other than Guarantee Insurance, all of which record written premium as premium is collected and (2) Guarantee Insurance under a producer agreement for workers’ compensation policies described below.

We have also historically recorded fee income for soliciting applications for workers’ compensation policies for Guarantee Insurance, a related party, pursuant to a producer agreement between GUI and Guarantee Insurance that we acquired as part of the GUI Acquisition, based on a percentage of premiums procured. The producer agreement provided that the percentage may be amended from time to time upon the mutual consent of the parties. For the years ended December 31, 2013 and 2012, the fees based on a percentage of premium were waived in their entirety and for the year ended December 31, 2012, fees of approximately $0.4 million were agreed. This agreement was terminated effective August 6, 2014.

Generally, as a historical matter, the policies we produced for our insurance carrier clients other than Guarantee Insurance featured payment plans spread across the terms of the respective policies. Because we record brokerage and policyholder services revenue on this business as premium is collected, the commission income we estimate that may be returned by us to such clients due to estimated net reductions in total premium for the term of the policy, principally associated with mid-term policy cancellations, was nominal. Accordingly, we did not maintain an allowance for estimated return commission income on business produced by us for insurance carrier clients other than Guarantee Insurance prior to August 6, 2014.

Additionally, upon termination of our producer agreement with Guarantee Insurance, we and Guarantee Insurance agreed that there would be no further adjustments to commission income associated with changes in total premium for the term of the policy. Accordingly, we did not maintain an allowance for estimated return commission income pursuant to our producer agreement with Guarantee Insurance.

Following the GUI Acquisition, we entered into a new agreement with Guarantee Insurance effective August 6, 2014 to provide marketing, underwriting and policyholder services. Guarantee Insurance records written premium on the effective date of the policy based on the estimated total premium for the term of the policy. Accordingly, for the period from August 6, 2014 to December 31, 2014, we recorded an allowance for estimated return commission income of approximately $1.5 million. We expect a significant increase in brokerage and policyholder services fee income from Guarantee Insurance going forward.

We also generate fee income for establishing and administering segregated portfolio cell reinsurance arrangements for reinsurers that assume a portion of the underwriting risk from our insurance carrier clients, based on a flat annual fee which is recognize as revenue on a pro rata basis.

Claims Administrative Services. We generate fee income for administering workers’ compensation claims for insurance and reinsurance companies, generally based on a percentage of earned premiums, grossed up for large deductible credits. We recognize this revenue over the period of time we are obligated to administer the claims as the underlying claims administration services are provided. For certain insurance and reinsurance carrier clients, the fee, which is based on a percentage of earned premiums grossed up for large deductible credits, represents consideration for our obligation to administer claims for a period of 24 months from the date of the first report of injury. For claims open longer than 24 months from the date of the first report of injury for these clients, we generate fee income for continuing to administer the claims, if so elected by the client, based on a fixed monthly fee which is recognized when earned. For certain other insurance and reinsurance clients, we have an obligation to administer the claims through their duration. We also generate fee income from non-related parties for administering workers’ compensation claims for state associations responsible for handling the claims of insolvent insurance companies based on a fixed amount per open claims per month.

We generate fee income for services for insurance and reinsurance companies and other clients, including (i) claims investigative services, generally based on an hourly rate, (ii) loss control management services, based on a percentage of premium, (iii) workers’ compensation claimant transportation and translation services, generally based on an hourly rate, (iv) workers’ compensation claims subrogation services, based on a percentage of subrogation recovered on the date of recovery, (v) workers’ compensation claims legal bill review, based on a percentage of savings on the date that savings are established and (vi) certain other services, based on a fixed monthly fee. We generate fee income for negotiating and settling liens placed by medical providers on workers’ compensation claims for insurance and reinsurance companies and other clients, based on a percentage of savings resulting from the settlement of the lien. We recognize revenue from claims investigations, loss control service administration, claimant transportation and translation, claims subrogation services, workers’ compensation claims lien negotiations and reinsurance management services in the period that the services are provided.

Fee income from related party represents fee income earned from Guarantee Insurance on brokerage and policyholder services and on claims administration services.

Fee income earned from Guarantee Insurance for brokerage and policyholder services historically represents fees for soliciting applications for workers’ compensation insurance for Guarantee Insurance pursuant to a prior producer agreement that we acquired as part of the GUI Acquisition, based on a percentage of premiums written or other amounts negotiated by the parties. This agreement was terminated effective August 6, 2014. Following the GUI Acquisition, we entered into a new agreement with Guarantee Insurance effective August 6, 2014 to provide all of our brokerage and policyholder services. Accordingly, we expect further significant increases in fee income from related party going forward.

Fee income earned from Guarantee Insurance for claims administration services is based on the net portion of claims expense retained by Guarantee Insurance pursuant to quota share reinsurance agreements between Guarantee Insurance, our third party insurance carrier clients and the segregated portfolio cell reinsurers that assume business written by Guarantee Insurance and such third party carriers. Certain fee income earned from segregated portfolio cell reinsurers is remitted to us by Guarantee Insurance on behalf of the segregated portfolio cell reinsurers.

The allocation of marketing, underwriting and policy issuance costs from related party in our combined statements of operations represents costs reimbursed to Guarantee Insurance Group for rent and certain corporate administrative services. Management fees paid to related party for administrative support services in our combined statements of operations represent amounts paid to Guarantee Insurance Group for management oversight, legal, accounting, human resources and technology support services.

Restricted Cash

Restricted cash is comprised of amounts received from our clients to be used exclusively for the payment of claims on behalf of such clients.

Fixed Assets and Other Long Term Assets (excluding Goodwill)

Fixed assets are stated at cost, less accumulated depreciation. Expenditures for furniture and fixtures and computer equipment are capitalized and depreciated on a straight-line basis over a three-year estimated useful life. Expenditures for leasehold improvements on office space and facilities leased by Guarantee Insurance Group but utilized by us are capitalized and amortized on a straight-line basis over the term of Guarantee Insurance Group’s lease.

Other long term assets, which are solely comprised of capitalized policy and claims administration system development costs are also stated at cost, net of accumulated depreciation. Expenditures for capitalized policy and claims administration system development costs are capitalized and amortized on a straight line basis over a five-year estimated useful life.

We periodically review all fixed assets and other long term assets that have finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Upon sale or retirement, the cost and related accumulated depreciation and amortization of assets disposed of are removed from the accounts, and any resulting gain or loss is reflected in earnings.

Goodwill

Goodwill represents the excess of consideration paid over the fair value of net assets acquired. Goodwill is not amortized, but is tested at least annually for impairment (or more frequently if certain indicators are present or management otherwise believes it is appropriate to do so). In the event that management determines that the value of goodwill has become impaired, we will record a charge for the amount of impairment during the fiscal quarter in which the determination is made. We determined that there was no impairment as of December 31, 2014 or June 30, 2015.

Commission Expense

Commission expense represents consideration paid by us to insurance agencies for producing business. Services provided by insurance agencies are, in all material respects, provided prior to the issuance or renewal of an insurance policy. With respect to business written for insurance carrier clients who record written premium on the effective date of the policy, we record commission expense on the effective date of the policy based on the estimated total premium for the term of the policy, reduced by an allowance for estimated commission expense that may be returned by the insurance agencies to us due to net reductions in estimated total premium for the term of the policy, principally associated with mid-term policy cancellations. With respect to business written for insurance carrier clients who record written premium as premium is collected, we recognize commission expense as the premium is collected, reduced by an allowance for estimated commission expense that may be returned by the insurance agencies to us due to net returns of premiums previously written and collected. The income effects of subsequent commission expense adjustments are recorded when the adjustments become known.

Income Taxes

We file consolidated federal income tax returns which include the results of our wholly and majority owned subsidiaries, which became our subsidiaries effective November 27, 2013 or as part of the Patriot Care Management Acquisition effective August 6, 2014. The tax liability of our company and its wholly and majority owned subsidiaries is apportioned among the members of the group in accordance with the portion of the consolidated taxable income attributable to each member of the group, as if computed on a separate return. To the extent that the losses of any member of the group are utilized to offset taxable income of another member of the group, we take the appropriate corporate action to “purchase” such losses. To the extent that a member of the group generates any tax credits, such tax credits are allocated to the member generating such tax credits.

Prior to November 27, 2013, two of our subsidiaries were S Corporations, electing to pass corporate income through to the sole shareholder for federal tax purposes. The then sole shareholder was responsible for reporting his share of the taxable income or loss from such subsidiaries to the Internal Revenue Service. Accordingly, our combined statements of operations for the years ended December 31, 2013 and 2012 do not include a provision for federal income taxes attributable to the operations of these subsidiaries for the period from January 1, 2013 to November 27, 2013 or for the year ended December 31, 2012. Effective November 27, 2013, concurrent with the Reorganization, these subsidiaries were converted to C Corporations and their taxable income became subject to U.S. corporate federal income taxes.

Another subsidiary of ours has identified its tax status as a limited liability company, electing to be taxed as a pass through entity. Prior to November 27, 2013, such subsidiary’s members were responsible for reporting their share of the entity’s taxable income or loss to the Internal Revenue Service. Accordingly, our combined statements of operations for the years ended December 31, 2013 and 2012 do not include a provision for federal income taxes attributable to this subsidiary’s operations for the period from January 1, 2013 to November 27, 2013 or for the year ended December 31, 2012. Effective November 27, 2013, following the Reorganization, we are responsible for reporting our share of that entity’s taxable income.

Another subsidiary of ours is domiciled in a non-U.S. jurisdiction and, accordingly, is not subject to U.S. federal income taxes. We have no current intention of distributing unremitted earnings of this subsidiary to its U.S. domiciled parent. Additionally, we believe that it is not practical to calculate the potential liability associated with such distribution due to the fact that dividends received from this subsidiary could bring additional foreign tax credits, which could ultimately reduce the U.S. tax cost of the dividend, and significant judgment is required to analyze any additional local withholding tax and other indirect tax consequences that may arise due to the distribution of these earnings. Accordingly, pursuant to ASC 740, Tax Provisions, the income tax benefit in our combined statements of operations for the years ended December 31, 2014, 2013 and 2012 and the income tax expense in our combined statements of operations for the six months ended June 30, 2015 and 2014 do not include a provision for federal income taxes attributable to that entity’s operations.

The income tax benefit in our combined statements of operations includes a provision for income taxes attributable to the revenues and expenses associated with the contracts and certain other assets acquired and liabilities assumed in the GUI Acquisition, as if GUI were included in our consolidated federal income tax return.

In determining the quarterly provision for income taxes, management uses an estimated annual effective tax rate based on forecasted annual pre-tax income (loss), permanent tax differences, statutory tax rates and tax planning opportunities in the various jurisdictions in which we operate. The impact of significant discrete items is separately recognized in the periods in which they occur.

Fee Income Receivable and Fee Income Receivable from Related Party

Fee income receivable and fee income receivable from related party are based on contracted prices. We assess the collectability of these balances and adjust the receivable to the amount expected to be collected through an allowance for doubtful accounts. As of December 31, 2014, we maintained an allowance for doubtful accounts of approximately $0.1 million.

Segment Considerations

We deliver our services to our clients through local offices in each region and financial information for our operations follows this service delivery model. All regions provide brokerage, underwriting and policyholder services as well as claims administration services. ASC 280, Segment Reporting, Section 280-10, establishes standards for the way that public business enterprises report information about operating segments in annual and interim consolidated financial statements. Our internal financial reporting is organized geographically, as discussed above, and managed on a geographic basis, with virtually all of our operating revenue generated within the United States. In accordance with ASC 280-10, multiple product offerings may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles, if the segments have similar economic characteristics, and if the segments are similar in terms of (i) the nature of products and services, (ii) the nature of the production processes, (iii) the type or class of customer for their products and services and (iv) the methods used to distribute their products or provide their services. We believe each of our regional office operations meet these criteria, as each provides similar services and products to similar clients using similar methods of production and similar methods to distribute the services and products. Our products and services are generally offered as a complete and comprehensive outsourcing solution to our clients through a production process utilizing an integrated sales channel and technology platform that handles the entire brokerage, underwriting, policyholder services and claim administration services process. The operating results derived from the sale of brokerage and policyholder services and claims administration services are generally not reviewed separately by our chief operating decision makers for purposes of assessing the performance of each service or making decisions about resources to be allocated to each service. Accordingly, we consider our business to operate in one segment.

Business Combinations

We account for business combinations using the acquisition method of accounting. This method requires the use of fair values in determining the carrying values of the purchased assets and assumed liabilities, which are recorded at fair value at acquisition date, and identifiable intangible assets are recorded at fair value. Costs directly related to the business combinations are recorded as expenses as they are incurred. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values become available.

Stock Based Compensation

We recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards, with limited exceptions, over the requisite service period.

Earnings per Share

Basic earnings per share is based on weighted average shares outstanding and excludes dilutive effects of detachable common stock warrants. Diluted earnings per share assumes the exercise of all detachable common stock warrants using the treasury stock method. Due to $1.8 million expense resulting from the increase in fair value of warrants for the year ended December 31, 2014, weighted average outstanding detachable common stock warrants representing 1,109,445 shares of common stock outstanding were not dilutive. Because we had a net loss for the year ended December 31, 2013, weighted average outstanding detachable common stock warrants representing 1,370,325 shares of common stock were not dilutive. Because we had a net loss for the six months ended June 30, 2015, weighted average outstanding detachable common stock warrants representing 117,865 shares of common stock, and weighted average restricted shares and options representing 199,981 shares of common stock were not dilutive. Because we had a net loss for the six months ended June 30, 2014, weighted average outstanding detachable common stock warrants representing 1,212,190 shares of common stock were not dilutive.

JOBS Act

The JOBS Act contains provisions that, among other things, allows an emerging growth company to take advantage of specified reduced reporting requirements. In particular, the JOBS Act provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of such extended transition period, and, as a result, we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies.

Recently Issued Financial Accounting Standards

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs. The update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. The update requires retrospective application. ASU 2015-03 is effective for fiscal years, and interim reporting periods within those years, beginning after December 15, 2015. Early adoption is permitted. We are currently evaluating the requirements of the standard, but we do not anticipate electing early adoption.

In August 2014, the FASB issued ASU 2014-15 regarding ASC Topic 205, Presentation of Financial Statements – Going Concern. The updated guidance related to determining whether substantial doubt exists about an entity’s ability to continue as a going concern. The amendment provides guidance for determining whether conditions or events give rise to substantial doubt that an entity has the ability to continue as a going concern within one year following issuance of the financial statements, and requires specific disclosures regarding the conditions or events leading to substantial doubt. The updated guidance is effective for annual reporting periods and interim periods within those annual periods beginning after December 15, 2016. Earlier adoption is permitted but we do not anticipate electing early adoption. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09 regarding ASC Topic 606, Revenue from Contracts with Customers. The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. For a publicly-held entity, this guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is not permitted. For nonpublic entities, this guidance will be effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018, and early adoption (no earlier than annual reporting periods beginning after December 15, 2016) is permitted. We are currently evaluating the accounting, transition and disclosure requirements of the standard and cannot currently estimate the financial statement impact of adoption.

In April 2014, the FASB issued ASU 2014-08 regarding ASC Topics 205 and 360, Reporting Discontinued Operations. The updated guidance related to reporting discontinued operations and disclosures of disposals of components of an entity. Under the amendment only those disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results will be reported as discontinued operations in the financial statements. Additionally, the elimination of the component’s operations, cash flows and significant continuing involvement conditions have been removed. Further, an equity method investment could be reported as discontinued operations. The updated guidance is effective prospectively for all disposals or classifications as held for sale that occur within annual periods beginning after December 15, 2014. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are not currently subject to any material interest rate risk or credit risk. In addition, we currently have no exposure to foreign currency risk.

BUSINESS

Overview

We are an independent national provider of comprehensive technology-enabled outsourcing solutions that help insurance carriers, employers and other clients mitigate risk, comply with complex regulations and save time and money. We offer a full suite of end-to-end insurance related and specialty services that allow our clients to improve efficiencies and reduce expenses through our value-added processes. The core of our value proposition includes the benefit of a “one-stop” solution with our broad array of offered services, scalable, state-of-the-art technology and solutions to complex business and regulatory processes. Our goal is to be the preferred provider of mandatory employer services such as risk management services, health and welfare services, employee onboarding and compliance services.

We principally offer two types of services: front-end services, such as brokerage, underwriting and policyholder services, and back-end services, such as claims adjudication and administration. We provide our services either on an individual basis, as bundles of two or more services tailored to a client’s specific needs or on a turnkey basis where we provide a comprehensive set of front-end and back-end services to a client. We also offer specialty services currently including technology outsourcing and other IT services, as well as employment pre-screening and background checks. As a service company, we do not assume any underwriting or insurance risk. Our revenue is primarily fee-based, most of which is contractually committed or highly recurring.

Our strategy is to grow both organically, by continuing to leverage our proprietary business processes, strong distribution relationships and advanced technology infrastructure, and by acquiring complementary competencies, technologies and other capabilities that enhance our value proposition for clients. We have experienced significant organic growth in our client base and revenues as a result of strong industry trends and continued demand for outsourcing and technology-enabled insurance and specialty services. Additionally, many of our services have become more integrated into wide-reaching employer functions, and in many cases have become mandatory, either by law or pursuant to commercial contracts or industry standard practices, such as background checks, fraud investigation and healthcare cost containment. Key to our organic growth has been our ability to convert unbundled carriers into bundled carriers and bundled carriers into turnkey carriers.

Our acquisition strategy builds on our organic growth philosophy—we acquire high-performing businesses that have services we can also sell to our existing clients. For example, a recent acquisition provided us the ability to offer our clients a web-based, end-to-end SaaS solution on a subscription basis.

Our long-standing expertise in the workers’ compensation sector of the insurance industry forms a strong foundation for our comprehensive, or end-to-end, portfolio of technology-enabled outsourcing solutions. We leverage our expertise in the workers’ compensation sector to other sectors of the insurance industry and by offering other complementary services for our target market, which includes insurance carriers, local governments, reinsurance captives and other employers.

Our proprietary technology enables us to provide our services rapidly and, we believe, at a lower cost than our competitors. The basis of our technology is the IE system. The IE system is a web-based, end-to-end software system that provides all of the functions required by insurance carriers, managing general agents and third-party administrators. The IE system is designed to facilitate data communication with legacy systems, which allows us to quickly interface with our clients’ existing systems and provides improved data analytics. Moreover, we have several workflow tools that allow us to automate our proactive claims administration system, which we call our SWARMTM process, and our utilization review process using our DecisionUR product. We also have tools to streamline the payment process, such as InsurePay, which allows carrier clients to collect premiums for workers’ compensation insurance at the time payroll is paid by the policyholder.

Our revenue was $90.3 million for the six months ended June 30, 2015 and $117.3 million for the year ended December 31, 2014. Our net income (loss) for such periods was $(3.8) million and $10.4 million, respectively. On a pro forma basis, after giving effect to the Acquisitions, our initial public offering and the application of proceeds therefrom, and the Global HR Acquisition, our revenue was $96.2 million for the for the six months ended June 30, 2015 and $151.0 million for the year ended December 31, 2014, and our net income (loss) was $4.8 million and $13.2 million for such periods, respectively. See “Prospectus Summary—Summary Historical and Pro Forma Consolidated and Combined Financial Data” for additional information.

Our Competitive Strengths

We believe we have the following competitive strengths:

➢	Independent National Provider of Full Spectrum of Services. We provide a complete range of end-to-end services to insurance carriers, from originating and underwriting policies to claims adjudication. We also provide a broad range of claims administration and specialty services to insurance carriers and other clients on an individual or bundled basis. A core tenet of our culture is a commitment to innovation and customer service focused on developing technologies and solutions to deliver superior results for our clients. Since the inception of our workers’ compensation insurance business in 2003, we have continued to develop and expand our capabilities, transforming our individual services into an integrated end-to-end offering on a national scale. We are able to efficiently deploy our services nationwide on a coordinated and proactive basis. In addition, due to the expertise required to comply with a complex, state-based regulatory regime, we believe that we have a business model that is difficult to replicate nationwide.

➢	State-of-the-Art Technology Infrastructure. We developed and implemented our IE system, a scalable end-to-end technology platform that handles all of the functions required by insurance carriers, managing general agents and third-party administrators, from the initial issuance of policies to settlement of claims. Our IE system is the cornerstone of our service offerings because we believe it:

➢	reduces costs associated with policy initiation by fully automating the issuance and underwriting process;

➢	delivers real-time analysis and communication capabilities across functional areas to enhance speed of claims response and resolution;

➢	provides enhanced data collection, information analysis and identification of trends through ease-of-use and single data-entry principle; and

➢	offers comprehensive predictive modeling and analytics capabilities.

The IE system was designed with a robust, modular architecture to provide flexibility to integrate new carriers and other clients as well as acquired businesses. The IE system is designed to be compatible with the legacy systems of our clients, and we believe this compatibility allows us to reduce the time required for systems integration and to provide enhanced day-to-day operational interactions securely and with relative ease. We also believe that it can be utilized in lines of business outside of the workers’ compensation insurance industry.

➢

Proven Ability to Identify, Acquire and Integrate New Businesses. Since our initial public offering, we have acquired 16 businesses, which have expanded our service offerings, enhanced our technology platform, increased our penetration in new and existing markets, and allowed us to leverage our proven business model beyond workers’ compensation. For example, the acquisition of Vikaran gave us the ability to offer our clients a web-based, end-to-end SaaS solution, on a subscription basis, and the acquisition of Global HR allows us to offer employment pre-screening and background checks. We have successfully integrated most of these businesses into our operations and are in the process of integrating the others. We have generally been successful in retaining the existing management team of the acquired businesses while leveraging their expertise and industry relationships across our existing businesses. For most of our acquisitions, a significant portion of the total purchase price is structured as an earn-out, whereby such consideration is deferred and not paid to the seller unless and until the acquired business achieves specified performance targets post-closing. In addition to reducing our risk, we believe the earn-out structure helps align both our and the seller’s interests post-closing, as most earn-outs are based on the acquired business achieving a target EBITDA for at least the twelve-month period following the date of acquisition.

➢	Proven Proprietary Claims Management Process. Through our proprietary SWARM process, we provide our clients with a high quality, high-touch claims management program that has proven to be effective at settling claims and reducing associated costs. By simultaneously deploying multiple functional areas of expertise, such as claims adjustment, fraud investigation, healthcare cost containment, nurse case management and subrogation, we ensure that appropriate personnel can review and respond to the claim rapidly. The SWARM process enables us to favorably influence the outcome of the claim by addressing potential issues early in its lifecycle, resulting in claims closure rates that are consistently better than industry averages. For example, as of December 31, 2014, only 0.8% of our claims that occurred in the accident year 2008 remained open, as compared to the industry average of 1.3%, and only 10.5% of our claims that occurred in the accident year 2013 remained open, as compared to the industry average of 10.9%, as reported by A.M. Best’s Global Insurance Database. We believe that rapidly closing claims reduces exposure to litigation risk, medical cost inflation and other factors and will ultimately reduce claims costs for our carrier partners.

➢	Strong Distribution Relationships. We strive to provide excellent customer service to our agencies and potential policyholders, including fast turnaround of policy submissions, in order to attract and retain business. We maintain relationships with our network of over 3,000 independent, non-exclusive retail agencies in all 50 states by emphasizing personal interaction and superior service. We are the only national managing general agent writing workers’ compensation that does not have its own retail brokerage and therefore our business does not compete or conflict with our independent agents, which makes us a more attractive partner to those agents. We also have strong relationships with a number of payroll companies that refer underwriting business to us. Our experienced underwriting service personnel work closely with our independent retail agencies to market the products of our carrier partners and serve the needs of prospective policyholders. In addition, we leverage these strong distribution relationships to market additional services, including newly-acquired capabilities, to policyholders and other employers. We believe that we distinguish ourselves from larger insurance company and brokerage competitors by forming close relationships with these independent retail agencies and focusing on small to mid-sized businesses.

➢	Experienced Management. Our senior management team is comprised of experienced executives with a track record of financial and operational success, deep experience through multiple industry cycles and strong relationships with our carrier partners. Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, has guided the creation and growth of our company, including the Reorganization, the Acquisitions, our initial public offering and our subsequent acquisitions as discussed under “—Our History and Organization” below. The members of our senior management team average over 20 years of insurance industry experience, and have developed a proven ability to identify, evaluate and execute successful growth strategies. We foster an entrepreneurial culture focused on customer service, innovation and business origination and have aligned the incentives of our key employees through a merit-based compensation system, which we believe has enabled us to attract and retain superior talent and produce strong results for our clients and our company.

Our Growth Strategy

We intend to leverage our competitive strengths to drive sales and profit growth through the following key strategies:

➢	Further Expand Our Insurance Carrier Client Business Relationships. Since our initial public offering, the number of our insurance carrier clients has grown from 17 to 124. Of these carrier clients, 16, including Zurich Insurance Group Ltd. (“Zurich”) and American International Group, Inc. (“AIG”), outsource all or part of their workers’ compensation insurance programs to us on a turnkey basis, an increase from four since our initial public offering, and a further 27 carrier clients purchase bundled services from us. We are continually focused on expanding the number of services we provide to existing insurance carrier clients and establishing relationships with other insurance carriers, including carriers that have not historically written workers’ compensation insurance. We also enhance our client relationships by providing additional services to clients we gain through acquisitions. For example, Scottsdale Insurance Company (“Scottsdale”) became our insurance carrier client in 2014 and began writing workers’ compensation insurance at that time, and we recently expanded our relationship with Falls Lake National Insurance Company (formerly known as Stonewood National Insurance Company) from a bundled service relationship to a turnkey partnership. We continue to seek to expand our carrier partner business relationships.

➢	Continue to Grow Our Client Base for Individual Services. In addition to our turnkey service offerings, we also provide a variety of insurance-related and other services individually or as a customized, bundled package of services, including onsite investigations into fraud and compensability and evaluation of subrogation opportunities; healthcare benefits administration services; loss control services; transportation and translation services; and legal bill review services. While these services are generally provided as part of our integrated claims administration service to our insurance carrier clients, we have grown our business to include more than 100 clients who purchase our services on a bundled basis. In addition, we also offer services such as employment pre-screening services and technology outsourcing services and software solutions. We intend to continue to focus on marketing these service offerings to new clients, such as other insurance carriers and service providers, self-insured employers and local governments, as well as to cross-sell these services to existing clients.

➢	Acquire Complementary Operations. Through the acquisition of complementary operations, we believe there are significant opportunities to continue to expand the range of services that we offer to our clients. For example, through our Patriot Care Management Acquisition completed in August 2014, we acquired the capability to provide nurse case management and bill review services, both as a part of our full suite of services that we provide to our turnkey insurance carrier clients and also individually or as a customized package of bundled services. Since our initial public offering, we have consummated 16 acquisitions, including Global HR Research LLC, Corporate Claims Management, Inc. and CWIBenefits, Inc. These complementary business acquisitions have enhanced our ability to target new clients beyond the workers’ compensation sector. We carefully evaluate potential acquisitions with a view to reducing integration costs, and we generally seek to structure a significant portion of the total purchase price as an earn-out. We continue to evaluate the possibility of acquiring additional outsourced services and new complementary services or businesses to further drive the growth of our business.

➢

Leverage Our Existing Infrastructure. We serve our clients and policyholders through six regional offices that are structured and staffed to accommodate growth in our business. Further, we have developed and implemented a robust, vertically integrated modularized information technology platform that is designed to facilitate our growth. This system is highly scalable and adaptable to diverse opportunities, with substantial excess capacity, allowing us to grow and service additional clients without the need for significant incremental investment. We plan to realize economies of scale in our workforce and technology infrastructure. We also plan to increase our information technology services offered directly to clients on a software-as-a service basis. For example, we recently announced that Missouri Employers Mutual Insurance Company has chosen our IE system to replace and modernize its legacy technology systems.

➢	Continue to Develop and Offer Innovative Solutions. We intend to continue providing superior services to our clients by developing innovative solutions that improve efficiency and reduce costs. For example, we offer InsurePay, a tool that streamlines payment processes by allowing carrier clients to collect premiums for workers’ compensation insurance at the time payroll is paid by the policyholder. We believe that our focus on continuing to seek opportunities to provide potential and existing clients with new services and solutions will allow us to leverage our existing infrastructure to further drive our organic growth.

Our History and Organization

Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, initially started our workers’ compensation insurance business and acquired Guarantee Insurance in 2003.

Patriot National, Inc. (f/k/a Old Guard Risk Services, Inc.) was incorporated in Delaware in November 2013 to consolidate certain insurance services entities controlled by Mr. Mariano. These transactions, which we refer to as our “Reorganization,” separated our insurance services business from the insurance risk taking operations of Guarantee Insurance Group.

Effective August 6, 2014, we acquired certain contracts to provide marketing, underwriting and policyholder services to certain of our insurance carrier clients, as well as related assets and liabilities, from Guarantee Underwriters, Inc. (“GUI”), a subsidiary of Guarantee Insurance Group. We also acquired a contract to provide a limited subset of our brokerage and policyholder services to Guarantee Insurance, the balance of which had historically been provided without a contract as GUI is a subsidiary of Guarantee Insurance. We refer to the acquisition of these contracts and related assets and liabilities as the “GUI Acquisition.” Immediately following the GUI Acquisition, we entered into a new agreement to provide all of our brokerage and policyholder services to Guarantee Insurance.

We further expanded our business effective August 6, 2014, through our acquisition from MCMC LLC (“MCMC”) of its managed care risk services business that provides nurse case management and bill review services. This business, which we refer to as the “Patriot Care Management Business,” had been previously controlled by Mr. Mariano until it was sold to MCMC in 2011. We refer to this acquisition as the “Patriot Care Management Acquisition,” and the GUI Acquisition and the Patriot Care Management Acquisition together as the “Acquisitions.”

We own, directly or indirectly, 100% of our subsidiaries with the exceptions of Contego Services Group, LLC, in which Steven M. Mariano maintains a 3% membership interest, DecisionUR, LLC, in which one of the original owners maintains a 1.2% membership interest and Mehta and Pazol Consulting Services Private Limited, in which have agreed to purchase the remaining 49% it does not currently own, with consummation of such purchase subject to pending Indian regulatory approval.

We completed our initial public offering in January 2015 and our common stock is listed on the New York Stock Exchange under the symbol “PN.”

Following our initial public offering, we have acquired the following entities and businesses providing insurance and other services:

Name and Effective Date of Acquisition (In thousands):	Services	Initial Purchase Price	Maximum Potential Earn-out Payable	Total Maximum Purchase Price(1)
Phoenix Risk Management, Inc (January 31, 2015)	Specialty Brokerage	$1,099	$3,000	$4,099
DecisionUR, LLC (February 5, 2015)	Technology	2,240	—	2,240
Capital & Guaranty, LLC (February 9, 2015)	Claims Administration	175	175	350
TriGen Holding Group, Inc (March 31, 2015)	Specialty Brokerage	8,340	1,500	9,840
Hospitality Supportive Systems, LLC (April 1, 2015)	Specialty Brokerage	9,650	—	9,650
Selective Risk Management, LLC (April 1, 2015)	Claims Administration	3,846	—	3,846
Vikaran Solutions, LLC (“Vikaran”) (April 17, 2015)(2)	Technology	8,500	—	8,500
Corporate Claims Management, Inc (“CCMI”) (April 24, 2015)	Claims Administration	8,000	1,000	9,000
Candid Investigation Services, LLC (May 8, 2015)	Investigative Services	900	600	1,500
Brandywine Insurance Advisors, LLC (May 22, 2015)	Specialty Brokerage	2,000	2,205	4,205
Infinity Insurance Solutions, LLC (June 1, 2015)	Premium Audit & Underwriting Surveys	1,750	650	2,400
InsureLinx, Inc (June 12, 2015)	Technology	6,300	—	6,300
The Carman Corporation (June 15, 2015)	Specialty Brokerage	2,000	—	2,000
CWIBenefits, Inc. (“CWI”) (July 9, 2015)	Healthcare Benefits Administration	2,750	4,675	7,425
Restaurant Coverage Associates, Inc. and Risk Control Associates, Inc. (August 14, 2015)	Specialty Brokerage	2,500	1,000	3,500
Global HR Research LLC (“Global HR”) (August 21, 2015)	Pre-Employment Services	40,952	1,048(3)	42,000(4)

Total		101,002	15,853	116,855

(1)	The total maximum purchase price of $116.1 million for the 16 acquisitions since our initial public offering, includes an aggregate of $15.9 million of maximum potential earn-out payments under the acquisition agreements.
(2)	In connection with the acquisition of Vikaran we also agreed to purchase all of the outstanding stock of Mehta and Pazol Consulting Services Private Limited (“MPCS”), an Indian company which holds Vikaran’s software development center located in Pune, India, for a purchase price of approximately $1.5 million. We consummated the purchase of 51% of the MPCS stock, with the consummation of the purchase of the remaining 49% being subject to pending Indian regulatory approval.
(3)	Represents deferred consideration subject to clawback.
(4)	The purchase price for the Global HR Acquisition consists of (a) $24 million in cash, (b) 444,096 shares of common stock of the Company (the “Stock Consideration”), plus (c) certain deferred consideration payable, at our sole discretion, in either 618,478 shares of our common stock or $10,477,017 in cash (the “Deferred Consideration”). The Deferred Consideration is payable solely to In Touch Holdings LLC, one of the former principal stockholders of Global HR, on the earlier of (x) November 20, 2015, (y) the 21st day after the date we mail an information statement to the shareholders in connection with the Global HR Acquisition or (z) we file a registration statement with the Securities and Exchange Commission that is declared effective, including in connection with this offering. We intend to pay the Deferred Consideration in stock. If the revenues for Global HR for its fiscal year 2016 are less than $12.8 million, then In Touch Holdings LLC will forfeit and return 10% of its Stock Consideration and Deferred Stock Consideration to us.

Industry

Workers’ compensation in the United States is a mandated, state-legislated, no-fault insurance program that requires employers to fund medical expenses, lost wages and other costs resulting from work-related injuries and illness. According to the NCCI Report, the total net premium written by state funds and private carriers of workers’ compensation insurance in the United States was $44.2 billion in 2014, an increase from $33.8 billion in 2010, representing a compound annual growth rate of 6.9% over that period, and according to data compiled by SNL Financial, total direct premium written by workers’ compensation insurance carriers in the United States, which includes the amount of premium reinsured by insurance carriers, was $55.4 billion in 2014, an increase from $40.4 billion in 2010, representing a compound annual growth rate of 8.3% over that period. In the past several years, premium growth in the workers’ compensation industry has been predominantly driven by the recovery of employment levels to generally at or near pre-recession levels, as well as increasing premium rates.

Net Written Premium

Source: Annual Statement data; NCCI

Note: p = Preliminary

Includes state insurance fund data for the following states: AZ, CA, CO, HI, ID, KY, LA, MD, MO, MT, NM, OK, OR, RI, TX, and UT Each calendar year total for state funds includes all funds operating as a state fund in that year

Like other sectors of the insurance industry, the workers’ compensation sector experiences underwriting cyclicality, which generally underpins changes in premium rates. This cyclicality is determined by a number of factors, but there are two notable drivers. First, ultimate loss costs become more difficult to predict when claims remain open for longer periods, generally as a result of wage and medical cost inflation. For example, the NCCI Report indicates that medical costs per claim increased by approximately 6.4% on average per year from 1995 through 2014. Second, the amount of investment income insurance carriers can earn may also influence such carrier’s underwriting practices. During periods of high interest rates, investment income can be sufficiently significant, particularly when claims remain open for longer periods, to compensate for underwriting losses, such as those the workers’ compensation industry has experienced in recent years, as reflected in a greater than 100% combined ratio for all but three years from 1990 to 2014. However, in periods of low interest rates, similar to the current investment environment, insurance carriers cannot generate sufficient investment income to offset underwriting losses, and as a result have demanded higher premium rates. This has led to a modest “hardening” of the workers’ compensation market.

Workers’ Compensation Combined Ratios—Private Carriers

Source: 1990–2014, Annual Statement data; NCCI;

Note: p = Preliminary

Today, the attractive combination of rising employment and an improved underwriting environment has driven new entrants into the market, and caused industry participants who had decreased their activity levels during the previous “soft” market cycle to re-enter the market as macro-economic conditions and the profit outlook for the industry improve.

According to industry research reports, insurance related outsourcing will become an approximately $20 billion market by 2020 with an estimated 5-year compound annual growth rate of 10%. We believe that insurance carriers are looking for third-party servicing companies like us with highly industry-specific expertise to help them save operating costs and transform their fixed costs and capital expenditures into variable expenses. In addition, increasing complex regulatory environment in workers’ compensation, general P&C insurance and healthcare will further motivate companies to use third party service providers with specialist expertise to ensure compliance with new rules.

Because insurance carriers adjust their growth appetite based on the prevailing macro-economic and underwriting cycle, we believe outsourcing certain functions to a company like us is attractive because it allows carriers to maintain production flexibility in response to market conditions without burdensome investment in, or management of, certain necessary services and fixed costs. We are able to take advantage of the current improving market and provide services to carriers who may have previously exited the workers’ compensation market and no longer have the systems in place to resume writing business. Furthermore, we believe the profitability challenges faced by the workers’ compensation and the general P&C insurance industry creates opportunities for specialty service providers like us who can reduce costs and also provide access to alternative market options.

According to industry reports, premium rates for U.S. workers’ compensation insurance have increased an average of an estimated 0.25% year to date ending August 2015. We believe that rate increases below loss cost trends should result in core underwriting margin deterioration and a prolonged low interest rate environment will continue to pressure insurance companies’ revenue. A recent report also refers to this industry trend where many carriers continue to struggle with less than break-even underwriting performance due to the slow U.S. recovery and low interest rate environment, forcing them to remain highly mindful of their cost structures and seek outsourcing solutions, including claims management and medical cost containment. In addition, rising wages and increased operating costs associated with the passage of the PPACA will also help drive employers to servicing and outsourcing companies as a method of cost control.

In addition to providing flexibility to carriers, enabling them to opportunistically write workers’ compensation business in an attractive market, we also help our clients navigate the complex state-regulated industry landscape. Ensuring state-by-state compliance is time consuming and expensive, particularly for a carrier whose primary business is not in workers’ compensation. We believe our national presence and experience with each state’s guidelines and requirements position us to deliver significant value and cost savings for our clients.

Our Services

We principally offer two types of services: front-end services, such as brokerage, underwriting and policyholder services (or our “brokerage and policyholder services”) and back-end services, such as claims administration services (or our “claims administration services”). We also offer specialty services currently including technology outsourcing and other IT services, as well as employment pre-screening and background checks.

Our end-to-end portfolio of services enable our clients to increase business production, contain costs, reduce claims experience and reduce employment risk. We leverage our strong distribution relationships, proprietary business processes, advanced technology infrastructure and management expertise to deliver these value-added services to help our clients navigate the workers’ compensation, health plan administration and employment pre-screening landscape, ensure compliance with state regulations, handle all aspects of the claims and program administration processes and ultimately contain costs.

Brokerage and Policyholder Services

Agency and Underwriting Services

Our brokerage and policyholder services include general agency services and underwriting and policyholder services provided to our insurance carrier clients. We produce and administer traditional workers’ compensation insurance and alternative market programs within risk classes and geographies specified by our insurance carrier clients, and earn fees based on a percentage of the premiums for the policies we produce and service. We do not write any insurance policies or bear underwriting risk.

The activities we perform in this capacity for our carrier partners may include marketing, underwriting and appointment of other agents.

We place the workers’ compensation and other insurance products of our carrier partners through a national network of over 3,000 independent retail agencies nationwide as well as through our specialty brokerage services. We invest a substantial amount of time in developing relationships with our agencies, and we believe that these relationships allow us to successfully place policies on behalf of our carrier partners. For additional information about our independent retail agency network, see “—Marketing and Distribution—Underwriting Business Production.”

We provide a variety of underwriting services that we believe provide value to our insurance carrier clients. Our underwriting services consist of investigation and analysis of potential loss exposures related to each policyholder’s operations in order to produce insurance programs designed and priced appropriately for our carrier clients. We compare the policyholder’s operations to the operations that would be expected for similar businesses in order to determine available premium rates. We also review the quality of operations, including management’s attention to safety, hazard controls and loss mitigation support, as well as past loss information to validate our loss exposure and quality of operations analysis. Assuming such review of the policyholder’s operations satisfies our insurance carrier client’s specifications for risk acceptance, we offer our insurance carrier clients a price for our services commensurate with our loss exposure and quality of operations analysis.

We also conduct premium audits on policyholders annually upon the expiration or renewal of a policy. The purpose of these audits is to verify that policyholders have accurately reported their payroll expenses and employee job classifications, and therefore have paid the correct premium as required under the terms of their policies. In addition to annual audits, we selectively perform interim audits on certain classes of business if significant or unusual claims are filed or if the monthly reports submitted by a policyholder reflect a payroll pattern or any aberrations that cause underwriting, safety or fraud concerns.

Reinsurance Captive Entity Management Services

Through our independent retail agency network and our specialty brokerage services, we also offer services related to the design, formation and management of reinsurance captive entities. Owners of a reinsurance captive entity can participate in the underwriting results of a policy by sharing a portion of the risk with an insurance carrier. We earn fees for management and other services performed for reinsurance captive entities that we design and form.

These services include the formation and management of segregated portfolio cell captives. Owners of a reinsurance captive entity are required to post collateral in order to absorb a portion of the insurance losses along with the ceding insurance carrier. Formation of segregated portfolio cell captives involves the submission of an application for regulatory approval by the relevant domiciliary regulatory body, together with supporting financial information and a business plan, and the creation and execution of participation agreements, subscription agreements and reinsurance agreements pertaining to such captives. Management of segregated portfolio cell captives includes compliance monitoring, financial reporting and investment portfolio management services.

We believe our offering of reinsurance captive entity management services is attractive to potential policyholders and independent retail agencies who seek to participate in underwriting results. The owners of reinsurance captives entities that we provide services to are generally independent retail agencies, policyholders or investor groups (typically made up of individual agents). Although certain insurance carriers offer alternative market products, such as reinsurance captive entity services, to their large corporate customers, we offer alternative market workers’ compensation solutions, including the facilitation and management of reinsurance captive entities, to small and medium-sized employers as well. For policyholders, this can be an attractive option to reduce workers’ compensation costs over the long term, and for agencies, this allows them to participate in the underwriting results on business produced.

As of June 30, 2015, we were providing services to 54 reinsurance captive entities with $208.4 million of combined premiums in force. These reinsurance captive entities are generally domiciled in the Cayman Islands or the State of Delaware.

Claims Administration Services

Our claims administration services relate to the administration and resolution of workers’ compensation and other claims that are designed to reduce costs for our clients. We provide a comprehensive claims administration platform to our carrier partners that revolves around our proprietary SWARM process.

Our claims administration process begins even before we receive notice of a claim. Once a policy becomes effective and we are engaged to provide claims administration services, we send a claims kit to the insured outlining the policy provisions, mandated posting notices, information on how to report a claim, the importance of reporting all claims on a timely basis and answers to frequently asked questions. We make available a toll-free reporting line, as well as a website, for insureds or employees to report injuries, available 24 hours a day, seven days a week.

SWARM—Our Claims Administration Process

Our propriety SWARM process is the centerpiece of our claims administration services. The SWARM process is a high-touch, front-end loaded approach to claims processing that permits a multi-faceted, team-based rapid response to all new claims. The SWARM process is in particular supported and facilitated by our IE technology platform.

This process facilitates the review of all aspects of our clients’ claims, quickly and proactively, and can involve, as required, several or all of our major functional areas: claims adjustment, subrogation, nurse case management and special investigative unit (“SIU”).

The SWARM process is designed to enable us to favorably influence the outcome of the claim early in its lifecycle, resulting in claims closure rates (as measured by the ratio of open claims to total reported claims for a given accident year) consistently better than the industry average, which ultimately reduces the cost of claims for our clients and their policyholders. When a claim is compensable, our claims management process is designed to result in an economical net claim cost while ensuring that the injured worker’s medical care is provided in an effective and cost-efficient manner, promoting the early return to work through consistent contact with medical providers and employers and providing appropriate and prompt payment of benefits, where applicable.

The effectiveness of the SWARM process relies on experienced and knowledgeable personnel to identify and implement our cost-saving resources on a timely basis, and we believe its success is due to the quality of our claims management team. As of September 25, 2015, we had over 100 claims administration employees, averaging more than 17 years of workers’ compensation experience. Our claims administration management team averages more than 25 years of workers’ compensation experience. In addition, our nurse case management professionals have extensive training and expertise in assisting injured workers to return to work quickly.

We strive for rapid closure of claims in order to reduce the cost of medical and indemnity expenses, and believe we have historically achieved results that have consistently outperformed the industry average. As an illustration of this performance, the graph below sets forth the percentage of reported claims that are outstanding for more than a year following the first report of such claim by given accident year, for us compared to the industry average, as of December 31, 2014:

(1)	Represents percentage of claims outstanding by accident year as of December 31, 2014.
(2)	Source: A.M. Best’s Global Insurance Database

In addition, as of December 31, 2014, we had an indemnity denial and subrogation rate of 15% for accident years 2004 through 2014. This rate represents the percentage of claims denied or fully subrogated by the insurance carrier clients.

Our Individual and Bundled Service Offerings

We also offer our claims administration services on an individual basis or as bundles of two or more services tailored to the specific needs of our clients such as employers, local governments and other insurance services providers. These services include:

Healthcare Cost Containment Services. We provide nurse case management and medical bill review designed to contain healthcare costs associated with workers’ compensation claims, through early intervention and ongoing review of services and pricing. Healthcare costs are a significant and rising contributor to workers’ compensation expenses, and have been increasing in recent years. See “—Industry.” We believe that self-insured employers and insurance carriers have been increasing their focus on nurse case management and other cost containment services to control their workers’ compensation costs.

Our nurse case managers, who are registered nurses or other licensed professionals accepted by workers’ compensation insurers, assist in resolving claims and returning injured claimants to work as efficiently as possible and focus on evaluating medical care needs to contain costs. They do not provide healthcare services. Nurse case managers actively participate in our SWARM process and generally contact the injured worker within two business days after claim filing to begin their evaluation of medical care needs and to assist in the case management process. They monitor each claim file pursuant to a process that includes peer review and utilization guidelines for treatment, and remain active in the process from claim inception until resolution to help ensure all treatment sought is medically necessary. Nurse case management fees are based upon a flat monthly fee charged until the case is resolved.

As part of our healthcare cost containment services we also provide medical bill review services through an automated review process, providing clients with a faster turnaround time, more efficient bill review and a higher total savings when compared with our key competitors. Bill review services include: coding review, fee schedule analysis, out-of-network bill review, pharmacy review, PPO management and repricing. Fees for our bill review services are generally based on a percentage of the cost savings we achieve. In addition, we utilize preferred provider networks to reduce healthcare costs where possible.

Healthcare Administration Services. We provide healthcare administration services, including benefits administration for clients that maintain self-funded health and welfare plans, offering healthcare insurance alternatives to employers. These service offerings include a dedicated call center and IT system featuring a custom designed, proprietary software designed to deliver a secure, web-based employee benefits platform that processes claims accurately, quickly and efficiently. The system also has the flexibility to manage numerous plan designs and customizations. Under the PPACA, self-insured plans are exempt from the excise tax on health insurance premiums and mandates under essential health benefit rules.

Investigative Services. We also provide onsite investigations into fraud and compensability and evaluation of subrogation opportunities, designed to limit claim exposures for our clients and comply with regulatory requirements. Our SIU plays a critical role in detecting potential claims fraud, and is otherwise instrumental in accurately determining the compensability of a claim in a timely manner. Certain states require that all insurance carriers establish or retain an investigative unit to investigate and report fraudulent activities. Our SIU operates under guidelines that exceed the minimum requirements of such state regulations. Our SIU personnel are typically dispatched to the site of injury within four hours of the first report of claim when utilized as part of our SWARM process. We are generally paid a transaction based fee depending on the specific service provided. Certain of our investigative services are provided through outside service providers.

Loss Control. Loss control services are designed to preemptively mitigate potential claims and ultimately reduce long-term cost of insurance coverage for clients. These services include conducting onsite hazard assessments to determine causes of accidents and evaluate subrogation potential, analyzing losses to highlight trends and set service priorities, evaluating risk exposures at the workplace, providing practical recommendations to improve safety standards, establishing a loss control service plan, reviewing and evaluating current safety plans to prioritize and address workplace procedures deemed to be vulnerable to accidents, providing ongoing education via a web portal to insureds on “best-in-class” safety practices, and conducting onsite safety training. Certain of our loss control services are provided through outside service providers.

Transportation and Translation. Transportation services include ambulatory, wheelchair, advanced life support and air ambulance services for claimants. Translation services include onsite and telephonic translation, as well as transcription. These services are provided through outside service providers and were recently introduced to our suite of services in connection with the SWARM process. Transportation and translation services complement the investigative process and enhance communication with, and location tracking capabilities of, the claimant at any given time.

Lien Resolution. Based in California, our Forza Lien subsidiary was formed in 2012 to offer workers’ compensation lien resolution solutions in the state of California, including lien negotiation, disputed bill analysis, claim consultation and analysis and bulk settlement services. While not a significant contributor to our revenues or income to date, we believe this offering adds to the breadth of our services and enhances our marketing opportunities.

Legal Bill Review. This service, which is provided through outside service providers, provides cost saving opportunities for claims departments of insurance companies nationally in connection with claim defense costs, including through a structured audit process to verify the appropriate amount of legal payments and eliminate the potential for unnecessary or fraudulent charges.

Our Specialty Services

We also provide a variety of specialty services that include technology outsourcing and other IT services, as well as employment pre-screening and background checks.

Employment Pre-screening Services

We provide services to employers designed to enable companies to make better-qualified hires faster by improving the hiring process, including background screening, drug testing, occupational health and wellness testing and on-boarding and assessment solutions. We believe that mandatory background and other checks are increasingly required by various state and federal regulatory agencies with which employers do business, as well as by insurance companies, and that many employers themselves are making background checks a requirement for all new-hires. Our services are aimed at providing employers with an outsourcing option for background screening and assisting them in complying with the growing body of employment and privacy laws.

Technology Outsourcing Services and Software Solutions.

We provide technology outsourcing and software services to our clients through our IT and software infrastructure. These services include software-as-a service offerings, such as services under our IE system, a scalable technology platform that handles the billings and claims administration process, our secure, cloud-based InsurePay platform that allows businesses to pay their premiums for each pay period based on actual payroll data rather than generated estimates, which among other benefits, helps reduce or eliminate large down payments and avoid year-end audit discrepancies, and software offerings aimed at providing employers with cost-efficient ways to conduct workers’ compensation utilization reviews such as our DecisionUR product. See “—Our Information Systems—InsuranceExpert” for more information about our IE system. We plan to increase these and our other information technology services offered directly to clients.

Our Information Systems

InsuranceExpert (IE)

In August 2013, in conjunction with Vikaran, which we acquired in April 2015, we developed and implemented our IE system, a scalable end-to-end technology platform for which we have developed proprietary customizations, that provides all of the functions required by insurance carriers, managing general agents and third-party administrators, from the initial issuance of policies to settlement of claims. Our IE system is the cornerstone of our SWARM claims management process, and we believe it provides:

➢	reduced cost associated with policy initiation by fully automating issuance and underwriting of new policies;

➢	real-time analysis and communication capabilities across functional areas to enhance speed of claims response and resolution;

➢	enhanced data collection and quality, information analysis and identification of trends through ease-of-use and single data-entry principle; and

➢	comprehensive predictive modeling and analytics capabilities.

The IE system is a web-based end-to-end software platform that provides the following functions, among others: agency point of sale, application processing, policy underwriting, billing and claims administration, statistical and financial reporting, audit processing, electronic data interchange reporting (allowing participants to exchange documents and data electronically based on a shared technology standard), third party interfaces and content management. The following is an illustration of our IE system:

The IE system was designed with a robust, modular architecture to provide flexibility to integrate new carriers, other clients and acquired businesses. The IE system is designed to be compatible with the legacy systems of our clients, and we believe this compatibility allows us to reduce the time required for systems integration and to provide enhanced day-to-day operational interactions securely and with relative ease. We also believe that it can be utilized in lines of business outside of the workers’ compensation insurance industry.

We believe the IE system can drive cost efficiencies by automating issuance and underwriting of new policies, increasing our staff productivity and lowering IT costs and reducing client acquisition costs. Our aim is to continue to modernize user interfaces, and to streamline the delivery of this information to our clients, giving more rapid feedback and putting real-time information in the hands of our clients. For example, through the IE system we are able to assist our clients in their compliance efforts by providing data gathering and generation for regulatory reporting. We also offer individual IE services under a software-as-a service model.

IT Infrastructure

Our information technology services department provides support and access to our information systems infrastructure, including software applications, hardware and communications. We have two redundant production data centers located in Boca Raton, Florida, and Santa Clara, California. Our offices are connected to the two data centers via private network. We have sought to design our data and telecommunication infrastructure for security and scalability. All external data connections via the Internet go through our data centers, which are protected by a firewall and an intrusion detection application. To promote recoverability, backups are performed daily and stored locally on network-attached storage, which is rotated off site monthly.

Clients

We provide agency, underwriting and policyholder services to our insurance carrier clients, including Guarantee Insurance Company, Zurich Insurance Group Ltd. and Scottsdale Insurance Company, as well as reinsurance captive design and management services to our reinsurer clients. In addition, we formed or expanded relationships to provide such services to American International Group, Inc., and more recently, as Falls Lake National Insurance Company (formerly known as Stonewood National Insurance Company) and Endurance American Specialty Insurance Company. We also provide claims administration services to our insurance carrier clients and other clients such as employers, local governments and other insurance services providers.

Guarantee Insurance Company

We provide brokerage and policyholder and claims administration services to Guarantee Insurance. Our relationship with Guarantee Insurance began at the founding of our business and we have been providing claims administration services since that time. We have also recently begun to provide the full range of brokerage and policyholder services to Guarantee Insurance.

Guarantee Insurance began underwriting as a subsidiary of Patriot Risk Management in the first quarter of 2004. Guarantee Insurance is currently licensed to write workers’ compensation insurance in 41 jurisdictions. Guarantee Insurance provides alternative market workers’ compensation risk transfer solutions, including workers’ compensation policies or arrangements where the policyholder, an agent or another party generally bears a substantial portion of the underwriting risk, as well as traditional workers’ compensation insurance coverage. Guarantee Insurance is currently unrated by Standard & Poor’s Rating Services (“S&P”) and A.M. Best. See “—Ratings” below.

Pursuant to services agreements we entered into with Guarantee Insurance (collectively, the “Services Agreements”), we provide our services in connection with claims arising out of insurance policies held or underwritten by Guarantee Insurance. We provide subrogation recovery services pursuant to a subrogation services agreement, dated as of April 25, 2011, as amended, which expires in April 2018, until otherwise extended or earlier terminated by either party. We provide claim investigation and loss control services pursuant to an investigation and loss control services agreement, dated as of April 25, 2011, as amended, which expires in April 2018, until otherwise extended or earlier terminated by either party. We provide medical bill review and case management services pursuant to a managed care services agreement, dated as of August 6, 2014, which expires in August 2022 unless otherwise extended or earlier terminated by either party upon 45 days’ written notice for material breach. We provide claim handling and administration services pursuant to a claim administration services agreement, dated as of January 1, 2012, as amended, which expires in January 2019, until otherwise extended or earlier terminated by either party. The fees we receive are based, depending on the service provided, upon a percentage of reference premium, flat monthly fees, hourly fees or the savings we achieve, among other metrics.

Pursuant to a program administrator agreement, dated as of August 6, 2014, with Guarantee Insurance (the “Program Administrator Agreement”), we act as Guarantee Insurance’s exclusive general agent for the purpose of underwriting, issuing and delivering insurance contracts in connection with Guarantee Insurance’s workers’ compensation insurance program. The agreement with Guarantee Insurance remains in effect until terminated by either party upon 180 days’ prior written notice to the other party for cause. Guarantee Insurance may also terminate the agreement, in whole or in part, immediately upon written notice to us in the event of our insolvency or bankruptcy, systematic risk-binding that is not in compliance with the applicable underwriting guidelines or procedures and the occurrence of certain other events. The fees we receive are based upon premiums written for each account bound with Guarantee Insurance.

As of September 25, 2015, Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, beneficially owned 62.2% of the outstanding shares of our common stock and substantially all of the outstanding equity of Guarantee Insurance Group. Therefore, Guarantee Insurance Group and its subsidiaries, including Guarantee Insurance and GUI, are related parties to us. See “Certain Relationships and Related Party Transactions—Relationship and Transactions with Guarantee Insurance Group and Guarantee Insurance.”

A portion of the fees that we receive from Guarantee Insurance pursuant to the Services Agreements and the Program Administrator Agreement are for Guarantee Insurance’s account (which we recognize as “fee income from related party”) and a portion of the fees are for the account of reinsurance captive entities to which Guarantee Insurance has ceded a portion of its written risk (which we recognize as “fee income”). See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Principal Components of Financial Statements— Revenue.” As a result, a substantial portion of fee income we recognize from non-related parties is nevertheless derived from our relationship with Guarantee Insurance. For the six months ended June 30, 2015, we recognized an aggregate of $68.7 million in fee income and fee income from related party derived from our contracts and relationships with Guarantee Insurance, and our fee income from related party was $45.1 million. For the year ended December 31, 2014, we recognized an aggregate of $73.1 million in fee income and fee income from related party derived from our contracts and relationships with Guarantee Insurance, and our fee income from related party was $46.9 million. Our fee income and fee income from related party derived from our contracts and relationships with Guarantee Insurance and our fee income from related party constituted 76% and 50%, respectively, of our total fee income and fee income from related party for the six months ended June 30, 2015, and 71% and 46%, respectively, of our total fee income and fee income from related party for the year ended December 31, 2014.

Zurich Insurance Group Ltd.

We provide policyholder and claims administration services to Zurich Insurance Group under a relationship that began in 2011.

Zurich Insurance Group is a leading multi-line insurer that serves its customers in global and local markets. It provides a wide range of general insurance and life insurance products and services. Zurich’s customers include individuals, small businesses, and mid-sized and large companies, including multinational corporations, in more than 170 countries. In North America, Zurich Insurance Group is a leading commercial property-casualty insurance provider serving the global corporate, large corporate, middle market, specialties and programs sectors through the individual member companies of Zurich Insurance Group in North America, including Zurich. At June 30, 2015, Zurich had a financial strength rating from S&P of “AA-” (stable). See “—Ratings” below.

Pursuant to the program administrator agreement entered into with Zurich effective September 21, 2011, we underwrite, issue and deliver insurance contracts for Zurich. The initial term of the agreement with Zurich was twelve months, and the agreement automatically renews on an annual basis thereafter unless terminated by either party upon 180 days’ prior written notice to the other party without cause or immediately upon written notice to the other party for cause. Zurich may also terminate immediately upon written notice to us if Zurich’s program reinsurance coverage has been materially altered or amended outside of Zurich’s control or if Zurich’s applicable captive and reinsurance agreements have been terminated, among other things. The fees we receive are based upon the premiums paid for each account bound with Zurich.

We also provide claims administration services to Zurich pursuant to an agreement which commenced on October 1, 2011. This agreement with Zurich remains in effect until terminated by either party upon 180 days’ prior written notice to the other party without cause or upon 10 days’ prior written notice to the other party for cause. Zurich may terminate the agreement in the event of a material change in the ownership of Patriot Risk Services, Inc. We receive fees based on premiums or charges collected or the number of claims paid or processed.

Total fee income and fee income from related party generated from our agreements with Zurich constituted 9%, 18% and 39% of our total fee income and fee income from related party for the six months ended June 30, 2015 and the year ended December 31, 2014 and 2013, respectively.

Scottsdale Insurance Company

We provide policyholder and claims administration services to Scottsdale pursuant to an agreement entered into in April 2014. Scottsdale, a wholly-owned subsidiary of Nationwide Mutual Insurance Company, is an excess and surplus insurance carrier, and has a rating of A+ (superior) from A.M. Best and a rating of “A” (strong) from S&P. See “—Ratings” below. We provide these services to Scottsdale pursuant to an agreement which commenced on April 1, 2014, and which contains similar terms as our agreement with Zurich.

American International Group, Inc.

We provide policyholder and marketing services to AIG pursuant to an agreement entered into during the first quarter of 2015. AIG is a leading international insurance organization serving customers in more than 130 countries. AIG companies serve commercial, institution and individual customers through a worldwide property-casualty network. AIG has a rating of “A” (excellent) from A.M. Best and a rating of “A+” (strong) from S&P. See “—Ratings” below. Our agreement with AIG contains similar terms as our agreement with Zurich.

Endurance American Specialty Insurance Company

We provide policyholder and claims administration services to Endurance American Specialty Insurance Company (“Endurance”) pursuant to an agreement entered into September 2015. Endurance is a global specialty provider of property and casualty insurance and reinsurance. Through its operating subsidiaries, Endurance writes agriculture, casualty and other specialty, professional lines and property, marine and energy lines of insurance and catastrophe, property, casualty, professional lines and specialty lines of reinsurance. Endurance has ratings of A (Excellent) from A.M. Best and A (Strong) from Standard and Poor’s on its principal operating subsidiaries.

Falls Lake National Insurance Company

We provide policyholder and claims administration services to Falls Lake National Insurance Company (“Falls Lake,” formerly known as Stonewood National Insurance Company) pursuant to an expanded agreement entered into in March 2015. Falls Lake, an affiliate of James River Insurance Company, underwrites specialty lines insurance on an admitted basis with a focus on underwriting specialty insurance products through limited distribution partners. Falls Lake has a rating of A- (Excellent) from A.M. Best.

Others

As of June 30, 2015, we also provided policyholder and claims administration services under similar agreements with other insurance carriers, and we provide reinsurance captive entity design and management services for a number of reinsurance clients. We also provide claims administration services for local governments and certain employers.

Other than Guarantee Insurance and Zurich, none of our current clients accounted individually for more than 10% of our total revenues for the six months ended June 30, 2015 and the year ended December 31, 2014, respectively.

Ratings

The financial strength ratings of certain of our insurance carrier clients, as assigned by independent rating agencies, represent each agency’s opinion of an insurance company’s financial strength, operating performance, strategic position and ability to meet its obligations to policyholders. Various independent rating agencies assign such ratings to such carriers. A.M. Best has a rating system ranging from “A++” (Superior) to “F” (Liquidation). Fitch has a rating system ranging from “AAA” (Exceptionally strong) to “C” (Distressed). S&P has a rating system ranging from “AAA” (Extremely Strong) to “R” (Under Regulatory Supervision).

Financial strength ratings are not evaluations directed toward the protection of investors and are not recommendations to buy, sell or hold securities. Ratings are used by commercial investment banks, policyholders, brokers, ceding companies and investors in assessing the financial strength of insurers and thus are important in establishing each company’s competitive position in the industry. Ratings may be revised or revoked at the sole discretion of the rating agencies, and rating agencies regularly re-evaluate assigned ratings based upon changes in the insurer’s operating results, financial condition or other significant factors influencing the insurer’s business.

Marketing and Distribution

New Clients

Our management team, supported by our four regional vice presidents, leads our efforts to acquire new insurance carrier and other clients, by leveraging their insurance industry expertise and relationships. Among the targets of such efforts are, for example, insurance carriers that are present in the workers’ compensation space but wish to outsource certain administrative services, including to better manage cyclicality, and carriers who are unable or unwilling to fully enter the workers’ compensation services space themselves but feel the need, or are legally required, to offer workers’ compensation insurance products to their customers.

Underwriting Business Production

Our underwriting business production efforts on behalf of our insurance carrier clients are managed by four regional vice presidents covering five regions (Northeast, Gulf Coast, Southeast, Midwest and West) who are responsible for independent retail agency relationships and new business generation in their regions. We produce and place policies on behalf of our carrier partners through the combination of in-house efforts, including through our specialty brokerage services, and our national network of independent retail agencies, as described below. We also generate reinsurance captive entity design and management business through our independent retail agency network.

We place the workers’ compensation insurance products of our carrier partners and our reinsurance captive entity design and management services through a national network of independent retail agencies and through our specialty brokerage services. We select agencies based on several key factors, such as size and scope of the agencies’ operations, loss ratio of its existing business, targeted classes of business, reputation of the agencies and their business philosophy. We target agencies that we believe share our service philosophy and that we expect will be able to send us the quality of business we are seeking. We invest a substantial amount of time in developing relationships with our agencies. As of June 30, 2015, we had direct contracts with more than 3,000 independent, non-exclusive retail agencies, across the Northeast, the Gulf Coast, the Southeast, the Midwest and the West.

For the year ended December 31, 2014, approximately 14% of our total premiums written for policies issued by Guarantee Insurance and by us on behalf of our carrier partners were derived from various offices of TriGen Insurance Solutions, Inc. (on March 31, 2015, TriGen became a direct subsidiary of the Company). No other agencies accounted for more than 5% of our total premiums written or the year ended December 31, 2014 or for the six months ended June 30, 2015.

We assign marketing representatives and underwriters to collaborate with our agencies based on relationships with agencies and not necessarily based on geographic area. Our marketing efforts directed at agencies are implemented by our field underwriters, marketing staff and customer services personnel. These personnel are assigned to specific agencies and work with these agencies in making sales presentations to potential policyholders.

We hold annual planning meetings with our agencies to discuss the prior year’s results and to determine financial goals for the coming year. We believe it is important that we understand the goals and objectives of our agencies, and that they in turn understand our products and operations. While the relationships with our agencies are managed primarily through our field marketing and underwriting staff, members of our key management also maintain relationships with most of our agencies’ principals.

Competition

The market for workers’ compensation insurance services is highly competitive. Competition in our business is based on many factors. In competing to offer our services to insurance carriers, we compete based on pricing, quality and scope of available services, underwriting practices, reputation and reliability, ability to reduce claims expenses, customer service and general experience. In competing to place business on behalf of our carrier partners, competition is also based on the product offerings, premium pricing and financial strength and reputation of our carrier partners. Our competitors are national and regional insurance companies that provide services similar to ours through in-house capabilities or separate divisions, and other workers’ compensation insurance agencies and service providers, many of which are significantly larger and possess considerably greater financial, marketing and other resources than we do. As a result of this scale, they may be able to capitalize on lower expenses to offer more competitive pricing.

For our brokerage and policyholder services, we believe we compete with numerous national wholesale agents and brokers, including Arrowhead General Insurance Agency, Inc., Appalachian Underwriters, Inc. and MarketScout Corporation, as well as insurance companies that sell directly to customers. For our claims administration services, we compete with numerous businesses of varying sizes that offer claims management, cost containment, and/or other services that are similar to those that we offer. These competitors include Arthur J. Gallagher & Co., CorVel Corporation, Crawford & Company, GENEX Services and Sedgwick Claims Management Services Inc., among others. With respect to our outsourced services business in particular, we also compete with insurance companies that service their policies in-house rather than outsourcing to a provider like us. In all of the services we provide, we also compete with numerous smaller market participants that may operate in a particular geographic area or segment of the market and benefit from local knowledge and strong customer relationships, or offer only a particular service.

Many of our competitors are multi-line carriers that can provide workers’ compensation insurance and related services at a loss in order to obtain other lines of business at a profit. While we believe our outsourcing services offer an attractive alternative to such multi-line carriers, it may be difficult to compete with such carriers if they continue to service their policies in-house at a loss.

Regulation

Workers’ Compensation Insurance Regulation

Workers’ compensation laws vary by state, but generally establish requirements related to the workers’ compensation insurance policies that we offer on behalf of our carrier partners and the claims services we provide related to those policies. Each state has a regulatory and adjudicatory system that quantifies the level of wage replacement to be paid, determines the level of medical benefits to be provided and the cost of permanent impairment and specifies the options in selecting medical providers available to the injured employee or the employer. To fulfill these mandated financial obligations, virtually all employers are required to purchase workers’ compensation insurance or, if permitted by state law or approved by the U.S. Department of Labor, to self-insure.

Some states have adopted legislation for managed care organizations (“MCO”) in an effort to allow employers to control their worker’s compensation costs. A managed care plan is organized to serve the medical needs of injured workers in an efficient and cost-effective manner by managing the delivery of medical services through appropriate healthcare professionals. We are registered wherever legislation mandates or where it is beneficial for us to obtain a license. We are also subject to state insurance fraud provisions, as well as federal fraud-and-abuse, anti-kickback and false claims statutes, including those related to Medicare and Medicaid, where applicable.

We provide our claims administration and adjudication and other services pursuant to and in compliance with these state rules and regulations. Changes in individual state regulation of workers’ compensation may create a greater or lesser demand for some or all of our services or require us to develop new or modified services in order to meet the needs of, and compete effectively, in the marketplace. We continually evaluate new legislation to ensure we are in compliance and can offer services to our clients.

Licensing

In each state in which we transact insurance services business, we are generally subject to regulation relating to licensing, sales and marketing practices, premium collection and safekeeping, and other market conduct practices. We are authorized to act as an insurance agent or producer under firm licenses or licenses held by the officers of such firms in all states that require licensing. In addition to the licensing necessary to act as insurance agent or producer, many of the other services we provide also require licensing. For example, licensing requirements may apply to third-party administration services, healthcare cost containment services, and reinsurance entity management services. In addition, our nurse case managers who assist in the case management process are required to be qualified as registered nurses or other licensed professionals accepted by workers’ compensation insurers. Further, the reinsurance entities we provide services to are regulated by the jurisdictions where they are domiciled, which typically requires us to be licensed and fulfill certain minimum capitalization requirements, among other requirements. We believe we have obtained all licenses necessary to permit us to conduct our business.

Our business depends on the validity of, and continued good standing under, the licenses and approvals pursuant to which we operate, as well as compliance with pertinent regulations. We devote significant effort toward maintaining our licenses and managing our operations and practices to help ensure compliance with a diverse and complex regulatory structure. Licensing laws and regulations vary from state to state. In all states, the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally such authorities are vested with relatively broad discretion as to the granting, renewing and revoking of licenses and approvals. Licenses may be denied or revoked for various reasons, including the violation of regulations and conviction of crimes. Possible sanctions which may be imposed by regulatory authorities include the suspension of individual employees, limitations on engaging in a particular business for specified periods of time, revocation of licenses, censures, redress to clients and fines. In some instances, we follow practices based on interpretations of laws and regulations generally followed by the industry, but which may prove to be different from the interpretations of regulatory authorities.

Regulation of Our Carrier Partners

Our insurance carrier partners are subject to extensive regulation by the insurance regulators of the states in which they operate, as well as by the federal government for participation in government-sponsored programs such as Medicare and Medicaid. While we are not subject to these regulations, they could indirectly impact us if our carrier partners were forced to alter their businesses or the nature of their relationship with us as a result of regulation. The nature and extent of such regulation varies by jurisdiction but typically includes the following: standards of solvency, including risk-based capital requirements; mandates that may affect wage replacement and medical care benefits paid; restrictions on the way rates are developed and premiums are determined; limitations on the manner in which general agents may be appointed; required methods of accounting; establishment of reserves for unearned premiums, losses and other purposes; and limitations on their ability to transact business with affiliates; potential assessments for the satisfaction of claims under insurance policies issued by impaired, insolvent or failed insurance companies.

Under the regulations applicable to Guarantee Insurance, because of our affiliation through the common control of Mr. Mariano, all material transactions among us and Guarantee Insurance generally must be fair and reasonable and, if material or of a specified category, require prior notice and approval by the Florida Office of Insurance Regulation.

The premium rates that may be charged to insure employers for workers’ compensation claims are set by state regulations. For example, in Florida and New Jersey where a significant portion of the policies that we service are written, insurance regulators establish the premium rates charged by our carrier partners. Although we do not set the premium pricing of the policies that we offer on behalf of our carrier partners, these types of regulations can impact us because we are compensated in part based on a percentage of the premiums associated with policies we offer and service on behalf of our carrier partners. In addition, if regulated premium pricing causes our carrier partners to reduce their business levels or stop writing policies in certain states, it would reduce the services we provide for them.

Privacy Regulations

In 1999, Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, a majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate policies and procedures for managing and protecting certain personal information of our policyholders and to fully disclose our privacy practices to our policyholders. We may also be subject to future privacy laws and regulations, which could impose additional costs and impact our business, financial condition and results of operations.

In 2000, the National Association of Insurance Commissioners, or the NAIC, adopted the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of policyholder information. We have established policies and procedures to comply with the Gramm-Leach-Bliley Act and other similar privacy laws and regulations.

Federal and State Legislative and Regulatory Changes

From time to time, various legislative and regulatory changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted or the effect, if any, these developments would have on our business, financial condition and results of operations.

Because a significant portion of workers’ compensation claim costs are healthcare costs and we provide services related to the containment of those healthcare costs, any legislative or regulatory changes that affect the healthcare industry also affect us. Historically, governmental strategies to contain medical costs in the workers’ compensation field have been generally limited to legislation on a state-by-state basis. For example, many states have implemented fee schedules that list maximum reimbursement levels for healthcare procedures. In certain states that have not authorized the use of a fee schedule, we adjust bills to the usual and customary levels authorized by the payor. Opportunities for our services could increase if more states legislate additional cost containment strategies. Conversely, we would be materially and adversely affected if states elect to reduce the extent of medical cost containment strategies available to insurance carriers and other payors, or adopt other strategies for cost containment that would not support a demand for our services. As a result of the PPACA and other regulatory and industry initiatives, the healthcare industry has been evolving rapidly in recent years and is expected to continue to do so. The impact of these changes on our business is uncertain, but it is possible that they could impact the demand for our healthcare cost containment services or change the manner and type of healthcare cost containment services that we can provide.

Our carrier partners can also be impacted by federal legislative changes. For example, the TRIA, which provides a federal backstop insurance program for acts of terrorism, is scheduled to expire at the end of 2020. We are unable to predict whether the TRIA will be extended beyond 2020 or whether any such extension would include changes to the TRIA that would negatively impact our carrier partners. Because workers’ compensation carriers are not able to exclude acts of terrorism from the coverage they offer, if the TRIA is not extended beyond 2020, its expiration could have a significant impact on workers’ compensation insurance carriers. Although the impacts of expiration are uncertain, if private insurance carriers are unable to sufficiently increase premium rates or are otherwise unwilling to take on the additional risk, they could reduce their business levels generally or in certain markets or industries.

While the federal government has not historically regulated the insurance business, in 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act established a Federal Insurance Office (the “FIO”) within the U.S. Department of the Treasury. The FIO has limited regulatory authority and is empowered to gather data and information regarding the insurance industry and insurers. In December 2013, the FIO released a report recommending ways to modernize and improve the system of insurance regulation in the United States. While the report did not recommend full federal regulation of insurance, it did suggest an expanded federal role in some circumstances. In addition, the report suggested that Congress should consider direct federal involvement to fill regulatory gaps identified in the report, should those gaps persist, for example, by considering either establishing a federal coordinating body or a direct regulator of select aspects of the industry. It is not clear as to the extent, if any, the report will lead to regulatory changes or how any such changes would impact our carrier partners.

Healthcare Reform

There has been considerable discussion of healthcare reform at both the federal level and in numerous state legislatures in recent years. Due to uncertainties regarding the ultimate features of reform initiatives and the timing of their enactment, we cannot predict which, if any, reforms will be adopted, when they may be adopted, or what impact they may have on us. We are still evaluating the impact of the health reform legislation which was enacted by Congress in March 2010 on our future results and costs. The legislation could increase our future healthcare benefit costs.

In particular, by processing data on behalf of our clients, we are subject to specific compliance obligations under privacy and data security related laws, including the HIPAA, the HITECH Act and related state laws. We are also subject to federal and state security breach notification laws, as well as state laws regulating the processing of protected personal information, including laws governing the collection, use and disclosure of social security numbers and related identifiers.

The regulations that implement HIPAA and the HITECH Act establish uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans, and healthcare clearinghouses, all of which are referred to as “covered entities,” and their “business associates” (which is anyone who performs a service on behalf of a covered entity involving the use or disclosure of protected health information and is not a member of the covered entity’s workforce). Our insurance carrier clients’ health plans generally will be covered entities, and as their business associate they may ask us to contractually comply with certain aspects of these standards by entering into requisite business associate agreements.

The HIPAA healthcare fraud statute created a class of federal crimes known as the “federal healthcare offenses,” including healthcare fraud and false statements relating to healthcare matters. The HIPAA healthcare fraud statute prohibits, among other things, executing a scheme to defraud any healthcare benefit program while the HIPAA false statements statute prohibits, among other things, concealing a material fact or making a materially false statement in connection with the payment for healthcare benefits, items or services. Entities that are found to have aided or abetted in a violation of the HIPAA federal healthcare offenses are deemed by statute to have committed the offense and are punishable as a principal.

Employees

As of June 30, 2015, we had approximately 950 employees. We have entered into employment agreements with Mr. Mariano and each of our other executive officers. None of our employees is subject to any collective bargaining agreement. We believe that our employee relations are good.

Properties

Our principal executive offices are located in approximately 50,000 square feet of office space in Fort Lauderdale, Florida. We also lease office space for our regional branch offices in California, Florida, Missouri, North Carolina and Pennsylvania. We also own office space in South Carolina as a result of our acquisition of CWI. We consider our facilities to be adequate for our current operations.

Legal Proceedings

We are not a party to any pending legal proceedings that we believe are material to us. We may, from time to time, be party to litigation and subject to claims incident to the ordinary course of our business. In the normal course of the workers compensation insurance services business, we have been named as a defendant in suits related to decisions by us or our clients with respect to the settlement of claims or other matters arising out of the services we provide. In the opinion of management, adequate reserves have been provided for such matters. However, no assurances can be provided that the result of any such actions, claims or proceedings, now known or occurring in the future, individually or in the aggregate, will not result in a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

Below is a list of our executive officers and directors, their positions, their respective ages as of June 30, 2015 and a brief account of the business experience of each of them.

Name	Age	Position
Steven M. Mariano	51	Chairman, President and Chief Executive Officer
John R. Del Pizzo	68	Director
Austin J. Shanfelter	58	Director
Quentin P. Smith	64	Director
Charles H. Walsh	83	Director
Timothy J. Ermatinger	66	Executive Vice President and President of Patriot Care Management, Inc.
Michael W. Grandstaff	55	Executive Vice President
Judith L. Haddad	55	Executive Vice President and Chief Information and Technology Officer
Paul V. Halter	56	Executive Vice President and National Director of Field Operations
Michael R. McFadden	47	Executive Vice President of Patriot Services, Inc.; President of Forza Lien, Inc.
Christopher A. Pesch	57	Executive Vice President, General Counsel, Chief Legal Officer and Secretary
Thomas Shields	56	Executive Vice President, Chief Financial Officer and Treasurer

Steven M. Mariano—Chairman, President and Chief Executive Officer

Mr. Mariano, our founder, has served as our Chairman, President and Chief Executive Officer since the Reorganization in November 2013. He is responsible for the overall direction and management of our operations and financial and strategic planning. He is an entrepreneur and businessman with 20 years of experience in the insurance industry. Mr. Mariano founded Strategic Outsourcing Inc., a professional staffing company, which was sold to Union Planters Bank (which was acquired by Regions Financial Corporation) in 2000. In 2003, Mr. Mariano formed Patriot Risk Management, Inc. to acquire Guarantee Insurance. Shortly thereafter he formed Patriot Risk Services, Inc. to provide fee-based care management, captive consulting, bill review, network development and other claims related services to Guarantee Insurance and other clients. Mr. Mariano was the Chairman and Chief Executive Officer of Guarantee Insurance from September 2003 until January 6, 2015.

John R. Del Pizzo, CPA—Director

Mr. Del Pizzo joined our board of directors in June 2014, having served on the board of directors of Guarantee Insurance from September 2003 to June 2014. He also served on the board of directors of Patriot Risk Management, Inc. as the Chairman of the Audit Committee from 2003 to 2011. Previously, he also served on the board of directors of Strategic Outsourcing Inc., a professional staffing company, and served as President of ATS of Pennsylvania, a subsidiary of Strategic Outsourcing Inc., from 1992 to 2000. Since 1995, Mr. Del Pizzo has served as the Founder and President of Del Pizzo and Associates, an accounting and business advisory firm. Mr. Del Pizzo is a certified public accountant and holds a Bachelor of Science degree in Marketing Management from St. Joseph’s University and a Master’s degree in Business Administration in Finance from Drexel University.

Austin J. Shanfelter—Director

Mr. Shanfelter joined our board of directors in June 2014, having served on the board of directors of Guarantee Insurance Group since October 2010. From October 2009 to August 2015, Mr. Shanfelter was the Chairman and majority shareholder of Global HR Research LLC, an employee life cycle management company which we acquired in August 2015. He has served on the board of directors of Orion Marine Group, Inc., a civil marine contractor, since May 2007, where he has served as Chairman of the compensation committee since May

2007 and as a member of the nominating and governance committee since May 2010. He has also served on the board of directors of Sabre Industries, Inc., a provider of utility and other infrastructure. In addition, Mr. Shanfelter is a member of the board of directors of the Power and Communications Contractors Association, an industry trade group. Mr. Shanfelter holds a Bachelor of Science degree in Health from Lock Haven University of Pennsylvania.

Quentin P. Smith—Director

Mr. Smith joined our board of directors in January 2015. Since April 1996, Mr. Smith has served as the president of Cadre Business Advisors LLC, a professional management consulting firm. Previously, he was Partner-in-Charge of Arthur Andersen’s Desert Southwest business consulting practice providing business development and client engagement management services from April 1993 to April 1995. Mr. Smith serves as a director of STORE Capital, a publicly traded REIT, and is the chairman of the compensation and governance committees of the board of directors of Banner Health, a non-profit healthcare system based in Phoenix, Arizona. He received his Bachelor’s degree in Industrial Management and Computer Science from the Krannert School of Business at Purdue University and his Master’s degree in Business Administration from Pepperdine University.

Charles H. Walsh—Director

Mr. Walsh joined our board of directors in January 2015. Since 1983, Mr. Walsh has served as the Managing Partner of Walsh Partners Real Estate Development, a real estate development company. In addition, he has served as a member of the board of directors of the Chicago White Sox since 1984 and as a member of the board of directors of the Chicago Bulls since 1985. Mr. Walsh holds a Bachelor of Science degree in Business Administration from Northwestern University.

Timothy J. Ermatinger— Executive Vice President and President of Patriot Care Management, Inc.

Mr. Ermatinger has been our Executive Vice President and President of Patriot Care Management, Inc. since August 2014. Previously, he served in a similar capacity as Executive Vice President of Managed Care Risk Services, Inc. (renamed Patriot Care Management, Inc.) from June 2011 to August 2014. Prior to that, he served as President of Patriot Risk Services, Inc., providing various fee-for-service care management solutions for Guarantee Insurance and other carrier clients from August 2006 to June 2011. He is a certified public accountant and earned his Bachelor’s degree in accounting from the University of Detroit.

Michael W. Grandstaff—Executive Vice President

Mr. Grandstaff has been our Executive Vice President in charge of Strategic Planning and Acquisitions since August 2014. Previously, Mr. Grandstaff had served as Senior Vice President, Executive Vice President and Chief Financial Officer of Guarantee Insurance Group from February 2008 to August 2014. Prior to joining Guarantee Insurance Group, Mr. Grandstaff served in a number of financial leadership roles with insurance and insurance services organizations, including as Chief Financial Officer of American Community Mutual Insurance Company, a mutual health insurance company, from June 2002 to November 2007. Mr. Grandstaff is a certified public accountant and holds a Bachelor of Arts degree and Master’s degree in Business Administration in Accounting from Michigan State University.

Judith L. Haddad—Executive Vice President and Chief Information and Technology Officer

Ms. Haddad has been our Executive Vice President and Chief Information and Technology Officer since August 2014. Previously, Ms. Haddad had served in a similar capacity for Guarantee Insurance Group from August 2008 to August 2014. Prior to joining Guarantee Insurance Group, Ms. Haddad served in a number of executive and consulting roles in the information technology field, including as Vice President of Information Technology for NYMAGIC, Inc., a multi-line insurance carrier based in New York from August 2006 to August

2008. Ms. Haddad holds a Bachelor of Science degree from Clark University and a Master’s degree in Business Administration from Nova Southeastern University. In addition, Ms. Haddad completed an Executive Management program at INSEAD in Fontainebleau, France.

Paul Halter—Executive Vice President and National Director of Field Operations

Mr. Halter has been our Executive Vice President and National Director of Field Operations since October 2014. Previously, Mr. Halter had served in a similar capacity for Guarantee Insurance Group since April 2013. From November 2010 to April 2013, Mr. Halter had served as Executive Vice President and Regional Vice President of Guarantee Insurance Group. From September 2008 to April 2009 Mr. Halter was an Executive Vice President with The Resourcing Solutions Group, Inc., a payroll company offering workers’ compensation insurance. Mr. Halter holds a Bachelor of Science degree in Chemistry from the College of Charleston.

Michael McFadden—Executive Vice President of Patriot Services, Inc.; President of Forza Lien, Inc.

Mr. McFadden has been Executive Vice President of Patriot Services, Inc. since December 2014 and President of Forza Lien, Inc. since May 2012. Previously, he served as an officer of Guarantee Insurance Group, Inc. as Regional Vice President, Western Region since January 2013 and Vice President of Operations, Western Region since October 2011. Mr. McFadden graduated from the University of Phoenix in May 2000.

Christopher A. Pesch—Executive Vice President, General Counsel, Chief Legal Officer and Secretary

Mr. Pesch has been our Executive Vice President, General Counsel, Chief Legal Officer and Secretary since September 2014. Previously, Mr. Pesch was a corporate, mergers and acquisitions and securities partner at BakerHostetler LLP from August 2013 to September 2014. He held similar roles at Polsinelli PC from June 2011 to August 2013, and at Locke Lord Bissell & Liddell LLP from 2009 to May 2011. Mr. Pesch holds a Bachelor of Arts degree in Mathematics from Lake Forest College and a Juris Doctor degree from Seattle University School of Law.

Thomas Shields—Executive Vice President, Chief Financial Officer and Treasurer

Mr. Shields has been our Executive Vice President, Chief Financial Officer and Treasurer since September 2014. Prior to joining us, Mr. Shields was the Chief Financial Officer of Lighting Science Corporation Group, a provider of light emitting diode lighting technology, from August 2012 to August 2014. From July 1999 to February 2012, Mr. Shields served as Chief Operating Officer, Executive Vice President and Chief Financial Officer, and Secretary of Anadigics, Inc., a designer and manufacturer of radio frequency semiconductor solutions. Mr. Shields holds a degree in accounting and a Master’s degree in Business Administration in Finance from Fairleigh Dickinson University.

Director Qualifications

Our board of directors seeks to ensure that it is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the board of directors to satisfy its oversight responsibilities effectively. More specifically, in identifying candidates for membership on the board of directors, the nominating and corporate governance committee takes into account (1) individual qualifications, such as industry knowledge or business experience, strength of character and mature judgment, and (2) any other factors it considers appropriate, including alignment with our stockholders.

When determining whether our current directors have the experience, qualifications, attributes and skills, taken as a whole, to enable our board to satisfy its oversight responsibilities effectively in light of our business and structure, our board of directors focused primarily on our directors’ contributions to our and our subsidiaries’ success in recent years and on the information discussed in the biographies set forth under “—Executive Officers and Directors.” With respect to Mr. Mariano, our board of directors considered in particular his extensive experience in the insurance industry and entrepreneurial background. With respect to Mr. Del Pizzo, our board of directors considered in particular his financial and accounting experience. With respect to Mr. Shanfelter, our board of directors considered in particular his experience and knowledge acquired serving on the boards of directors of other companies. With respect to Mr. Smith, our board of directors considered in particular his extensive experience in the management consulting industry and service on public boards. With respect to Mr. Walsh, our board of directors considered in particular his experience and knowledge as a business leader and his long service on the boards of directors of other organizations.

Committee Charters and Corporate Governance Guidelines

Our commitment to good corporate governance is reflected in our Corporate Governance Guidelines, which describe board of directors’ views on a wide range of governance topics. These Corporate Governance Guidelines are reviewed from time to time by our board of directors and, to the extent deemed appropriate in light of emerging practices, revised accordingly, upon recommendation to and approval by our board of directors.

Our Corporate Governance Guidelines, Audit, Compensation and Nominating and Corporate Governance Committee charters, and other corporate governance information are available on our website at www.patnat.com under Investor Relations: Corporate Governance: Governance Documents.

Board Composition and Independence

Our business and affairs are managed under the direction of our board of directors. Our amended and restated certificate of incorporation provides that our board of directors shall consist of not less than three and not more than fifteen directors as the board of directors may from time to time determine. Our amended and restated bylaws provide for a staggered board of directors with three separate “classes” of directors, with the classes to be as nearly equal in number as possible and with the directors serving three-year terms. Our directors are divided into the following classes:

Class I	Class II	Class III

Steven M. Mariano	John R. Del Pizzo	Charles H. Walsh

Austin J. Shanfelter	Quentin P. Smith

The terms of the Class I, Class II and Class III directors will expire at the annual meeting in 2016, 2017 and 2018, respectively, and in each case, when any successor has been duly elected and qualified.

Our board of directors consists of five directors. Our board has determined that of those directors, Messrs. Smith and Walsh meet the NYSE independence requirements for board and committee service. Members of our board of directors are kept informed of our business through discussions with our Chief Executive Officer, Chief Financial Officer and other officers, by reviewing materials provided to them, by visiting our offices and facilities, and by participating in meetings of the board of directors and its committees. While retaining overall responsibilities, our board of directors assigns certain of its responsibilities to permanent committees consisting of board members appointed by it.

Board Committees

Our board of directors has three standing committees: the audit committee, the nominating and corporate governance committee and the compensation committee. Each committee operates under a charter that has been approved by our board of directors. The members of each committee are appointed and serve at the pleasure of the board of directors.

Audit Committee

The purpose of the audit committee is set forth in the audit committee charter and includes assisting the board of directors in overseeing:

➢	the quality and integrity of our financial statements, our financial reporting process and our systems of internal accounting and financial controls;

➢	our compliance with legal and regulatory requirements;

➢	the independent auditor’s qualification, performance and independence;

➢	the performance of our internal audit function; and

➢	the evaluation of risk assessment and risk management issues.

Our audit committee consists of Messrs. Shanfelter, Smith and Walsh, with Mr. Shanfelter serving as chairman. Our board has determined each of these members is an independent director under the applicable SEC rules and the NYSE listing standards for audit committee members, and Mr. Shanfelter is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. Each member of the audit committee has the ability to read and understand fundamental financial statements. Our board of directors has adopted a written charter under which the audit committee operates. A copy of the charter, which satisfies the applicable standards of the SEC and NYSE, is available on our website at www.patnat.com.

Nominating and Corporate Governance Committee

The purpose of the nominating and corporate governance committee is set forth in the nominating and corporate governance committee charter and includes:

➢	identifying individuals qualified to become members of our board of directors, and selecting, or recommending that our board of directors select, the director nominees for each annual meeting of stockholders or to otherwise fill vacancies or newly created directorships on the board of directors;

➢	overseeing the evaluation of the performance of our board of directors and management;

➢	reviewing and recommending to our board of directors committee structure, membership and operations;

➢	developing and recommending to our board of directors a set of corporate governance guidelines applicable to us; and

➢	leading our board of directors in its annual review process.

The nominating and corporate governance committee consists of Messrs. Shanfelter, Smith and Walsh, with Mr. Walsh serving as chairman. Our board of directors has adopted a written charter under which the nominating and corporate governance committee operates. A copy of the charter, which satisfies the applicable standards of the NYSE, is available on our website at www.patnat.com.

Compensation Committee

The purpose of the compensation committee is set forth in the compensation committee charter and includes:

➢	oversight of our executive compensation policies and practices;

➢	reviewing and approving, or recommending to our board of directors to review and approve, matters related to the compensation of our Chief Executive Officer and our other executive officers; and

➢	overseeing administration and monitoring of our incentive and equity-based compensation plans.

The compensation committee consists of Messrs. Smith and Walsh, with Mr. Smith serving as chairman. Our board has determined each of these members is an independent director under the applicable SEC rules and NYSE listing standards for compensation committee members. Our board of directors has adopted a written charter under which the compensation committee operates. A copy of the charter, which satisfies the applicable standards of the SEC and NYSE, is available on our website at www.patnat.com.

Director Compensation

For the year ended December 31, 2013, we did not pay compensation or grant equity awards to directors for their service on our board of directors. For the year ended December 31, 2014, each of our non-management directors who served during the year ended December 31, 2014, received an annual cash retainer of $45,000 on January 2, 2015 and was reimbursed for reasonable travel and related expenses associated with attendance at board or committee meetings.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee have been, employed by us. None of our executive officers currently serves, or in the past three years has served, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on our board or compensation committee.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to all of our directors, officers and employees. A current copy of the code is posted on our website, which is located at www.patnat.com. We will, if required, disclose within four business days amendments to or waivers from the code of business conduct and ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website at www.patnat.com rather than by filing a Form 8-K.

Executive Compensation

Summary Compensation Table

The following table summarizes compensation for the years ended December 31, 2014 and 2013 earned by our principal executive officer and our two other most highly-compensated executive officers. These individuals are referred to as our named executive officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus		Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)

Steven M. Mariano Chief Executive Officer	2014	—	—		—	—	—	—	—		—
	2013	—	—		—	—	—	—	255,235	(2)	255,235

Judith Haddad Chief Information & Technology Officer	2014	425,000	405,000	(3)	—	—	—	—	—		830,000
	2013	403,662	—		—	—	—	—	—		403,662

Robert Peters Chief Operating Officer(6)	2014	375,000	5,000	(4)	—	—	—	—	15,600	(5)	395,600
	2013	361,739	—		—	—	—	—	15,600	(5)	377,339

(1)	The amounts reported represent the named executive officer’s base salary earned during the fiscal year covered.

(2)	This amount represents country club and other membership fees ($205,000) and residential security services ($50,235) paid on Mr. Mariano’s behalf.
(3)	This amount represents the aggregate bonus amount earned by Ms. Haddad during fiscal year 2014, which includes a bonus ($400,000) earned upon the successful completion of certain business objectives relating to the integration of our information technology systems and a year-end bonus ($5,000).
(4)	This amount represents a year-end bonus earned by Mr. Peters.
(5)	This amount represents the aggregate monthly car allowance provided to Mr. Peters for fiscal years 2014 and 2013.
(6)	Mr. Peters resigned as Chief Operating Officer on January 28, 2015.

Narrative Disclosure to Summary Compensation Table

Senior Management Agreements

Mr. Mariano entered into an employment agreement with us on December 31, 2014. Ms. Haddad entered into an employment agreement with Guarantee Insurance Group on February 19, 2010 governing the terms of her employment. Ms. Haddad’s employment agreement was assigned by Guarantee Insurance Group to, and assumed by, us on December 10, 2014. The terms of the employment agreements are substantially the same, but for differences in title, role, and as otherwise described below. Our employment agreement with Mr. Peters, who resigned as Chief Operating Officer on January 28, 2015, was substantially similar to Ms. Haddad’s agreement other than in respect of salary.

The term of Mr. Mariano’s employment agreement continues through December 31, 2017, with automatic renewals for successive 12 month periods. Mr. Mariano receives an annual base salary of $1.00 subject to review by our compensation committee on an annual basis. Mr. Mariano is eligible to earn an annual bonus as determined by our compensation committee and is entitled to participate in, and receive awards under, any long-term incentive plan maintained by the Company, in each case, as determined by our compensation committee.

The employment agreement of Ms. Haddad provides for an employment term of 12 months with automatic renewals for successive 12 month periods. Ms. Haddad’s employment agreement provides for an initial base salary of $210,000, which is subject to increases as determined by the Board or the compensation committee from time to time. The employment agreement also provides that Ms. Haddad is eligible to earn an annual incentive bonus of up to 50% of base salary. Under her employment agreement, Ms. Haddad is also eligible to receive additional stock and/or option grants at the discretion of the Board.

Each of Mr. Mariano and Ms. Haddad are eligible to receive severance payments under the terms of their respective employment agreements following certain terminations of employment, subject to post-termination restrictive covenants. For a complete description of the terms of the post-termination payments and benefits under the amended employment agreements, see “—Potential Payments upon Termination or Change in Control.”

Outstanding Equity Awards at Fiscal Year-End

Our named executive officers did not have any outstanding equity awards as of December 31, 2014.

As of September 25, 2015, our named executive officers held stock options relating to an aggregate of 430,647 shares of common stock at a weighted average exercise price of $14.24 per share and 265,294 restricted shares with a weighted average vesting schedule of 2.4 years.

Non-Equity Incentive Plan Compensation

For the years ended December 31, 2014 and 2013, the Board evaluated our performance on a periodic basis in consultation with certain of our named executive officers. The Board did not establish a formal annual bonus plan for fiscal year 2014, and each of Mr. Peters and Ms. Haddad was paid a year-end bonus of $5,000. The Board did not establish a formal annual bonus plan for fiscal year 2013, and Messrs. Mariano and Peters and Ms. Haddad did not receive an annual bonus for such fiscal year.

In 2014, for Ms. Haddad, the Board established a bonus targeted at $400,000 based on successful completion of certain business objectives relating to the integration of our information technology systems within a predetermined timeline and budget. In the first quarter of 2014, Ms. Haddad achieved the business objectives and was paid a bonus of $400,000.

Acquisition Incentive Plan under the 2014 Omnibus Incentive Plan

On February 11, 2015, our compensation committee adopted the Acquisition Incentive Plan, a cash-based sub-plan adopted under our 2014 Plan to motivate our executive officers and key employees to grow the business through one or more Acquisitions (as defined below) and to promote the retention of such individuals in the company. Pursuant to the plan, the plan administrator has broad authority to designate participants in the plan, determine the terms and conditions of payment of awards under the plan and establish, amend, suspend, terminate or waive any terms or conditions in accordance with the plan. Our Chief Executive Officer is designated as the plan administrator, except that, with respect to the grant or payment of awards to any executive officer of the company (including our Chief Executive Officer), the compensation committee will be the plan administrator. In addition, the compensation committee may designate, from time to time, another committee or officer of the company to be the plan administrator.

Under the plan, on or prior to the closing date of any acquisition by the company or any of its subsidiaries (whether by merger, equity sale, sale of assets or other business combination of the voting or economic interests of any person or business, or subsidiary, division or the assets thereof, but excluding an acquisition that results in a change in control of the company) (each, an “Acquisition”), the plan administrator will establish a bonus pool in accordance with the formula set forth in the plan (which ranges from 1% to 5% of the aggregate consideration paid, or payable, by or on behalf of the company in the Acquisition, whether in the form of cash, stock, debt securities, or otherwise, the “Deal Size”), select participants who will receive an award and determine their allocation of the bonus pool, in its sole discretion (and in consultation with the Executive Vice President of Mergers and Acquisitions). The plan administrator has the discretion to determine the deal size relating to any Acquisition (including, without limitation, whether contingent payouts based upon “earn-outs”, amounts placed into escrow or the principal amount of all indebtedness assumed by the company in connection with an Acquisition will be included in such determination). The awards granted to participants under this plan are payable in cash in a lump sum (unless otherwise determined by the plan administrator) on the first payroll date following the closing of an Acquisition (but in no event more than 60 days following such closing); provided that, in the event that the acquired entity, assets or business relating to an Acquisition does not meet or exceed certain target performance measures, objectives or metrics (set by the plan administrator in its discretion, in connection with the entry into or consummation of such Acquisition), then the plan administrator may (i) require repayment of up to 50% of the proceeds of any award paid to the participant in respect of such Acquisition (the “clawback amount”) or (ii) to the extent the participant is employed with us and eligible to participate in the Plan, reduce (including down to zero) such participant’s allocation of any future award in connection with any future Acquisition by the clawback amount.

The compensation committee may amend, alter, suspend, waive or terminate the plan at any time, except that no amendment, alteration, suspension, waiver, discontinuance or termination occurring after the closing date of any Acquisition can adversely affect the rights of a participant with respect to any unpaid bonus without such participant’s written consent. The plan will remain in effect until the date the compensation committee terminates the plan or the date the 2014 Plan is amended, restated or terminated. The obligations of the company for the payment of awards under the plan are unfunded and unsecured.

To date, in connection with the closing of various acquisitions, Ms. Haddad and Mr. Shields have received awards in the amounts of $35,356 and $40,789, respectively, under the acquisition incentive plan.

Potential Payments upon Termination or Change in Control

Steven M. Mariano

Pursuant to the terms of Mr. Mariano’s employment agreement as amended, upon a termination of his employment by us without cause or by Mr. Mariano with good reason, subject to each of his execution and the effectiveness of a general release of claims, and subject to continued compliance with the restrictive covenants contained in his employment agreement, Mr. Mariano will be entitled to the following severance benefits: (i) a lump sum cash severance payment equal to 200% of the sum Mr. Mariano’s annual salary plus an amount equal to his average annual bonus over the three preceding fiscal years (except that if such termination of Mr. Mariano’s employment occurred within 24 months following a change in control or within 6 months prior to a change in control, at the request of a participant in the potential acquisition, Mr. Mariano will instead receive an enhanced lump sum cash severance payment equal to 300% of the sum of his annual salary plus average annual bonus over the three preceding fiscal years) and (ii) if continuation of coverage under COBRA is elected by Mr. Mariano, reimbursement for the full cost of coverage under our group health plans for Mr. Mariano and his eligible dependents for a period of 18 months. In the event any payments to Mr. Mariano are subject to excise taxes under Section 4999 of the Internal Revenue Code, such payments will be either paid in full or reduced to a lesser amount which would not result in the imposition of such excise taxes, whichever results in a greater after-tax amount to Mr. Mariano.

Judith Haddad

Pursuant to the terms of Ms. Haddad’s employment agreement, upon a termination of employment by us without cause or by Ms. Haddad with good reason, subject to her execution and the effectiveness of a general release of claims, and subject to continued compliance with the restrictive covenants contained in her employment agreement, Ms. Haddad will be entitled to a severance payment equal to twelve months of her annual salary at the time of termination payable in 12 monthly installments, except that if such termination of Ms. Haddad’s employment occurred within 12 months following a change in control (as defined in the applicable employment agreement), Ms. Haddad will instead receive enhanced severance equal to 200% of her annual salary at the time of termination, payable in 12 monthly installments. In the event any payments to Ms. Haddad are subject to excise taxes under Section 4999 of the Internal Revenue Code, such payments will be reduced to a lesser amount which would not result in the imposition of such excise taxes.

Restrictive Covenants

Upon any termination of employment for any reason, Mr. Mariano and Ms. Haddad’s employment agreements each provide for restrictions on the disclosure of confidential information and trade secrets and disparaging the Company, and for a period of 12 months (or 24 months in the case of Mr. Mariano) following the date of termination of employment covenants restricting them from soliciting our employees and clients. Mr. Mariano’s employment agreement also provides covenants restricting him from engaging in competitive activities for a period of 24 months following the date of termination of employment.

Retirement Plan

Through a plan administered by Guarantee Insurance Group, our employees participate in a qualified contributory retirement plan established to qualify as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. The plan covers all employees, including our named executive officers, who may contribute a portion of their eligible compensation to the plan subject to statutory limits imposed by the Internal Revenue Code. Subject to meeting the minimum contribution requirements under the plan, we provide for matching contributions of 50% of employee contributions up to the first 6% of employee contributions. We plan to adopt a similar retirement plan for our employees in connection with this offering.

Patriot National, Inc. 2014 Omnibus Incentive Plan

On January 15, 2015, our board of directors and stockholders adopted, the 2014 Plan.

Purpose

The purpose of our 2014 Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration

Our 2014 Plan is administered by our compensation committee, or a subcommittee thereof, or if no such committee or subcommittee exists, our board of directors (as applicable, the “Committee”). The Committee is authorized to designate participants in and determine the terms and conditions of awards under the 2014 Plan; interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in our 2014 Plan and any instrument or agreement relating to, or any award granted under, our 2014 Plan; establish, amend, suspend, or waive any rules and regulations in our 2014 Plan; and make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our 2014 Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Unless otherwise expressly provided in our 2014 Plan, all designations, determinations, interpretations, and other decisions under or with respect to our 2014 Plan or any award or any documents evidencing awards granted pursuant to our 2014 Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders.

Shares Subject to our 2014 Plan

Our 2014 Plan provides that the total number of shares of common stock that may be issued under our 2014 Plan is 2,824,968 (the “Absolute Share Limit”). Of this amount, the maximum number of shares that may be issued in the aggregate pursuant to the exercise of incentive stock options is equal to the Absolute Share Limit; and the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, shall not exceed $500,000 in total value. Except for substitute awards (as described below), in the event any award terminates, lapses, or is settled without the payment of the full number of shares subject to such award, including as a result of net settlement of the award or as a result of the award being settled in cash, the undelivered shares may be granted again under our 2014 Plan, unless the shares are surrendered after the termination of our 2014 Plan, and only if stockholder approval is not required under the then-applicable rules of the exchange on which the shares of common stock are listed. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards shall not be counted against the total number of shares that may be issued under our 2014 Plan, except that substitute awards intended to qualify as “incentive stock options” shall count against the limit on incentive stock options described above. No award may be granted under our 2014 Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Options

The Committee may grant non-qualified stock options and incentive stock options, under our 2014 Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2014 Plan; provided, that all stock options granted under our 2014 Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards) and not less than 110% for incentive stock options granted to employees who own shares representing more than 10% of the voting power of all classes of shares, and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as an incentive stock option, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our 2014 Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash or its equivalent at the time the stock option is exercised; (ii) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee; or (iii) by such other method as the Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of common stock will be settled in cash. In connection with this offering we expect to issue stock options to purchase 1,030,591 shares of common stock, some of which will be issued to certain named executive officers.

Stock Appreciation Rights

The Committee may grant stock appreciation rights, with terms and conditions determined by the Committee that are not inconsistent with our 2014 Plan. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (ii) the number of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

Restricted Shares and Restricted Stock Units

The Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon the expiration of the applicable restricted period, one share of common stock for each restricted stock unit, or, in its sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of our 2014 Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock (except, that if the lapsing of restrictions with respect to such restricted shares of common stock is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such restricted shares of common stock will be retained, and delivered without interest to the holder of such shares when the restrictions on such shares lapse). Restricted stock units issued to employees in connection with the closing of this offering are scheduled to vest in three annual installments. Upon the vesting of any such units and the issuance of shares thereunder, Mr. Mariano will have a proxy to vote, or act by written consent with respect to, such shares until the earliest to occur of (i) the termination of employment of the individual who was granted such restricted stock units, (ii) sale of such shares to a third party, (iii) the date of our change in control and (iv) the date Mr. Mariano ceases to be our Chief Executive Officer.

Other Stock-Based Awards and Other Cash-Based Awards

The Committee may issue unrestricted common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of common stock (including, without limitation, performance shares or performance units or other awards denominated in cash, including, without limitation, cash bonuses), under our 2014 Plan, either alone or in tandem with other awards, with terms and conditions determined by the Committee that are not inconsistent with our 2014 Plan.

Performance Compensation Awards

The Committee may also designate any award as a “performance compensation award” intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of our performance (and/or one or more affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and are limited to specific criteria enumerated in our 2014 Plan.

Effect of Certain Events on 2014 Plan and Awards

In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spinoff, combination, repurchase or exchange of our shares of common stock or other securities, issuance of warrants or other rights to acquire our shares of common stock or other securities, or other similar corporate transaction or event (including, without limitation, a change in control, as defined in our 2014 Plan) that affects the shares of common stock, or (ii) unusual or nonrecurring events affecting us or any affiliate, including changes in applicable rules, rulings, regulations or other requirements the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Committee must, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable to any or all of: (A) the share limits applicable under our 2014 Plan with respect to the number of awards which may be granted thereunder; (B) the number of our shares of common stock or other securities which may be issued in respect of awards or with respect to which awards may be granted under our 2014 Plan and (C) the terms of any outstanding award, including, without limitation: (1) the number of shares of common stock or other securities subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award or (3) any applicable performance measures. Without limiting the foregoing, except as may otherwise be provided in an applicable award agreement, in connection with any Adjustment Event, the Committee may, in its discretion, provide for any one or more of the following: (i) providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (ii) cancelling any one or more outstanding awards and causing to be paid to the holders holding vested awards (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of common stock received or to be received by other holders of our stock in such event), including, without limitation, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof.

Nontransferability of Awards

An award may be exercisable only by a participant during the participant’s lifetime, or, if permissible under applicable law, by the participant’s legal guardian or representative. An award will not be transferable or assignable by a participant otherwise than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any affiliate. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfer to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination

Amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to our 2014 Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under our 2014 Plan (except for adjustments in connection with certain corporate events) or (iii) it would materially modify the requirements for participation in our 2014 Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award shall not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively, subject to the consent of the affected participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination would materially and adversely affect the rights of any participant with respect to such award; provided that without stockholder approval, except as otherwise permitted in our 2014 Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents

The Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion; provided, that no dividends or dividend equivalents shall be payable in respect of outstanding (i) options or stock appreciation rights or (ii) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividends or dividend equivalents may be accumulated in respect of unearned awards and paid after such awards are earned and become payable or distributable).

Clawback/Forfeiture

An award agreement may provide that the Committee may in its sole discretion cancel such award if the participant, while employed by or providing services to us or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or nondisclosure covenant or agreement or otherwise has engaged in or engages in other detrimental activity that is in conflict with or adverse to our interests or the interests of any affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion. Without limiting the foregoing, all awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2012 to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, director nominees, executive officers, beneficial owners of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest, other than compensation, termination and change of control arrangements that are described under the section titled “Management—Executive Compensation” in this prospectus.

Reorganization

Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, initially started our workers’ compensation insurance business and acquired Guarantee Insurance in 2003. In our Reorganization, we consolidated certain insurance services entities controlled by Mr. Mariano under Patriot National, Inc. In connection with the Reorganization, we issued 14,250,000 shares of common stock to Mr. Mariano and 37,500 shares of common stock to Mr. Del Pizzo, one of our directors, in exchange for their respective equity interests in such consolidated entities. For additional information about our Reorganization, see “Business—Our History and Organization.”

Relationship and Transactions with Guarantee Insurance Group and Guarantee Insurance

As of September 25, 2015, Mr. Mariano, our founder, Chairman, President and Chief Executive Officer, beneficially owned 62.2% of the outstanding shares of our common stock and substantially all of the outstanding equity of Guarantee Insurance Group. As a result, Guarantee Insurance Group and its subsidiaries, including Guarantee Insurance and GUI, are related parties of ours. Mr. Mariano received dividends of $5,483,960 million from Guarantee Insurance Group in 2014.

Service Fees Received from Guarantee Insurance

We provide brokerage and policyholder services and claims administration services to Guarantee Insurance pursuant to the Services Agreements and the Program Administrator Agreement. See “Business—Clients—Guarantee Insurance Company.” We have been providing a full range of brokerage and policyholder services to Guarantee Insurance pursuant to the new Program Administrator Agreement since August 6, 2014. Accordingly, we expect that fees received from Guarantee Insurance will increase significantly going forward.

Pursuant to the Services Agreements, we provide our services in connection with claims arising out of insurance policies held or underwritten by Guarantee Insurance. The Services Agreements have various terms and expiration dates ranging from 2018 to 2022, unless otherwise extended or earlier terminated as provided therein. The fees we receive are based, depending on the service provided, upon a percentage of reference premium, flat monthly fees, hourly fees or the savings we achieve, among others.

Pursuant to Program Administrator Agreement, we act as Guarantee Insurance’s exclusive general agent for the purpose of underwriting, issuing and delivering insurance contracts in connection with Guarantee Insurance’s workers’ compensation insurance program. The agreement with Guarantee Insurance remains in effect until terminated by either party upon 180 days’ prior written notice to the other party for cause. Guarantee Insurance may also terminate the agreement, in whole or in part, immediately upon written notice to us in the event of our insolvency or bankruptcy, systematic risk-binding that is not in compliance with the applicable underwriting guidelines or procedures and the occurrence of certain other events. The fees we receive are based upon premiums written for each account bound with Guarantee Insurance.

A portion of the fees that we receive from Guarantee Insurance pursuant to the Services Agreements and the Program Administrator Agreement are for Guarantee Insurance’s account (which we recognize as “fee income from related party”) and a portion of the fees are for the account of reinsurance captive entities to which

Guarantee Insurance has ceded a portion of its written risk (which we recognize as “fee income”). See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Principal Components of Financial Statements— Revenue.” As a result, a substantial portion of fee income we recognize from non-related parties is nevertheless derived from our relationship with Guarantee Insurance. For the six months ended June 30, 2015, we recognized an aggregate of $68.7 million in fee income and fee income from related party derived from our contracts and relationships with Guarantee Insurance, and our fee income from related party was $45.1 million. For the year ended December 31, 2014, we recognized an aggregate of $73.1 million in fee income and fee income from related party derived from our contracts and relationships with Guarantee Insurance, and our fee income from related party was $46.9 million. For the year ended December 31, 2013, we recognized $25.0 million in fee income and fee income from related party derived from our contracts and relationships with Guarantee Insurance, and our fee income from related party was $9.4 million. For the year ended December 31, 2012, we recognized $16.1 million in fee income and fee income from related party derived from our contracts and relationships with Guarantee Insurance, and our fee income from related party was $12.5 million.

Our total fee income and fee income from related party derived from our contracts and relationships with Guarantee Insurance and our fee income from related party constituted 76% and 50%, respectively, of our total fee income and fee income from related party for the six months ended June 30, 2015, 71% and 46%, respectively, of our total fee income and fee income from related party for the year ended December 31, 2014, 44% and 17%, respectively, of our total fee income and fee income from related party for the year ended December 31, 2013 and 42% and 33%, respectively, of our total fee income and fee income from related party for the year ended December 31, 2012.

Rent, Administrative and Management Fees Paid to Guarantee Insurance Group

Pursuant to an expense reimbursement agreement with Guarantee Insurance Group dated January 1, 2012, as amended and restated from time to time, we reimbursed Guarantee Insurance Group for rent and certain corporate administrative services costs incurred on our behalf. For the years ended December 31, 2014, 2013 and 2012, approximately $1.9 million, $4.7 million and $2.8 million, respectively, were paid to Guarantee Insurance Group as reimbursements for the such costs and are reflected as “allocation of marketing, underwriting and policy issuance costs from related party” in our combined statements of operations.

In addition, pursuant to a management services agreement with Guarantee Insurance Group dated January 1, 2012, we paid management fees to Guarantee Insurance Group for management oversight, legal, accounting, human resources and technology support services provided to us. For the years ended December 31, 2014, 2013 and 2012, approximately $5.4 million, $12.1 million and $8.0 million, respectively, were paid to Guarantee Insurance Group for such services and are reflected as “management fees paid to related party for administrative support services” in our combined statements of operations.

Our administrative functions have been separated from Guarantee Insurance, the expense reimbursement and management services agreements have been terminated, and such expenses are being incurred directly by us from August 6, 2014, including through a sublease agreement with Guarantee Insurance Group, as described below.

Sublease Agreement

On August 6, 2014, we entered into a sublease agreement in respect of office space for our headquarters in Ft. Lauderdale, Florida with Guarantee Insurance Group, the tenant under a lease with the third party landlord. In December 2014, we entered into a new lease agreement directly with the third party landlord and terminated the sublease agreement. From August 6, 2014 to termination, the aggregate amount of rent payable by us under the sublease was approximately $1.1 million.

License Agreement

Pursuant to a license agreement effective August 6, 2014, Guarantee Insurance Group has granted us a non-exclusive, royalty free license for the use in the United States of certain of Guarantee Insurance Group’s marks and designs, including “Guarantee Insurance Company.” The license agreement has a term of 10 years.

Equipment Lease

Effective August 6, 2014, in connection with the GUI Acquisition, Guarantee Insurance Group assigned to us its rights, and we assumed its obligations under, the master equipment lease agreement, dated as of December 3, 2013, by and among Fifth Third Bank, as lessor, and Guarantee Insurance Group and Mr. Mariano, as co-lessees, which was incurred in respect of the IE system. As co-lessee, Mr. Mariano has agreed, among other things, to maintain no less than $5.0 million of liquidity as long as any obligations are outstanding under this agreement. As of June 30, 2015, the aggregate amount of lease financings pursuant to this agreement was $3.6 million.

Financing Transactions

On October 9, 2012, one of our current subsidiaries issued a credit note in an aggregate principal amount of $10.0 million to Advantage Capital. The proceeds from the issuance of the note were paid as a distribution to Mr. Mariano, the subsidiary’s sole unitholder at the time of such distribution. From the distribution proceeds, Mr. Mariano made an $8.0 million preferred stock investment in Guarantee Insurance Group. This entity became a subsidiary of ours in the Reorganization. In connection with the credit note, Guarantee Insurance Group issued a warrant to the lender to purchase 35,185 shares of Guarantee Insurance Group common stock. Because this warrant was issued by Guarantee Insurance Group, the effects of this warrant are not reflected in our statements of financial condition or results of operations.

In connection with the Reorganization, on November 27, 2013, we borrowed $42.0 million under the Initial Tranche of the PennantPark Loan Agreement. Guarantee Insurance Group, Guarantee Insurance and certain of their affiliates were guarantors of the PennantPark Loan Agreement.

We lent a portion of portion of the proceeds from the Initial Tranche of the PennantPark Loan Agreement to Guarantee Insurance Group in the form of the Surplus Note in an amount of approximately $28.3 million. Interest under the Surplus Note accrued at a rate of 3% per annum and was payable quarterly, and the loan had a maturity date of November 27, 2022. The Surplus Note was retired in connection with the GUI Acquisition, as described under “—GUI Acquisition” below. A further $10.0 million portion of the proceeds from the Initial Tranche of the PennantPark Loan Agreement were used to repay amounts outstanding under the October 9, 2012 credit note.

In addition, Guarantee Insurance Group and its wholly owned subsidiaries were guarantors under the UBS Credit Agreement. On January 22, 2015, in connection with our initial public offering, we repaid all outstanding borrowings under the PennantPark Loan Agreement and the UBS Credit Agreement. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Repayment of the UBS Credit Agreement” and “—Repayment of the PennantPark Loan Agreement.”

GUI Acquisition

On August 6, 2014, we consummated the GUI Acquisition pursuant to which we acquired GUI’s contracts in force and certain other assets, for a total consideration of approximately $55.1 million. The consideration consisted of $30.0 million in cash, the assumption of certain of GUI’s liabilities, settlement of certain intercompany balances and the retirement of the receivable in the amount of approximately $28.8 million from Guarantee Insurance comprising principal and accrued but unpaid interest under the Surplus Note made to Guarantee Insurance on November 27, 2013 in connection with the Reorganization. See “Business—Our History and Organization.”

Patriot Care Management Acquisition

On August 6, 2014, we acquired the Patriot Care Management Business. The Patriot Care Management Business had been previously controlled by Mr. Mariano and was sold to MCMC, a third party, in 2011. A portion of the consideration received by Mr. Mariano and other stockholders in that sale consisted of MCMC preferred equity. As part of the Patriot Care Management Acquisition we issued 3,043,485 of our shares in exchange for MCMC preferred equity to the holders of such preferred equity, including Mr. Mariano, Mr. Del Pizzo and his spouse Arlene Del Pizzo, Mr. Shanfelter, Mr. Ermatinger, Mr. Grandstaff and Mr. Pesch, as consideration for such preferred equity. See “Business—Our History and Organization.”

Pursuant to a managed care services agreement, dated as of August 6, 2014, we outsource certain medical bill review and related services to MCMC. Mr. Mariano is party to the agreement with respect to certain exclusivity and non-compete provisions. The agreement remains in effect through December 31, 2019 unless earlier terminated by us or MCMC upon 30 days’ written notice for material breach. Subsequent to such initial term the agreement may be terminated by either party upon 90 days’ prior written notice to the other party.

Settlement Agreement

On January 24, 2014, we entered into a settlement agreement among us, Guarantee Insurance and certain of its affiliates, Mr. Mariano and Managed Care Risk Services, Inc. (“MCRS”) and certain of its affiliates relating principally to a settlement between MCRS and Guarantee Insurance in respect of certain disputed amounts. In connection with the settlement, we agreed to pay an amount of $0.3 million that we owed to MCRS under a prior managed care services agreement.

DecisionUR Acquisition

On February 5, 2015, we purchased 98.8% of the membership interests in DecisionUR, LLC for a purchase price of $2.2 million in cash, from Six Points Investment Partners, LLC, a company wholly owned by Mr. Mariano. Accordingly, upon closing, Mr. Mariano received all of the proceeds from the sale of DecisionUR, LLC.

Vikaran Acquisition

On April 17, 2015, we acquired Vikaran for a purchase price of $8.5 million in cash. Prior to the acquisition, Mr. Mariano held a non-controlling, 45% interest in Vikaran. Upon closing, Mr. Mariano received proceeds of $3.8 million from the sale of Vikaran to us. In connection with the acquisition of Vikaran we also agreed to purchase all of the outstanding stock of Mehta and Pazol Consulting Services Private Limited (“MPCS”), an Indian company which holds Vikaran’s software development center located in Pune, India, for a purchase price of approximately $1.5 million. We consummated the purchase of 51% of the MPCS stock, and Mr. Mariano received proceeds of $749,850 therefrom.

Global HR Acquisition

On August 21, 2015, we acquired Global HR for an aggregate purchase price of $42.0 million payable in cash and shares of our common stock. One of our independent directors, Austin J. Shanfelter, indirectly controlled Global HR through his ownership of the majority of the equity interests in In Touch Holdings LLC (“In Touch”) which owned 75.5% of the equity interests of Global HR. Upon closing, Mr. Shanfelter, through In Touch, received aggregate proceeds of approximately $26.5 million from the sale of Global HR to us, comprised of shares of our common stock and cash. Under the purchase agreement, Mr. Shanfelter is entitled to receive, through In Touch, further consideration of approximately $8.8 million payable, at our discretion, in cash or shares of our common stock. In addition, In Touch will forfeit and return a portion of the consideration to us if Global HR does not meet certain targets. See “Business—Our History and Organization.”

In addition, in connection with the closing of the Global HR Acquisition, we entered into a registration rights agreement with the sellers, including Mr. Shanfelter, pursuant to which we provided the sellers with certain customary “piggyback” registration rights in respect of their shares received as part of the acquisition consideration, subject to cutbacks and other customary provisions.

Stockholders Agreement

In connection with the warrants issued to the PennantPark Entities as part of our Reorganization, we entered into the Stockholders Agreement, which was amended and restated on January 5, 2015 in connection with our initial public offering. The Stockholders Agreement provides the PennantPark Entities and Mr. Del Pizzo with certain customary “piggyback” registration rights. All expenses incurred in connection with a “piggyback” registration will be borne by us, excluding underwriters’ discounts and commissions, which will be borne by the selling party. In addition, we will indemnify the registration rights holders against certain liabilities which may arise under the Securities Act in connection with any offering made pursuant to such registration rights. See “Shares Eligible for Future Sale” for additional information concerning these registration rights.

In connection with our initial public offering, we also entered into a new registration rights agreement with Mr. Mariano. This agreement provides him with an unlimited number of “demand” registrations as well as customary “piggyback” registration rights. This new registration rights agreement also provides that we will pay certain expenses relating to such registrations, excluding underwriters’ discounts and commissions, and indemnify Mr. Mariano against certain liabilities which may arise under the Securities Act in connection with any offering made pursuant to such registration rights.

Tax Advisory Services

Del Pizzo & Associates P.C., a tax advisory firm wholly owned by Mr. Del Pizzo, one of our directors, has received payments from us in the amounts of approximately $336,000 in the year ended December 31, 2013 and approximately $109,000 in the in the year ended December 31, 2014 for tax advisory services it performed in fiscal years 2011, 2012 and 2013 in respect of entities that are now our subsidiaries.

Loan Arrangements and Receivables from Affiliates

In April 2012, we made a loan to Mr. Mariano for approximately $4.2 million. The loan was repaid in full in November 2013. The loan had an interest rate of LIBOR per annum.

In August 2014, Mr. Mariano made a short-term working capital loan to us for approximately $0.6 million in connection with the Patriot Care Management Acquisition. The loan did not bear interest and was repaid in full in August 2014.

As of December 31, 2014, we had a net receivable from related parties of approximately $1.0 million and $0.8 million due from Mr. Mariano and entities controlled by Mr. Mariano, respectively.

Statement of Policy Regarding Transactions with Related Persons

Our board of directors has adopted a written Related Person Transaction Policy to assist it in reviewing, approving and ratifying transactions with related persons and to assist us in the preparation of related disclosures required by the SEC. This Related Person Transaction Policy supplements our other policies that may apply to transactions with related persons, such as the Corporate Governance Guidelines of our board of directors and our Code of Business Conduct and Ethics.

The Related Person Transaction Policy provides that all transactions with related persons covered by the policy must be reviewed and approved and ratified by the Audit Committee or disinterested members of the board of directors and that any employment relationship or transaction involving an executive officer and any related compensation must be approved or recommended for the approval of the board of directors by the Compensation Committee.

In reviewing transactions with related persons, the Audit Committee or disinterested members of the board of directors will consider all relevant facts and circumstances, including, without limitation:

➢	the nature of the related person’s interest in the transaction;

➢	the material terms of the transaction;

➢	the importance of the transaction both to the Company and to the related person;

➢	whether the transaction would likely impair the judgment of a director or executive officer to act in the best interest of the Company;

➢	whether the value and the terms of the transaction are substantially similar as compared to those of similar transactions previously entered into by the Company with non-related persons, if any; and

➢	any other matters that management or the Audit Committee or disinterested directors, as applicable, deem appropriate.

The Audit Committee or disinterested members of the board of directors, as applicable, will not approve or ratify any related person transaction unless it shall have determined in good faith that, upon consideration of all relevant information, the related person transaction is in, or is not inconsistent with, the best interests of the Company. The Audit Committee or the disinterested members of the board of directors, as applicable, may also conclude, upon review of all relevant information, that the transaction does not constitute a related person transaction and thus that no further review is required under this policy.

Generally, the Related Person Transaction Policy applies to any current or proposed transaction in which:

➢	the Company was or is to be a participant;

➢	the amount involved exceeds $120,000; and

➢	any related person (i.e., a director, director nominee, executive officer, greater than 5% beneficial owner and any immediate family member of such person) had or will have a direct or indirect material interest.

Since our initial public offering, all of the related party transactions described above have been approved in accordance with the Related Person Transaction Policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock, as of June 30, 2015, by (1) each of our named executive officers, (2) each of our directors, (3) all of our directors and our executive officers as a group, (4) each individual or entity known by us to beneficially own more than 5% of our outstanding common stock and (5) each selling stockholder. As of September 25, 2015, there were approximately 21 holders of record of our common stock.

Beneficial ownership is determined in accordance with the SEC’s rules, under which a person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

To our knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.

Securities subject to option grants that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person. Percentage computations are based on 27,050,694 shares of our common stock outstanding as of September 25, 2015, and             shares outstanding upon consummation of this offering (or              shares if the underwriters exercise their option in full).

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Patriot National, Inc., 401 East Las Olas Boulevard, Suite 1650, Fort Lauderdale, Florida 33301.

	Common Stock Beneficially Owned Prior to the Offering		Shares of Common Stock Offered	Common Stock Beneficially Owned Following the Offering
				Assuming No Exercise of Underwriters’ Option		Assuming Full Exercise of Underwriters’ Option
Name of Beneficial Owner	Number	%		Number	%	Number	%
Directors and Executive Officers

Steven M. Mariano(1)	16,822,604	62.2%			%		%
John R. Del Pizzo(2)	173,028	*	—	173,028	*	173,028	*
Austin J. Shanfelter(3)	283,543	1.1%	267,000	16,543	*	16,543	*
Quentin P. Smith	3,775	*	—	4,438	*	3,775	*
Charles H. Walsh	9,438	*	—	9,438	*	9,438	*
Timothy J. Ermatinger	48,382	*	—	48,382	*	48,382	*
Michael W. Grandstaff	69,976	*	—	69,976	*	69,976	*
Judith L. Haddad	75,000	*	—	75,000	*	75,000	*
Paul Halter(4)	45,118	*	—	23,059	*	23,059	*
Michael McFadden	16,765	*	—	16,765	*	16,765	*
Christopher A. Pesch(5)	338,495	1.3%	—	338,495	*	338,495	*
Thomas Shields	70,588	*	—	70,588	*	70,588	*
Directors and Executive Officers as a Group (12 persons)	17,956,622	66.4%	—		%		%
Selling Stockholders
PennantPark Entities(6)	144,855	*	144,855	—	—	—	—

*	Indicates less than one percent of common stock.
(1)	Includes 1,256,670 shares held by Steven M. Mariano Trust with Mr. Mariano as trustee, and 1,014,607 shares held by Guarantee Insurance Company which may be deemed to be beneficially owned by Mr. Mariano because Guarantee Insurance Company is controlled by Mr. Mariano. On February 26, 2015, Mr. Mariano pledged 1,330,380 shares, representing approximately 4.9% of our total shares outstanding, to secure obligations under a credit agreement dated as of April 11, 2013, between Mr. Mariano and UBS Bank USA. In the event of a default under the agreement, UBS Bank USA may foreclose upon any and all of the pledged shares. On July 28, 2015 and September 29, 2015, Mr. Mariano pledged 2,860,000 and 361,700 shares, respectively, representing approximately 10.6% and 1.3% of our total shares outstanding, to secure obligations under a credit agreement dated as of March 11, 2015, between Mr. Mariano and Fifth Third Bank. In the event of a default under the agreement, Fifth Third Bank may foreclose upon any and all of the pledged shares. Restricted stock units issued to employees in connection with the closing of this offering are scheduled to vest in three annual installments. Upon the vesting of any such units and the issuance of shares thereunder, Mr. Mariano will have a proxy to vote, or act by written consent with respect to, such shares until the earliest to occur of (i) the termination of employment of the individual who was granted such restricted stock units, (ii) sale of such shares to a third party, (iii) the date of our change in control and (iv) the date Mr. Mariano ceases to be our Chief Executive Officer.
(2)	Includes 65,575 shares held by Mr. Del Pizzo’s spouse and 7,050 shares held by Advanta Trust LLC for which Mr. Del Pizzo shares voting and investment power.
(3)	Includes 267,000 shares issued by us to In Touch Holdings LLC for which Mr. Shanfelter has voting and investment power, all of which are offered hereby; and excludes 618,478 additional shares that may be issued by us to In Touch Holdings LLC as Deferred Compensation, in each case, in connection with the Global HR Acquisition. See “Summary—Our History and Organization.”
(4)	Includes 1,000 shares held by Mr. Halter’s spouse.
(5)	Mr. Pesch has pledged the investment account holding his shares to BMO Harris Bank N.A. to secure a loan.
(6)	Includes 144,855 shares issuable upon the exercise of warrants held by the PennantPark Entities as follows: 117,260 shares issuable upon the exercise of warrants held by PennantPark Investment Corporation, 5,869 shares issuable upon the exercise of warrants held by PennantPark SBIC II LP, 14,484 shares issuable upon the exercise of warrants held by PennantPark Floating Rate Capital Ltd. and 7,242 shares issuable upon the exercise of warrants held by PennantPark Credit Opportunities Fund LP.

PennantPark Investment Advisers, LLC is a registered investment adviser that directly or indirectly manages the investment activities of each of the PennantPark Entities. Arthur H. Penn, Jose A. Briones, Salvatore Giannetti III and P. Whitridge Williams, Jr. are the senior investment professionals of PennantPark Investment Advisers, LLC. Each of PennantPark Investment Advisers, LLC and Messrs. Penn, Briones, Giannetti III and Williams, Jr. may be deemed to share voting and dispositive power with respect to the shares issuable upon the exercise of warrants held by PennantPark Entities but disclaim such beneficial ownership except to the extent of its or his pecuniary interest therein.

The address of each of the PennantPark Entities listed in this footnote is c/o 590 Madison Avenue, 15th Floor, New York, New York 10022.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. No shares of preferred stock are currently issued or outstanding. Unless our board of directors determines otherwise, all shares of our capital stock are issued in uncertificated form. As of September 25, 2015, we had 27,050,694 total shares and warrants in respect of 144,855 shares of common stock issued and outstanding.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of shares of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights, other than as described under “—Warrants” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.” There will be no redemption or sinking fund provisions applicable to the common stock.

All shares of our common stock that will be outstanding upon consummation of this offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange on which our securities are listed, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the powers, preferences, rights, qualifications, limitations and restrictions of that series, including:

➢	the designation of the series;

➢	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

➢	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

➢	the dates at which dividends, if any, will be payable;

➢	the redemption rights and price or prices, if any, for shares of the series;

➢	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

➢	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

➢	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

➢	restrictions on the issuance of shares of the same series or of any other class or series; and

➢	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of holders of our common stock might believe to be in their best interests or in which they might receive a premium for their shares of common stock over the market price of the shares of common stock. In addition, rights of holders of our common stock will be subject to the powers, preferences and rights of holders of our preferred stock that we may authorize and issue in the future. For example, the terms of our future preferred stock may restrict dividends on our common stock, dilute the voting power of our common stock or subordinate the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as the shares of common stock remain listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons whose interests align with current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Warrants

The PennantPark Entities hold warrants to purchase an aggregate of 144,855 shares of our common stock at an exercise price of $2.67 per share, which were issued in connection with and as part of the consideration for the Initial Tranche and Additional Tranche of the PennantPark Loan Agreement. The warrants expire 10 years after their respective issuance. The warrants contain customary adjustment provisions, as well as certain anti-dilution provisions with respect to an issuance or sale of our common stock for a consideration less than $2.67 per share. We expect that the PennantPark Entities will exercise all of their warrants in connection with this offering.

Advantage Capital holds 743,730 shares of our common stock. Warrants to purchase these shares were issued to Advantage Capital on November 27, 2013 as part of our Reorganization, and were exercised on September 30, 2014. In connection with our initial public offering, we entered into an amended and restated warrant agreement with Advantage Capital on January 5, 2015. The warrant agreement provides “piggyback” registration rights.

Forum Selection Clause

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock of the corporation will be deemed to have notice of and consented to the forum selection clause.

Anti-Takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer or, for so long as Mr. Mariano continues to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock, by Mr. Mariano. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Our amended and restated certificate of incorporation provides that the board of directors is expressly authorized to make, amend, alter, change, add to or repeal our bylaws without the assent or vote of our stockholders and that our stockholders may only amend our bylaws, for so long as Mr. Mariano continues to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock, with the approval of a majority of the voting power of all the then outstanding shares of our capital stock, and, from and after the date on which Mr. Mariano ceases to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock, with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote thereon.

In addition, the provisions of our amended and restated certificate of incorporation providing for a classified board of directors may be amended, altered, changed, added to, repealed or rescinded, in whole or in part, or any provision inconsistent therewith may be adopted, for so long as Mr. Mariano continues to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock, with the approval of a majority of the voting power of all the then outstanding shares of our capital stock and, from and after the date on which Mr. Mariano ceases to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock, with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote thereon.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Mr. Mariano beneficially owns less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Mr. Mariano beneficially owns less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our company’s amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that, from and after the date on which Mr. Mariano ceases to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock, any action required or permitted to be taken by our stockholders may not be effected by consent in writing by such stockholders unless such action is recommended by all directors then in office.

Delaware Anti-Takeover Statute

We have opted out of Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly-held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

However, our amended and restated certificate of incorporation provides that in the event Mr. Mariano ceases to beneficially own at least 5% of the total voting power of all the then outstanding shares of our capital stock, we will automatically become subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

➢	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

➢	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

➢	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, any director who is not employed by us or his or her affiliates will have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity, unless such corporate opportunity is expressly offered to such person in his or her capacity as a director or officer of our company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

Our common stock is listed on the NYSE under the symbol “PN.”

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO

NON-U.S. HOLDERS

The following is a discussion of certain United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)).

A “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

➢	an individual citizen or resident of the United States;

➢	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

➢	an estate the income of which is subject to United States federal income taxation regardless of its source; or

➢	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxes and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you and owners of your equity, if applicable, if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Distributions, if any, on our common stock will generally constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as reducing your adjusted basis in your shares of common stock, and, to the extent it exceeds such adjusted basis, as gain from the disposition of such common stock. Dividends, if any, paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment or a fixed base) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock that wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service (“IRS”) Form W-8BEN or Form W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

➢	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or a fixed base of the non-U.S. holder);

➢	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

➢	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), although such gain generally will not be subject to United States federal income tax if (1) our common stock is regularly traded on an established securities market and (2) the non-U.S. holder does not hold, and at no time during the period described above did such non-U.S. holder hold, more than 5% of our outstanding common stock, directly or indirectly, actually or constructively.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under graduated United States federal income tax rates in the same manner as if it were a United States person as defined under the Code. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or at such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information returns must be sent to the IRS and to each non-U.S. holder in connection with payments of dividends to such holder and the tax withheld, if any, with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury (generally on IRS Form W-8BEN or Form W-8BEN-E) that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a credit against a non-U.S. holder’s United States federal income tax liability and may entitle a non-U.S. holder to a refund, provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Section 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock, and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “nonfinancial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). Such withholding could apply regardless of whether the foreign financial institution or nonfinancial foreign entity receives payments in its capacity as an intermediary or for its own account. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “— Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

We are offering the shares of our common stock described in this prospectus through the underwriters named below. BMO Capital Markets Corp. and J.P. Morgan Securities LLC are acting as joint book-running managers of this offering and as the representatives of the several underwriters. We and the selling stockholders have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we and the selling stockholders have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
BMO Capital Markets Corp.
J.P. Morgan Securities LLC
JMP Securities LLC
William Blair & Company L.L.C.
Fifth Third Securities, Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Shares

We or the selling stockholders have granted the underwriters an option to buy up to an additional $12,000,000 of our common stock. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

Underwriting Discount

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discount we and the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to $12,000,000 of additional shares.

	Paid by us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $0.6 million. We have agreed to reimburse the underwriters and their affiliates, including the qualified independent underwriter, for certain expenses incurred in connection with this offering in an amount up to $30,000.

No Sales of Similar Securities

In connection with this offering, we and the selling stockholders, our directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock during the period ending 90 days after the date of this prospectus, except with the prior written consent of the representatives.

The restrictions in the immediately preceding paragraph do not apply to certain transactions, including, but not limited to, transfers, dispositions or offers, as applicable, of shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock (i) pursuant to certain existing pledges in the case of certain of our executive officers, (ii) to satisfy tax withholding requirements, subject to certain conditions, (iii) pursuant to our equity incentive plans, (iv) in issuances in connection with commercial transactions not to exceed 5% of the total number of outstanding shares of our common stock immediately following this offering in the aggregate and (v) in certain other transactions not involving a disposition for value.

The representatives may, at any time and in their sole discretion, release some or all the securities from these lock-up agreements. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price of our common stock.

Indemnification

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Listing

Our common stock is listed on the NYSE under the symbol “PN.”

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

Naked short sales are short sales made in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the public offering price.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us, our affiliates or our significant stockholders and perform services for us, our affiliates or our significant stockholders or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us, our affiliates or our significant stockholders. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments. An affiliate of BMO Capital Markets Corp. is an administrative agent and lender under our senior secured credit facility. An affiliate of Fifth Third Securities, Inc. is a syndication agent and lender under our senior secured credit facility.

Conflicts of Interest

Affiliates of BMO Capital Markets Corp. and Fifth Third Securities, Inc. are lenders under our senior secured credit facility. As described in “Use of Proceeds,” the net proceeds from this offering will be used to repay outstanding borrowings under our senior secured credit facility and affiliates of BMO Capital Markets Corp. and Fifth Third Securities, Inc. will receive more than 5% of the net proceeds of this offering due to the repayment of borrowings under such senior secured credit facility. Therefore, such underwriters are deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering will be conducted in accordance with FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. J.P. Morgan Securities LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. J.P. Morgan Securities LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify J.P. Morgan Securities LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Pursuant to Rule 5121, BMO Capital Markets Corp. and Fifth Third Securities, Inc. will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Use of Proceeds” for additional information.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall result in a requirement for the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the shares of our common stock.

The shares of our common stock are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the shares of our common stock has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our shares of our common stock, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus not a wholesale client, no offer of, or invitation to apply for, our shares of our common stock shall be deemed to be made to such recipient and no applications for our shares of our common stock will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our shares of our common stock you undertake to us that, for a period of 12 months from the date of issue of the shares of our common stock, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares of our common stock may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (the “CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

Our shares of our common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our shares of our common stock will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares of our common stock may not be circulated or distributed, nor may our shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under

Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law; or

(4)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Switzerland

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (the “SCO”) and the shares of our common stock will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the SCO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares of our common stock may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares of our common stock with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in United Kingdom

Each underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York and for the selling stockholders by Mr. Pesch, our Executive Vice President, General Counsel, Chief Legal Officer and Secretary. See “Principal and Selling Stockholders.” The underwriters are being represented by Mayer Brown LLP, Chicago, Illinois.

EXPERTS

The consolidated and combined financial statements and schedule of Patriot National, Inc. as of December 31, 2014 and 2013 and for the three years ended December 31, 2014, are each incorporated by reference in this prospectus and the related registration statement have been so incorporated by reference in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, also incorporated by reference herein, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Patriot Care Holdings, Inc. (f/k/a MCRS Holdings, Inc.) as of and for each of the years ended December 31, 2013 and 2012 incorporated by reference in this prospectus and the related registration statement have been so incorporated by reference in reliance on the report of Mayer Hoffman McCann P.C., independent auditors, also incorporated by reference herein, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Global HR Research LLC as of and for the year ended December 31, 2014 incorporated by reference in this prospectus and the related registration statement have been so incorporated by reference in reliance on the report of Goldstein Schechter Koch, P.A., an independent registered public accounting firm, also incorporated by reference herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, you should refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. We also make additional information available on our corporate website at www.patnat.com. The information contained on our website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

We are subject to the informational requirements of the Exchange Act and, in accordance therewith, we file reports and other information with the SEC. The registration statement, reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330 . The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information contained in documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. Information furnished under Item 2.02 or Item 7.01 of our current reports on Forms 8-K and 8-K/A are not incorporated by reference in this prospectus. We incorporate by reference the documents listed below.

➢	our annual report on Form 10-K for the year ended December 31, 2014;

➢	our quarterly reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015;

➢	our information statement on Form 14-C filed with the SEC on July 21, 2015

➢	our current reports on Forms 8-K and 8-K/A filed with the SEC on January 22, 2015, February 2, 2015, February 5, 2015, April 1, 2015, April 8, 2015, April 20, 2015, April 27, 2015, May 26, 2015, June 3, 2015, June 18, 2015, July 9, 2015, July 21, 2015, August 17, 2015, August 24, 2015, October 5, 2015, and October 14, 2015; and

➢	the financial statements of PCM as of and for each of the years ended December 31, 2013 and 2012 and as of and for the six months ended June 30, 2014 and 2013, contained in our Registration Statement on Form S-1/A, filed with the SEC on January 14, 2015.

We will provide a copy of these filings (including certain exhibits that are specifically incorporated by reference therein) to each person, including any beneficial owner, to whom a prospectus is delivered. You may request a copy of any or all of these filings at no cost, by writing or calling us at:

401 East Las Olas Boulevard, Suite 1650

Fort Lauderdale, Florida 33301

(954) 670-2900

Attention: Christopher A. Pesch

cpesch@patnat.com

Copies of certain information filed by us with the SEC, including our annual report and quarterly reports, are also available on our website at ir.patnat.com. Information contained on our website or that can be accessed through our website is not incorporated by reference herein.

You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission (“SEC”) registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

SEC registration fee	$9,264
FINRA filing fee	14,300
Printing fees and expenses	75,000
Legal fees and expenses	350,000
Blue sky fees and expenses	20,000
Registrar and transfer agent fees	7,000
Accounting fees and expenses	100,000
Miscellaneous expenses	24,436

Total	$600,000

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability. We will enter into indemnification agreements with our director nominees that provide for us to indemnify them to the fullest extent permitted by Delaware law.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred. Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated bylaws provide that we must indemnify, and advance expenses to, our directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the board of directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities.

Within the past three years, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act of 1933, as amended (the “Securities Act”).

On November 27, 2013, in connection with the consolidation of certain insurance services entities controlled by Mr. Mariano under the Registrant, the Registrant issued 14,250,000 shares of common stock to Mr. Mariano, 37,500 shares of common stock to Mr. Del Pizzo and a warrant to purchase 743,730 shares of common stock to Advantage Capital Community Development Fund, L.L.C. (“Advantage Capital”) at an exercise price of $.001 per share. The shares of common stock were issued to Messrs. Mariano and Del Pizzo in exchange for shares in the consolidated entities held by these persons. The warrant was issued to Advantage Capital in exchange for the forgiveness of common units and detachable stock warrants of certain of the consolidated entities. On September 30, 2014, Advantage Capital exercised all of its warrants in respect of, and the Registrant issued to Advantage Capital, 743,730 shares of the Registrant’s common stock for an aggregate exercise price of $496.

On November 27, 2013, in connection with and as part of the consideration for a $42.0 million loan agreement with PennantPark Investment Corporation and certain of its affiliates (the “PennantPark Entities”), the Registrant issued warrants to purchase an aggregate of 626,295 shares of common stock to the PennantPark Entities at an exercise price of $2.67 per share.

In addition, on August 6, 2014, in connection with an additional $30.8 million tranche of such loan agreement and as part of the consideration therefor, the Registrant issued warrants to purchase an aggregate of 484,260 shares of common stock to the PennantPark Entities at an exercise price of $2.67 per share.

Also on August 6, 2014, in connection with the merger of SPV2 with and into Patriot Care, Inc., a subsidiary of the Registrant, the Registrant issued an aggregate of 3,043,485 of its shares to the SPV2 shareholders, including Mr. Mariano, Mr. Del Pizzo and his spouse Arlene Del Pizzo, Mr. Shanfelter, Mr. Grandstaff and Mr. Pesch, as consideration for all of the outstanding common stock of SPV2.

On January 15, 2015, the PennantPark Entities exercised warrants in respect of, and the Registrant issued to the PennantPark Entities, 965,700 shares of the Registrant’s common stock for an aggregate exercise price of $2.67 per share.

On August 21, 2015, in connection with and as part of the consideration for the purchase by the Registrant of all the membership interests in Global HR Research LLC (“Global HR”), the Registrant issued an aggregate of 444,096 shares of common stock (of which 94,451 shares are held in escrow) to In Touch Holdings LLC and Brandon G. Phillips, the sellers of such membership interests.

Each of the transactions referenced above was exempt from registration under Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b)	Financial Statement Schedules.

None.

Item 17. Undertakings.

(1)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2)	The undersigned Registrant hereby undertakes that:

(A)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on October 15, 2015.

PATRIOT NATIONAL, INC.

By:	/s/ Steven M. Mariano

Name:	Steven M. Mariano
Title:	Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Capacity	Date

* Steven M. Mariano	Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 15, 2015

* Thomas Shields	Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 15, 2015

* John R. Del Pizzo	Director	October 15, 2015

* Austin J. Shanfelter	Director	October 15, 2015

* Quentin P. Smith	Director	October 15, 2015

* Charles H. Walsh	Director	October 15, 2015

*By	/s/ Christopher A. Pesch Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1*	Form of Underwriting Agreement.

2.1	Asset Purchase Agreement dated as of January 31, 2015 by and between Patriot National, Inc. and Phoenix Risk Management, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on February 5, 2015 (File no. 001-36804))

2.2	Stock Purchase Agreement dated as of March 31, 2015 by and between Patriot Services, Inc. and TriGen Holdings Group, Inc., and certain shareholders of TriGen Holdings Group, Inc. (“TriGen Stock Purchase Agreement”) (incorporated by reference to Exhibit 2.2 to the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2015 (File no. 001-36804))

2.3	Amendment No. 1 to TriGen Stock Purchase Agreement dated as of April 13, 2015, by and between Patriot Services, Inc. and TriGen Insurance Solutions, Inc. (as successor by merger to TriGen Holdings Group, Inc.) (incorporated by reference to Exhibit 2.3 to the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2015 (File no. 001-36804))

2.4	Asset Purchase Agreement dated as of April 8, 2015 by and between TriGen Insurance Solutions, Inc. and Hospitality Supportive Systems, LLC (the “HSS Asset Purchase Agreement”) (incorporated by reference to Exhibit 2.4 to the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2015 (File no. 001-36804))

2.5	Asset Purchase Agreement dated as of April 8, 2015 by and between TriGen Insurance Solutions, Inc. and Selective Risk Management LLC (the “SRM Asset Purchase Agreement”) (incorporated by reference to Exhibit 2.5 to the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2015 (File no. 001-36804))

2.6	Agreement and Plan of Merger dated as of April 17, 2015, by and among Patriot National, Inc., Vikaran Technology Solutions, Inc., Vikaran Solutions, LLC and certain members of Vikaran Solutions, LLC (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on April 20, 2015 (File No. 001-36804))

2.7	Stock Purchase Agreement dated as of April 24, 2015, by and among Corporate Claims Management, Inc. (“CCMI”), the shareholders of CCMI, and Patriot Risk Services, Inc. (incorporated by reference to Exhibit 2.7 to the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2015 (File no. 001-36804))

2.8	Amendment No. 1 to HSS Asset Purchase Agreement dated as of May 14, 2015, by and between TriGen Insurance Solutions, Inc. and Hospitality Supportive Systems, LLC (incorporated by reference to Exhibit 2.8 to the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2015 (File no. 001-36804))

2.9	Amendment No. 1 to SRM Asset Purchase Agreement dated as of May 14, 2015, by and between TriGen Insurance Solutions, Inc. and Selective Risk Management LLC (incorporated by reference to Exhibit 2.9 to the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2015 (File no. 001-36804))

2.10	Asset Purchase Agreement dated as of May 8, 2015, by and among Contego Services Group, LLC and Candid Investigation Services, L.L.C (incorporated by reference to Exhibit 2.10 to the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2015 (File no. 001-36804))

2.11	Asset Purchase Agreement dated as of May 22, 2015, by and between TriGen Insurance Solutions, Inc. and Brandywine Insurance Advisors, LLC (incorporated by reference to Exhibit 2.11 to the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2015 (File no. 001-36804))

Exhibit Number	Description of Exhibits

2.12	Asset Purchase Agreement dated as of June 3, 2015, by and between Patriot Underwriters, Inc. and Infinity Insurance Solutions LLC (incorporated by reference to Exhibit 2.12 to the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2015 (File no. 001-36804))

2.13	Assignment and Assumption Agreement dated as of June 15, 2015, by and between TriGen Insurance Solutions, Inc. and The Carman Corporation (incorporated by reference to Exhibit 2.13 to the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2015 (File no. 001-36804))

2.14	Stock Purchase Agreement dated as of June 17, 2015, by and between Patriot Technology Solutions, Inc. and InsureLinx, Inc. (incorporated by reference to Exhibit 2.14 to the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2015 (File no. 001-36804))

2.15	Stock Purchase Agreement dated as of July 9, 2015, by and between Patriot Risk Services, Inc. and CWIBenefits, Inc. (incorporated by reference to Exhibit 2.15 to the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2015 (File no. 001-36804))

2.16	Membership Interest Purchase Agreement dated as of July 20, 2015, by and between Patriot National, Inc. and Global HR Research LLC, In Touch Holdings LLC, the members of Global HR Research LLC, and Brandon G. Phillips (incorporated by reference to Exhibit 2.16 to the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2015 (File no. 001-36804))

3.1	Amended and Restated Certificate of Incorporation of Patriot National, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on January 22, 2015 (File no. 001-36804))

3.2	Amended and Restated By-Laws of Patriot National, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on January 22, 2015 (File no. 001-36804))

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 6, 2015 (File no. 333-200972))

4.2	Amended and Restated Stockholders Agreement, dated as of January 5, 2015, among Steven M. Mariano, John R. Del Pizzo, as Minority Stockholder, PennantPark Investment Corporation, PennantPark Floating Rate Capital Ltd., PennantPark SBIC II LP, PennantPark Credit Opportunities Fund LP and Patriot National, Inc. (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 6, 2015 (File no. 333-200972))

4.3	Registration Rights Agreement, dated as of January 5, 2015, by and between Patriot National, Inc. and Steven M. Mariano (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 6, 2015 (File no. 333-200972))

4.4	Amended and Restated Common Stock Purchase Agreement, dated as of January 5, 2015, between Advantage Capital Community Development Fund, L.L.C., as holder, and Patriot National, Inc. (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 6, 2015 (File no. 333-200972))

4.5**	Registration Rights Agreement, dated as of dated as of August 21, 2015, among Patriot National, Inc., In Touch Holdings LLC and Brandon G. Phillips

5.1*	Form of Opinion of Simpson Thacher & Bartlett LLP.

5.2*	Form of Opinion of Christopher A. Pesch, Esq.

10.1[1]	Program Administrator Agreement, dated as of August 6, 2014, between Patriot Underwriters, Inc. and Guarantee Insurance Company (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on November 21, 2014 (File no. 377-00818))

Exhibit Number	Description of Exhibits

10.2[1]	Subrogation Services Agreement, dated as of April 25, 2011, between Contego Services Group, LLC and Guarantee Insurance Company, as amended (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on November 21, 2014 (File no. 377-00818))

10.3[1]	Investigation and Loss Control Services Agreement, dated as of April 25, 2011, between Contego Services Group, LLC and Guarantee Insurance Company, as amended (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on November 21, 2014 (File no. 377-00818))

10.4[1]	Managed Care Services Agreement, dated as of August 6, 2014, between Patriot Care Management, Inc. (f/k/a Managed Care Risk Services, Inc.) and Guarantee Insurance Company (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on November 21, 2014 (File no. 377-00818))

10.5[1]	Claim Administration Services Agreement, dated as of January 1, 2012, between Patriot Risk Services, Inc. and Guarantee Insurance Company, as amended (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on November 21, 2014 (File no. 377-00818))

10.6	Master Equipment Lease Agreement, dated as of December 3, 2013, by and among Patriot National, Inc., Steven M. Mariano and Fifth Third Bank (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on November 21, 2014 (File no. 377-00818))

10.7[2]	Patriot National, Inc. 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on January 22, 2015 (File no. 001-36804))

10.8[2]*	Patriot National, Inc. Acquisition Incentive Plan

10.9[2]	Form of Restricted Stock Grant Notice and Agreement (Employees) (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on November 21, 2014 (File no. 377-00818))

10.10[2]	Form of Restricted Stock Grant Notice and Agreement (Non-Employee Directors) (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on November 21, 2014 (File no. 377-00818))

10.11[2]	Executive Employment Agreement, dated as of December 31, 2014, by and between Patriot National, Inc. and Steven M. Mariano (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 6, 2015 (File no. 333-200972))

10.12[2]	Executive Employment Agreement, dated as of August 27, 2012, by and between Guarantee Insurance Group, Inc. (f/k/a Patriot National Insurance Group, Inc.) and Robert Peters, and Assignment and Assumption of Employment Agreement, dated as of December 10, 2014, by and among Guarantee Insurance Group, Inc., Patriot National, Inc. and Robert Peters (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 filed on December 15, 2014 (File no. 333-200972))

10.13[2]	Executive Employment Agreement, dated as of February 19, 2010, by and between Guarantee Insurance Group, Inc. (f/k/a Patriot Risk Management, Inc.) and Judith L. Haddad, and Assignment and Assumption of Employment Agreement, dated as of December 10, 2014, by and among Guarantee Insurance Group, Inc., Patriot National, Inc. and Judith L. Haddad (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 filed on December 15, 2014 (File no. 333-200972))

Exhibit Number	Description of Exhibits

10.14[2]	Executive Employment Agreement, dated as of June 22, 2011, by and between Guarantee Insurance Group, Inc. (f/k/a Patriot National Insurance Group, Inc.) and Michael Grandstaff, and Assignment and Assumption of Employment Agreement, dated as of December 10, 2014, by and among Guarantee Insurance Group, Inc., Patriot National, Inc. and Michael Grandstaff (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 filed on December 15, 2014 (File no. 333-200972))

10.15[2]	Executive Employment Agreement, dated as of September 8, 2014, by and between Patriot National, Inc. (f/k/a Old Guard Risk Services, Inc.) and Christopher A. Pesch (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 filed on December 15, 2014 (File no. 333-200972))

10.16[2]	Executive Employment Agreement, dated as of January 5, 2015, by and between Patriot National, Inc. and Thomas Shields (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 6, 2015 (File no. 333-200972))

10.17[2]	Form of Indemnification Agreement by and between Patriot National, Inc. and its directors and officers (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 filed on December 15, 2014 (File no. 333-200972))

10.18[2]	Form of Option Grant Notice and Agreement (incorporated by reference to Exhibit 10.17 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 6, 2015 (File no. 333-200972))

10.19[2]	Form of Restricted Stock Grant Notice and Agreement (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 6, 2015 (File no. 333-200972))

10.20[2]	Executive Employment Agreement, dated as of December 31, 2014, by and between Patriot National Inc. and Michael McFadden (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 6, 2015 (File no. 333-200972))

10.21[2]	Executive Employment Agreement, dated as of December 31, 2014, by and between Patriot National, Inc. and Paul V. H. Halter, III (incorporated by reference to Exhibit 10.20 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 6, 2015 (File no. 333-200972))

10.22[2]	Executive Employment Agreement, dated as of December 31, 2014, by and between Patriot National, Inc. and Timothy J. Ermatinger (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 6, 2015 (File no. 333-200972))

10.23	Credit Agreement, dated as of January 22, 2015, by and among Patriot National, Inc., the Lenders party thereto and BMO Harris Bank N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on January 22, 2015 (File no. 001-36804))

10.24	First Amendment to the Credit Agreement, dated as of June 15, 2015, by and among Patriot National, Inc., the lenders party thereto and BMO Harris Bank N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2015 (File no. 001-36804))

10.25*	Second Amendment to the Credit Agreement, dated as of August 14, 2015, by and among Patriot National, Inc., the lenders party thereto and BMO Harris Bank N.A., as administrative agent

21.1**	Subsidiaries of Registrant

23.1*	Consent of BDO USA, LLP

23.2*	Consent of Mayer Hoffman McCann P.C.

Exhibit Number	Description of Exhibits

23.3*	Consent of Goldstein Schechter Koch, P.A.

23.4*	Consent of Simpson Thacher & Bartlett LLP (included in the opinion filed as Exhibit 5.1 hereto).

23.5*	Consent of Christopher A. Pesch, Esq. (included in the opinion filed as Exhibit 5.2 hereto).

24.1**	Power of Attorney.

*	Filed herewith.
**	Filed previously.
1	Pursuant to a request for confidential treatment, portions of this Exhibit have been redacted from the publicly filed document and have been furnished separately to the Securities and Exchange Commission as required by Rule 24b-2 under the Securities Exchange Act of 1934, as amended.
2	Identifies exhibits that consist of a management contract or compensatory plan or arrangement.